CN

RESILIENT AND READY

2024 ANNUAL REPORT

Except where otherwise indicated, all financial information reflected in this document is expressed in Canadian dollars and determined on the basis of United States generally accepted accounting principles (GAAP).

Certain statements included in this annual report constitute "forward-looking statements" within the meaning of the *United States Private Securities Litigation Reform Act of 1995* and under Canadian securities laws, including statements based on management's assessment and assumptions and publicly available information with respect to CN. By their nature, forward-looking statements involve risks, uncertainties and assumptions. CN cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as "believes," "expects," "anticipates," "assumes," "outlook," "plans," "targets" or other similar words.

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors, which may cause actual results, performance or achievements of CN to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements include, but are not limited to, general economic and business conditions, including factors impacting global supply chains such as pandemics and geopolitical conflicts and tensions; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions, trade barriers, or the imposition of tariffs or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks; and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings and other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; the availability of and cost competitiveness of renewable fuels and the development of new locomotive propulsion technology; reputational risks; supplier concentration; pension funding requirements and volatility; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should also be made to "Management's Discussion and Analysis" (MD&A) in this annual report as well as the Annual Information Form and Form 40-F filed with Canadian and U.S. securities regulators and available on CN's website for a description of major risk factors relating to CN.

The achievement of CN's climate goals is subject to several risks and uncertainties, including those disclosed in the MD&A. While the Company currently believes its goals are reasonably achievable, there can be no certainty that the Company will achieve any or all of these goals within the stated timeframe, or that achieving any of these goals will meet all of the expectations of its stakeholders or applicable legal requirements.

Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement. Information contained on, or accessible through, our website is not incorporated by reference into this annual report.

As used herein, "Company" or "CN" refers to Canadian National Railway Company and, as the context requires, its wholly owned subsidiaries.

CN

PICTURED (ABOVE):
A CN mixed train moves goods through Caramat, ON.

PICTURED (FRONT AND BACK COVER):
Two CN trains travel on side-by-side tracks between Kamloops and Vernon, BC.



TABLE OF CONTENTS

ABOUT
CN



CN powers the economy by safely transporting more than 300 million tons of natural resources, manufactured products and finished goods throughout North America every year for its customers. With its nearly 20,000-mile rail network and related transportation services, CN connects Canada's Eastern and Western coasts with the U.S. Midwest and the U.S. Gulf Coast, contributing to sustainable trade and the prosperity of the communities in which it operates since 1919.

CN'S 2024 PERFORMANCE

The resiliency of CN's operating model was tested by a number of challenges in 2024, including rail and port labor disruptions, wildfires and weaker-than-expected demand in certain segments. CN adhered to its operating plan and managed through the year with resiliency and solid execution.

Revenues

$17.0B
(up 1%[1])

Diluted earnings per share (EPS)

$7.01
(down 18%[1])

Adjusted diluted EPS

$7.10[2]
(down 2%[1])

---

[1] Versus 2023.

[2] This non-GAAP measure does not have any standardized meaning prescribed by GAAP and, therefore, may not be comparable to similar measures presented by other companies. See the section entitled *Non-GAAP measures – Adjusted performance measures* in Management's Discussion and Analysis (MD&A) included in this annual report for an explanation of this non-GAAP measure.

NOTE: Operating measures on Page X are unaudited and based on estimated data available at this time and are subject to change as more complete information becomes available.

A strong franchise

Our three-coast network delivers opportunities for customers to reach, grow or expand their markets.

Saskatoon
Regina
Winnipeg
Thunder Bay
Sault Ste. Marie
Sept-Îles
Baie-Comeau
Matane
Moncton
Quebec
Halifax
Saint John
Montreal
Auburn
Stevens Point
Chippewa Falls
Minneapolis/St. Paul
Green Bay
Arcadia
Fond du Lac
Toronto
Sarnia
Syracuse
Buffalo
Worcester
New London
Detroit
Conneaut
Sioux City
Omaha
Joliet
Chicago
Toledo
Pittsburgh
East Peoria
Springfield
Decatur
Indianapolis
East St. Louis
Memphis
Jackson
Baton Rouge
Mobile
Pascagoula
Gulfport
New Orleans
CN main lines
Secondary and feeder lines
Shortline partners
Ports served by CN

LETTER FROM
THE CHAIR



Dear fellow shareholders,

CN and our ~25,000 railroaders are driven by our purpose to power the economy, as we safely move our customers' essential goods across North America and enable global supply chains. Our transcontinental network is a distinct strength, connecting our customers with their markets, facilitating their growth and the growth of the Canadian and U.S. economies.

CN spans eight provinces in Canada from the Pacific to the Atlantic coasts and extends to the U.S. Gulf Coast. Each day, we move approximately 15,000 shipments that carry a diverse portfolio of products — grain and fertilizers that help feed the world, raw materials that drive manufacturing and construction, and energy commodities that heat, cool and power industries and homes.

The North American economy is interconnected, and in spite of potential challenges on the horizon, including uncertainty around trade and tariffs, CN remains focused on delivering for our customers.

Managing enterprise risks, building resiliency

As a Board, we take very seriously our obligations to oversee enterprise risks and to ensure that management is taking the appropriate actions to address strategic and business performance, as well as current and emerging risks, and building the necessary resiliency. We are well organized to do this.

In the past year, our Board committees were restructured to remain focused on performance and enterprise risks and prioritize the Company's business objectives, including the safety and efficiency of our operations. This new structure is working effectively. Each committee has clear mandates, enabling Board members to dedicate more time to discussing and exploring industry best practices, emerging risks and opportunities, and overseeing resilience readiness strategies. We ensure that an appropriate risk assessment process is in place and rigorously tested to help

us in being prepared for any eventualities in the current volatile environment. This focus represents a continued evolution of the Board's enterprise risk management practices to anticipate and mitigate unforeseen challenges, and to be alert and ready to seize potential opportunities. We are responding in tangible ways for our Company to be nimble, allowing for more efficient planning, prioritization and adaptability.

Supporting the sustainability of the business

The Board is also advancing other imperatives within our governance and oversight roles. We are committed to working toward our ambitious safety objectives. Safety is a core value and our foremost priority, encompassing our people, our customers and the communities and environments in which we operate. We are committed to providing the leadership, training and resources necessary to support our continuous improvement in safety. In 2024, our annual Rail Safety Week campaign in partnership with Operation Lifesaver® involved nearly 400 communities in this public safety initiative, and we proactively trained more than 5,000 first responders on rail safety and emergency incident response throughout the year.

For the environment, rail is already the most sustainable form of land transportation for shipping heavy freight. We seek to further understand potential impacts and solutions related to extreme weather, and our annual advisory vote on CN's Climate Action Plan reinforces our commitment, strategy and progress to decarbonizing rail transportation, including driving operational efficiency.

> ## "The Board is responding in tangible ways for our Company to be nimble, allowing for more efficient planning, prioritization and adaptability.

The Board's focus on talent development and succession planning continues to help ensure CN is well positioned to identify, attract, develop and retain the next generation of leaders who can maintain operational efficiency and customer service excellence, thereby enabling sustainable, profitable growth.

Part of building a more sustainable future is also deepening engagement with stakeholders and Indigenous communities along our network. We are actively engaged with and give back to the communities where we operate.

In 2024, we introduced our first Indigenous Reconciliation Action Plan (IRAP), which will guide our journey to reconciliation based on key pillars identified through open discussions with and feedback from Indigenous communities in Canada. Our IRAP provides a strong foundation for fostering continuous learning and meaningful actions in our ongoing efforts to support and honour Indigenous communities.

Collaborating for success

Our Board continues to work collaboratively and constructively with the management team. The insights we share and gain from each other further our aim to generate value for our customers, shareholders, employees and stakeholders with an unwavering commitment to safety and service.

In 2024, we brought in third parties to deepen our knowledge on topics and trends impacting our Company and our customers. Board members also continue to undertake additional education opportunities, which have been crucial to inform our strategic oversight role to ensure the resiliency and readiness of CN.

Sharing gratitude

On behalf of every member of the Board of Directors, I want to thank our employees, customers, shareholders and the communities in which we operate for their ongoing support, feedback and collaboration. We are grateful for our railroaders who focus on delivering excellence and looking out for each other every day, and we appreciate the trust each of you places in our Company. With our talented leaders and team, we are confident in our strategic direction and purpose to power the economy.

We invite you to join us at our Annual Meeting of Shareholders on May 2, 2025.

Shauneen Bruder

Shauneen Bruder
Chair of the Board

Recognition for governance and sustainability leadership

CN is pleased to be recognized for our governance and sustainability best practices. The 2024 *Globe and Mail*'s Report on Business evaluated the work of Canada's corporate boards using a rigorous set of governance criteria, and CN's Board of Directors earned a first-place ranking among 215 companies listed on the S&P/TSX Composite Index. We earned a notable score from the global environmental nonprofit CDP for our dedication to corporate transparency and performance on tackling climate change. We have been listed on the Dow Jones Best-in-Class World Index for 13 consecutive years and the Dow Jones Best-in-Class North American Index for 16 years in a row. This recognition demonstrates that our sustainability strategy is aligned with stakeholder expectations, including the delivery of consistent, transparent and comprehensive disclosures.



LETTER FROM
THE CEO

Dear fellow shareholders,

As we move into 2025, I am excited about the future of CN. The strength of our network, the resiliency of our operating model and the unique growth opportunities ahead position us for sustainable growth. In 2024, our operating plan was rigorously tested by unexpected disruptions, including labor uncertainties and supply chain constraints. While these challenges impacted our results, we remained agile and recovered quickly. The resiliency of our operations confirmed that we have the right model and the right strategy for long-term success.

Looking forward, our focus remains steadfast: Sustain and Build Service Excellence, Grow Our Business and Grow Our People. Our network is well-positioned to capitalize on CN-specific growth opportunities, and we are confident in our ability to create value for our customers, employees and shareholders.

Safety is our core value

Safety is at the heart of everything we do. Last year, we recorded the second-best accident and injury performance in the Company's history. However, nothing is more important than ensuring every team member returns home safely. Tragically, in April, we lost Juver Balmores, a track maintainer and truck driver in Kamloops, BC, in a motor vehicle accident while returning to his CN home terminal after his shift in a crew transportation vehicle. Our deepest condolences go to his family, loved ones and friends.

We honour our fallen colleagues by continuing to prioritize safety every minute of every shift. Our commitment to leading with safety includes fostering a strong safety culture, caring for one another, and engaging in ongoing training. We encourage our teams to speak up to identify and eliminate potential risks. Additionally, our investments in advanced technologies within our network and workplace further enhance the safety and well-being of our people and communities.

Sustain and Build Service Excellence

Scheduled railroading — our "Make the Plan, Run the Plan, Sell the Plan" model — is foundational to our operations. We collaborate closely with customers to establish a clear plan and ensure its successful execution. Operational excellence and customer service go hand in hand.

Our operating plan enables us to provide reliable, on-time performance for our customers. It also supports our ability to quickly recover from disruptions, as was the case last year. In some cases, we even broke records, such as with grain transportation. Our railroaders are agile and responsive, consistently taking the necessary steps to return to scheduled operations safely and efficiently. The operating plan is the backbone of our organization, ensuring all aspects of CN are working in harmony to continuously enhance service excellence.

Grow Our Business

When we establish strong partnerships with our customers and supply chain partners, everyone benefits. Collaboration is the key to success. We have built a pipeline of growth opportunities tailored to our network and our customers' needs, and less impacted by broader economic conditions. These CN-specific initiatives are driving volume growth, and we are strategically optimizing our existing capacity while investing in new assets in alignment with our operating plan.

For instance, our investments in Northeast British Columbia are expanding service and volumes in this resource-rich region. Additionally, we are strengthening partnerships at the Port of Prince Rupert, where we have exclusive access to this critical North American trade gateway. This strategic positioning supports global imports and exports, including natural gas liquids, grain and more.

Our strategic investments are also expanding our network. We are excited to welcome the Iowa Northern Railway team into the CN family. Our approved acquisition of the Iowa Northern Railway, with its 175 route miles, will provide customers, farmers and supply chain partners with single-line access to new markets, improving connectivity for the grain, fertilizer, renewable fuels and industrial sectors. We are also collaborating with other Class I railroads and shortlines to enhance service offerings and strengthen global trade through partnerships with ports on three coasts.

Grow Our People

We want CN to be a Company where our people have opportunities to grow and build meaningful careers. Over the past year, we have taken significant steps to define our strategic priorities and values more clearly, ensuring alignment across our teams.

We are committed to engaging with our employees to create a workplace where everyone feels valued and motivated. Our approach to last year's Teamsters Canada Rail Conference (TCRC) labor situation reflected this intent. We negotiated in good faith, consistently advocating for better pay, improved rest and more predictable schedules to enhance work-life balance without compromising safety. While we were disappointed that an agreement could not be reached at the bargaining table, resulting in a temporary lockout before a federal order imposed binding arbitration, we remain hopeful for and committed to a future where CN and our unionized employees work together as partners in both business and personal growth.

> Our focus remains steadfast: Sustain and Build Service Excellence, Grow Our Business and Grow Our People. Our network is well-positioned to capitalize on CN-specific growth opportunities, and we are confident in our ability to create value for our customers, employees and shareholders.

Delivering Responsibly

CN is committed to building a sustainable future. Our guiding principles — Safety, Environment, People, Community, and Governance — shape our approach to responsible operations. Every action we take is connected to our broader ambition: to create long-term shareholder value by sustainably growing our business.

Ready for what's ahead

We are entering 2025 with good momentum, a resilient operating plan and a solid foundation for sustainable growth. We are focused on delivering efficiency, reliability and asset velocity, enabling us to meet the expectations of our customers and to drive long-term value creation.

We expect continued growth in CN-specific initiatives that are less dependent on broader economic trends, reflecting the strength of our network and the strategic partnerships we have built with our customers. We expect more than half of our projected volume growth this year will come from customer-driven opportunities unique to CN, reinforcing our ability to generate value in a range of market environments. Our balanced approach to capital investment ensures we deploy resources efficiently while maintaining capacity for future growth.

Macroeconomic uncertainties, including tariffs and geopolitical shifts, will continue to be factors we must navigate. We have modeled various scenarios, built flexibility into our plan, and remain in close contact with our impacted customers.

As we move forward, our unwavering focus remains on execution. We are well-positioned to deliver shareholder value through disciplined operations, customer-centric growth and a steadfast commitment to safety and service excellence.

To all CN railroaders, thank you for your dedication to keeping our economy moving. To our shareholders, thank you for your continued investment and support.

Thank you,

Tracy Robinson
President and Chief Executive Officer

SUSTAIN AND BUILD
SERVICE EXCELLENCE

CN's disciplined approach to scheduled railroading is driving greater reliability and service to help our customers grow and succeed in their markets. It's also supporting our entire network and skilled team of railroaders with the resilience and flexibility we need to address opportunities and challenges that come our way. Our ambition: next-level service excellence that our customers need and expect, as we unlock capacity to support their growth plans.



PICTURED:
Thomas Kelly, Conductor, helps deliver safe, efficient service at MacMillan Yard, Toronto, ON.

Make the Plan, Run the Plan, Sell the Plan

More than two years ago, CN leaned back into a scheduled operating plan, enabling us to optimize our network, rolling stock and crews to align our volumes with existing and future capacity to serve customers. We call it "Make the Plan, Run the Plan, Sell the Plan," and this model fits our business and our customers.

We evolved our Operations team structure around our scheduled railroading approach to align the distinct capabilities required to create the plan and the daily demands to safely execute it. The operating model and supporting organizational structure are now embedded into how we run our railroad. We aim to develop a plan to move today's volumes efficiently while keeping a longer-term view toward ensuring future resources, assets and infrastructure projects can support potential growth. Our day-to-day execution of the plan focuses on ensuring trains depart on time and make their scheduled connections with the correct blocks of cars. Our Operations teams collaborate with CN's Commercial team, which sells into that operating plan and our available capacity.

Teams work together to optimize the plan for the entire network to support daily demands and to be better aligned and ready for future needs.

Teams embrace the operating plan to drive solid execution and ongoing improvements

Our railroaders have embraced the operating plan and their roles within that plan. Teams work together to optimize the plan for the entire network to support daily demands and to be better aligned and ready for future needs. We've added more rigor into our planning for network expansion projects and more consistent utilization of our rolling stock and crews to enable continuous improvement. The Engineering team, for example, refined our long-term plan for where and when to upgrade CN's track, signal systems and bridges, creating a more predictable schedule to guide related investments and staffing in alignment with growth strategies.



Track maintenance team
Prince George, BC

Our operating model is the foundation of customer service and safety

Last year, we confronted rail and port labor interruptions as well as destructive wildfires across Canada *(see sidebar story on Page XI)*. With our teams working in lockstep to execute our scheduled operating plan, our network was more resilient in managing shocks across the supply chain. In each situation, disciplined adherence to the plan allowed us to efficiently and safely recover.

Car velocity — the best all-in measure of network health — was solid for the year, averaging 209 miles per day, a decrease of only 2% from 2023, despite the challenges. Dwell time — an indicator of yard fluidity — was 7.0 hours, on par with the prior year. We also delivered efficient and reliable first-mile and last-mile service to our customers. Through a local service commitment plan (LSCP), CN measures if a customer receives the right cars in the committed switch window. LSCP performance improved in 2024, to 94%. Our customers also rewarded us with our best-yet loyalty scores measured through CN's comprehensive Net Promoter Survey.

The foundation of our scheduled operating model prioritizes safety for our customers, employees and the communities in which we operate. It also supports our core value of safety and daily focus in ensuring everyone goes home safely at the end of each day.



CN teams use an excavator and hi-rail truck to perform regular track maintenance near Kamloops, BC.

Furthering our safety commitment and culture

Railroading is a demanding job that requires vigilance in everything we do. CN employees make hundreds of decisions every day to safely move goods and keep each other safe. They also face many potential hazards or risks associated with their daily work tasks and environment. We continue to invest in the training and tools to help employees stay safe and to prevent injuries and accidents.

As part of ongoing safety leadership efforts, about 1,200 front-line managers were trained last year on behaviour-based exposure reduction techniques, which reinforce the crucial mindset and actions required to identify and control workplace safety risks. These managers now lead exposure reduction discussions and on-site inspections with their teams, further instilling safety into daily operations. Field employees participate in regular hands-on training and daily job safety briefings, and they have embraced CN's mobile technology application Enablon Go, which allows voluntary, confidential reporting of any near misses or safety hazards while on site, in real time. This hazard reporting tool is enabling quick, proactive mitigations to reduce risks to help prevent injuries and accidents. Since Enablon Go's deployment in 2023, we have received and corrected an important number of potential hazards.

CN's annual Safety Week further emphasizes our safety culture. During this dedicated week last June, senior leaders and field employees across the network engaged in meaningful discussions about safety and recommitted to being safe in all aspects of their job. Safety Week culminated in an award ceremony to honour those who contributed to making CN a safer place to work and to railroaders who have dedicated their careers to staying safe and looking out for each other. Learn more about CN's safety policies and initiatives: www.cn.ca/en/safety

With our teams working in lockstep to execute our scheduled operating plan, our network was more resilient in managing shocks across the supply chain.

Investing in our infrastructure to expand our network and support customer growth

Our scheduled operating plan factors in the strategic capital investments we've made to expand our network, enhance safety and efficiency, build new capabilities, or grow capacity in line with our customers' needs. Among the infrastructure projects in the past year, we completed a siding extension project west of Kamloops, BC, to increase our capacity in the busy Vancouver corridor. We also completed a section of double track in our Chicago corridor, boosting train throughput and fluidity to further support our service to customers and be ready for future growth.

To continue to meet customer demand and move goods efficiently and safely, CN's new rolling stock additions in 2024 included 750 high-efficiency grain hopper cars, 500 boxcars, 600 iron ore cars and 150 bi-level autoracks.



Jasper, AB

CN's firefighting trains support safety and protect supply chains

During the summer of 2024, wildfires across Canada forced evacuations of tens of thousands of people, including in Jasper, AB, a town within a national park. As extreme weather events like these have increased in recent years in frequency and duration, CN is taking proactive measures to safeguard our people, operations and communities, while protecting supply chains to ensure the safety, security and fluidity of customer goods on our network. In 2024, CN added two new firefighting trains and two additional railcars to its fire mitigation and suppression fleet, which is purpose-built to strengthen the resiliency of our rail network and local communities against the impact of wildfires.

In Jasper, this fleet and specially trained crews supported local fire departments in reaching and containing fires near our right-of-way, bringing a significant amount of water and fire suppression capacity to isolated areas within the national park. The Jasper wildfire stopped trains for two days along CN's busiest corridor, which connects Canada's West Coast to the rest of our network. CN's fire mitigation and suppression fleet crews assisted with a safe, efficient local response while our teams also coordinated with national park officials and first responders to safely resume limited and then full scheduled operations to serve customers.

We continue
to innovate
with advanced
technologies
to improve
safety outcomes.
Our technology
systems and
data help
us predict
potential
issues and take
proactive action.



One of CN's Autonomous Track Inspection Program (ATIP) railcars crosses a bridge in Kankakee, IL.

Advanced technologies support network safety

We continue to innovate with advanced technologies and data analytics to improve safety outcomes. Our technology systems and data help us predict potential issues and take proactive action.

CN is deploying the fourth generation of our Autonomous Track Inspection Program (ATIP) railcars, which measure the condition of hundreds of thousands of miles of track each year. The latest ATIP technology uses ground-penetrating radar to provide detailed assessments of ballast and subgrade conditions. Then, artificial intelligence (AI) and trend analysis are used to prompt repairs before issues arise.

While ATIP focuses on track infrastructure, CN's extensive wayside detection network — with more than 2,800 detectors along our mainline — monitors the mechanical health of our trains from wheel bearing temperatures to any dragging equipment on the undercarriage of railcars. These detection systems generate alarms and notifications, allowing CN to proactively address potential problems. Our seven Automated Inspection Portals (AIPs) are another element of our safety management system. The portals feature ultra-high-definition panoramic cameras and high-intensity LED lighting that capture a 360-degree view of the train and undercarriage as it travels at track speed through the portals for real-time inspection. AI then helps experienced railcar mechanics identify any necessary repairs.

Together, these advanced technologies support the continued reliability and fluidity of our network so we can deliver service excellence by keeping customer goods moving safely and efficiently.



GROW OUR
BUSINESS

When our customers grow, we grow, and the economy grows. We aim to provide the service our customers need to perform and win in their markets. CN sells into the capacity we have, and we are investing to grow our network in parallel with new customer opportunities.

PICTURED:
The new fuel distribution centre in the Greater Toronto Area at CN's MacMillan Yard helps meet customer demand for refined petroleum products in Southern Ontario.

Our network advantage helps our customers grow

CN covers nearly 20,000 miles of track in two countries, five time zones, eight provinces and 16 states, with access to energy and natural resources like propane, forest and agricultural products, minerals and metals. Our three-coast network connects to seven major ports in Canada and the U.S. to help facilitate seamless global trade. We also provide service through 21 inland intermodal terminals, and our Chicago bypass loop saves up to 48 hours of transit time by avoiding that city's densest area.

We move and manage a balanced, diversified portfolio of goods, helping us better weather market fluctuations and disruptions. Our suite of supply chain services — including rail, intermodal, trucking, marine services, bulk handling, transloading and customs brokerage — also gives customers more options to grow their business and efficiently transport natural resources, manufactured products and finished goods. For example, our transload operations play a vital role in connecting customers to their markets by facilitating the handling of tens of thousands of carloads each year on the CN network.



Prince Rupert, BC

Leveraging our network to create unique, customer-centric opportunities

We work closely with our customers to understand their business cycles and market dynamics. This helps us plan our capacity and services to unlock opportunities and grow with them. We have developed specific initiatives that leverage our unique network to support customers' business plans. These projects in Canada and the U.S. are already delivering results for our customers and our business, and we have more customer initiatives in the pipeline.

In Canada, we opened the sold-out first phase of our new fuel distribution centre in the Greater Toronto Area at CN's MacMillan Yard, which offers a safe, efficient cycle of rail-to-tank unloading, and tank-to-truck loading. In partnership with commercial operator Norcan and international fuel distributor and retailer Parkland, the facility is already meeting crucial demand for refined petroleum products in Southern Ontario, Canada's largest and growing fuel market. The terminal's second phase is already under construction and will double capacity, adding six more tracks and five more tanks to accommodate high-throughput, interconnected unit trains. With the second phase targeted to open in Q4 2025, we're well positioned to sustainably meet future demand.

In Northeast British Columbia, increased natural gas drilling is driving growth in shipments of frac sand from Wisconsin, as well as shipments of natural gas liquids (NGLs) to Prince Rupert for export. Our capacity investments are enabling more volumes in and out of the region and attracting new frac sand terminals, which are expected to grow the market even more. Our most recent unit train facility opened in Chetwynd, BC, in late 2024 with additional facilities scheduled to open in 2025.

On both sides of the border, we are building our renewable fuels story with the ramp-up of oilseed crushing capacity, including inbound grain and outbound processed products. By serving and connecting these customers with key destination markets, CN helps support industries that rely on timely shipments of canola and soybean meals and oils. We also upgraded a rail bridge on the Osage line to support the movement of ethanol from Iowa to eastern North American markets.

Meeting the needs of our customers

In 2024, CN continued to move grain safely and efficiently on behalf of farmers, grain companies and supply chain partners. While grain production volumes vary in any given year, the long-term trendline for grain production is increasing. We delivered record Canadian grain shipments in the last crop year. CN's ongoing network investments and collaboration with supply chain partners help ensure the capacity and fluidity required to efficiently transport future crops for our grain customers. In Canada, this also includes working with the government to address challenges that pose risks to successfully moving grain, including labor regulations, port operations and necessary infrastructure investments.

In the U.S., our acquisition of Iowa Northern Railway (IANR) and its 175 route miles is one example of how we're extending our reach to better serve our customers and enable incremental growth. The combined CN-IANR will offer a single-line service to better connect Midwest agricultural and industrial markets — including grain, fertilizer and renewable fuels — to the rest of our North American network. Customers and local businesses along the IANR network will benefit from new options to respond to the needs of their existing markets and accelerate growth in new markets.

The acquisition of Iowa Northern Railway (IANR) is one example of how we're extending our network reach to better serve our customers and enable incremental growth.



CN and Pivotal Energy Partners team members at the new Edson, AB, terminal opening

Rail-ready sites efficiently support where customers need to grow

Companies seeking to grow their business and ship by rail can turn to CN for ready-made solutions. CN's Certified Rail Ready Site program makes it easier and faster for customers to find a location to expand or build a new facility in strategic markets in Canada and the U.S. Each site is situated along our network, guaranteed to be rail accessible by CN, and third-party certified to be ready for industrial development, thus helping customers reduce costs, time and risks.

"The program gets customers set up on rail faster so they can start shipping sooner. It helps customers win and grow in their markets, and it helps us highlight our great network, attract more carloads, influence where development goes, and build community support."

Karen Jensen, CN Senior Manager, Business Development

Among customers benefiting from the program is Pivotal Energy Partners, which sought to build a liquid petroleum gas processing facility in Western Canada and needed access to a rail line, natural gas pipeline, provincial highway, potable water and power connections, and workers. A 114-acre CN Certified Rail Ready Site in Edson, AB, adjacent to our Edson Yard, checked off all the boxes. The fractionation facility, which was commissioned in April 2024, is a win-win-win for Pivotal, the community and CN.

"As a CN Certified Rail Ready Site, this location enabled us to accelerate development while maintaining the flexibility to access diverse markets for our customers. We are excited about the long-term opportunities this facility creates, not only for Pivotal Energy Partners but also for the growth of the Town of Edson and our valued partnership with CN."

Brent Kostler, Vice President Facilities, Logistics & Operations, Pivotal Energy Partners

Learn about the program and available sites: www.cn.ca/businessdevelopment

Supply chain collaboration gives customers more international and domestic options

CN is collaborating with supply chain partners to help customers efficiently access new or additional markets. Our international growth is all about connecting with key ports and markets. For example, Prince Rupert in Northwest British Columbia is a major gateway for CN and Canada, moving everything from metallurgical coal and grain to petroleum and chemicals. We're partnering to expand our services at the port and strengthen our supply chains. New projects at Prince Rupert will make the port even more attractive by providing additional export opportunities for our overseas customers. The Ridley Island Energy Export Facility (REEF) is expected to boost NGL exports, while the IntermodeX logistics centre will help attract more container business and the CANXPORT transloading facility will further support intermodal growth as well as unlock export plastic growth. Our long-term transportation agreement with AltaGas also leverages our exclusive access to Prince Rupert and supports the company's NGL exports, as well as resource development across Western Canada.

CN offers customers options with interline intermodal partnerships. CN's joint line intermodal service with Norfolk Southern (NS) links to growing Southeastern U.S. markets, including Kansas City and Atlanta. This efficient solution works through interchanges in Detroit and Chicago to convert long-haul truck traffic to/from Kansas City and Atlanta to rail. For Mexico–U.S.–Canada route options, Falcon Premium continues to deliver fast and reliable intermodal service by combining the advantages of our partners, Union Pacific (UP) and Ferromex (FXE), to provide a truck-like service.

In addition, CN has approximately 142 different connections to shortlines across the U.S. and Canada. This extends CN's reach by an additional 13,000 rail miles, allowing us to penetrate markets that would otherwise be inaccessible.

Customers can also look to CN for other domestic intermodal and integrated services via TransX and CNTL. TransX allows us to deliver additional value and flexible options to customers from the first mile to the last mile, including less-than-truckload services. CNTL pairs the efficiency of rail with the added convenience of integrated first- and last-mile truck connectivity.

Committed to delivering exceptional customer service and support

To strengthen customer relationships, we aim to make it easier to do business with us. In addition to reliable and cost-effective service, customers increasingly ask for more real-time access to information and enhanced communication, and for their experience to be quick and intuitive. We seek to improve our customer centricity by providing greater access to information and enhanced self-service tools that deliver on their expectations and help them make data-driven business decisions.

We continuously work to optimize the CN One eBusiness platform and its related mobile application, where customers can get consolidated, real-time information about their carload and intermodal shipments, among other data. We recently implemented a solution that centralizes customer inquiries and automates processes to expedite resolution by the appropriate CN Customer Service/Experience team. For added supply chain visibility, CN is also expanding the data available, through Application Programming Interfaces (APIs), to give customers the flexibility and convenience of automatically and securely pulling the specific track, trace, payment and sustainability-related information they need, directly into their systems.

Other technology investments have transformed our intermodal terminal operations and related logistics ecosystems to better serve key stakeholders and improve operational capacity. CN's Smart Terminal program — now implemented in six terminals — improves inventory accuracy, enhances real-time visibility of resources, and streamlines loading and unloading operations to ensure safer, more efficient operations. It leverages advanced data analytics to drive business improvements to meet customer needs.



Harbour Link Terminal
Delta, BC

NOTABLE RECOGNITION FROM OUR CUSTOMERS

Our railroaders strive for excellence every day. They aim to go above and beyond to deliver safe, reliable and efficient service for our customers, while helping them reach and grow their markets. We are honoured when our customers recognize the work and results of our dedicated teams. CN received the following awards in 2024 in recognition of the previous year's performance.



UPS
2023 PERFECT PEAK SEASON AWARD

CN received this UPS award for maintaining zero controllable and zero non-controllable service failures during the company's peak shipping season (U.S. Thanksgiving through Christmas). Our Intermodal Domestic – Sales and Marketing team, Customer Service team and the U.S. Operations team, led by **Brian Sewell**, CN Senior Manager, Intermodal Operations, delivered strong service excellence.

PICTURED FROM LEFT TO RIGHT:
Antonio Bianco, CN; **Brian Baumann**, CN; **Bonnie Michael**, UPS; and **Russ Perdue**, CN.

LyondellBasell
2023 GOALZERO AWARD

CN received this LyondellBasell award for excellence in transportation safety.
Justus Watson, CN Account Manager, Petroleum and Chemicals *(pictured)*, along with others on the Sales and Marketing, Safety and Operations teams demonstrated our daily commitment to safety.





The Hershey Company
2023 HERSHEY CARRIER AWARD

TransX, a CN transportation service provider, won this award from The Hershey Company. The TransX team and **Andrew Fuller**, CN Director, Marketing Integration, TransX, were recognized for their safe, dependable service.

PICTURED FROM LEFT TO RIGHT:
Andrew Fuller, CN; **Aaron Robins**, Hershey; **Pankaj Shah**, TransX; **Jason Abell**, Hershey; **Cathy Verghetti**, TransX; **Rick Drinkwater**, TransX; and **Chris Whyte**, TransX.

Walmart Canada
STRATEGIC PARTNER OF THE YEAR

CN's Domestic Intermodal Commercial team won Walmart Canada's Strategic Partner of the Year for imports. Our teams enabled CN to deliver greater value to Walmart and its customers.

PICTURED FROM LEFT TO RIGHT:
Addison Abrey, Walmart; **Kallie Jackson**, CN; **Kelly Turner-Smith**, Walmart; **Carla Tremblay**, CN; **Russ Perdue**, CN; **Antonio Bianco**, CN; and **Maureen Bortnick**, Walmart.



Lactalis Canada
INTERMODAL CARRIER OF THE YEAR 2024

CN's Domestic Intermodal team was recognized with this award by Lactalis Canada. As committed partners in delivering quality dairy products, CN strives to build a strong, reliable supply chain that supports families nationwide.

PICTURED FROM LEFT TO RIGHT: Eric Seguin, Lactalis Canada; **Russ Perdue**, CN; **Antonio Bianco**, CN; **Jason Taylor**, Lactalis Canada; **Premvir Grewal**, Lactalis Canada; and **Kary Perez**, Lactalis Canada.



Ian Prance, Manager, Mechanical Performance Centre, with a recently modernized locomotive, Kirk Yard, Gary, IN.

SELECTED 2024 SUSTAINABILITY RECOGNITION

Member of
Dow Jones Sustainability Indices
Powered by the S&P Global CSA

Listed on the Dow Jones Best-in-Class World Index for 13th consecutive year and on the Dow Jones Best-in-Class North American Index for 16th straight year.

S&P Global

Recognized as one of the top sustainability performers in the transportation industry by the 2025 S&P Global Yearbook.



Earned a notable score for our dedication to corporate transparency and performance on tackling climate change.



Earned a spot for the 16th time in a row as one of the Best 50 Corporate Citizens in Canada by Corporate Knights.

Delivering Responsibly for our employees, customers and communities

CN is focused on building a sustainable future by *Delivering Responsibly*: moving our customers' goods safely, efficiently and in a manner that seeks to minimize our impact on the environment; attracting, developing and retaining top talent; helping to make our communities safer and stronger; and adhering to the highest governance standards. As part of this, CN continues to contribute to the transition to a lower carbon economy, while aiming to provide cleaner, more sustainable transportation services to our customers. Using rail to ship heavy freight over long distances is already a solution in the fight against climate change, as it can reduce greenhouse gas (GHG) emissions by up to 75% when compared to trucks.

To further reduce GHG emissions, CN aims to achieve greater fuel efficiency and strategically increase our usage of sustainable renewable fuels. We invest in equipping our locomotives with technologies to improve train performance and overall fuel efficiency. With our ongoing fleet renewal, CN is modernizing existing locomotives with the latest technology to increase reliability, enhance fuel efficiency and extend their life.

CN is also working with the industry on testing and exploring the greater use of sustainable renewable fuel blends, beyond regulated amounts, in our locomotives. With Progress Rail and Chevron Renewable Energy Group, we completed a pilot to test high-level blends for both biodiesel and renewable diesel. Another pilot, in partnership with Union Pacific, tested high-level blends on two classes of locomotives. Based on the results of these tests, CN has been able to increase the use of renewable fuels in its locomotives, which is a key strategic enabler for meeting our 2030 GHG emission reduction target.

GROW OUR
PEOPLE

Our ~25,000 railroaders get up every morning with a single purpose: to power the economy. They are the engine that drives our success. They support and look out for each other, and they seek to deliver outstanding service to our customers in everything they do.



PICTURED:
Crystal Monteiro, Lead Hand Operations, Calgary Logistics Park, AB, and our team of railroaders strive for excellence every day.

Benefits to attract, retain and motivate talent

CN's total rewards program, which includes retirement savings, compensation and group benefits, aims to address the physical, mental, financial and professional well-being of our employees. CN reviews and adjusts its total rewards program regularly to stay competitive in the market and to support its goal of being a desirable place to work. Recent enhancements to the program in Canada and the U.S., such as investment tools, streamlined service providers and innovative wellness resources, provide employees with improved benefits access and greater flexibility.

Fair and transparent compensation

By prioritizing fair compensation practices, we foster an environment of respect and inclusion, where everyone can thrive and be recognized for their contributions toward our Company's success. Pay equity reporting is one way we monitor our compensation to ensure what we offer is fair and competitive for all employees. In 2024, our initial Pay Equity Plan for Canada, developed through the collaborative efforts of a joint employer-employee committee, demonstrated that there are no compensation disparities at CN between predominantly female and predominantly male jobs of equal value, considering required skills, efforts and responsibilities. The plan marks a significant milestone in CN's ongoing commitment to equal pay for work of equal value. We will continue to monitor pay equity at CN through an annual maintenance process and update our pay equity plan every five years to ensure compliance with Canadian laws.

In the U.S., as of January 1, 2025, CN includes pay and benefit information in job postings for both union-represented and management positions. While this disclosure complies with amendments to the state of Illinois Equal Pay Act, we extended the practice to job postings across the U.S. with plans to expand to Canada in 2026. This total compensation transparency supports current and future employees in making informed decisions about job opportunities at CN.



Nathan Thomas, Training Manager (left), helps **Mieka Kamphuis**, Communications Business Partner, experience new virtual reality training technology at CN Headquarters, Montreal, QC.

Continuous learning experiences and resources

We want our people to build fulfilling careers at CN. To support our employees in doing this, we aim to provide the best learning opportunities and resources for developing their skills. Some training programs address specific capabilities and roles, including CN's front-line supervisors (FLS) who lead our largest group of employees, most of whom are union-represented team members. FLS oversee our daily operations, whether in a terminal, territory, shop or department, and their success is our success. CN's workplace culture is shaped by their example to lead with care, collaboration and safety.

Given the business scope and impact of this role, a new FLS Leadership Program was designed to support these managers and create an environment where their teams can address business demands today and in the future. The FLS Leadership Program launched in late 2024 as a pilot, bringing together best practices in safety, technical and people leadership through a combination of formal classroom training and hands-on experiential learning. Pilot participants helped refine the program before rolling it out to FLS in 2025.

CN is also enhancing our continuous learning culture to help employees expand their skills to address emerging trends, technologies and business opportunities, as well as to comply with local legislation. We offer comprehensive in-person and online training sessions for management employees as well as ongoing training and on-demand "how-to" operations videos for union-represented employees to advance their safety and on-the-job skills.



Community and emergency response partners in Smithers, BC

More than a safety drill: Emergency preparedness and collaboration

With a commitment to environmental stewardship and safety, CN partners with local communities and first responders along its network to proactively plan and prepare for emergencies. In August 2024, CN led a large-scale emergency response drill near the Bulkley River in Smithers, BC. The two-day exercise simulated a train derailment involving 24 tank cars, testing the coordination among more than 60 CN employees and key stakeholders, including local Indigenous communities, Transport Canada, the Government of British Columbia, local municipalities and emergency response partners.

"The main goal was to ensure we are prepared in the event of an incident and that everyone understands their role in the emergency response. We also aimed to build relationships with Indigenous communities and stakeholders in a practice environment, rather than during an actual emergency."

Stella Karnis, CN Senior Director, Environment

The Bulkley River, called "Wet'sinkwha" (blue and green river) by the Wet'suwet'en people, holds cultural and environmental significance.

"The river is incredibly important to our culture. It is our way of feeding our people. Being part of this exercise will help me train and teach others on my team. Building relationships is essential for advancing emergency services in our community."

Randi Lee Morgan, Emergency Services Coordinator and Assistant Chief, Gitwangak Fire Department

"It's beneficial that CN is conducting this exercise to understand who everyone is and how we can fit together. We can't do it alone; we need different levels of expertise."

Rodney Harris of the Gitxsan Watershed Authorities

Watch a video and learn more: www.cn.ca/bulkley-river

Training campuses support safety for our employees and community

CN's two training campuses in Winnipeg, MB, and Homewood, IL, reinforce our safety culture and industry best practices for new hires and experienced railroaders. At these campuses in 2024, CN delivered classroom and hands-on training in indoor and outdoor labs to approximately 7,500 employees for all key railway jobs. Simulators, virtual and augmented reality technology, and a range of railway equipment let employees and trainees experience real-life situations and scenarios in controlled environments.

For example, CN was the first Class I railroad to develop an indoor "slack" simulator, which earned a 2024 Railway Association of Canada (RAC) Safety Award. It allows employees to experience the uneasy "slack" sensation in a safe environment prior to being introduced to these conditions in the field while riding railcars. The slack simulator reinforces the crucial safety rule of always maintaining three points of contact such as both feet and a firm hand grip. Another simulator focuses attention on railway surface conditions to teach employees how to walk safely to avoid slips, trips and falls — one of the most common and preventable workplace injuries. Since the implementation of the walking simulators, Enablon Go near-miss and hazard reporting application and other safety initiatives, there has been a 30% reduction in these types of incidents. Given the safety impact and effectiveness of the walking simulator, CN is investing in mobile versions of these simulators to bring the training to even more employees.

The training campuses also provide safety programs for customers, regulators and community first responders. A mock derailment site — with a locomotive, rolling stock and multiple tank cars as well as simulated gas and fuel leaks — supports CN's community safety and emergency preparedness training. A new incident response program, using the mock derailment equipment, also was developed in 2024 for CN managers.



CN has been recertified as a Responsible Care® Partner for the 28th consecutive year, reinforcing our dedication to health, safety, security and environmental stewardship.

TRANSCAER℠

For the 15th consecutive year, CN earned the TRANSCAER National Achievement Award for training nearly 5,000 first responders a year.

Building a culture of empowerment and excellence

Cultivating a strong workplace culture is an ongoing priority, ensuring that every team member is empowered to contribute to our Company's success. Our culture is essential to fostering innovation, driving effective decision-making, and enhancing our ability to serve our customers, communities and the North American economy.

As part of this journey, we recently updated our corporate values that serve as the foundation for how we conduct ourselves as railroaders. These values shape our culture, guide our decisions, and strengthen our interactions with colleagues and customers, as well as other stakeholders. At the heart of our values is safety, which remains the cornerstone of everything we do. Our other values are: We care about each other; we strive for excellence; we succeed together; and we lead responsibly. More than just words, our values come to life through meaningful discussions led by our managers, ensuring they are embraced and integrated into daily work.

We also believe in the power of employee engagement and continuous feedback. Through our twice-yearly all-employee surveys, we actively listen to our workforce, gathering insights that shape actions to enhance our workplace and drive engagement across our network.



CN encourages employees to donate and matches certain donations made through the CN Employees' and Pensioners' Community Fund. For the fund's 2025 campaign, employees and pensioners came together to surpass the fund's goal, raising $2.13 million to benefit local communities and those in need.

Employee Resource Groups support a respectful, welcoming workplace

We welcome all perspectives, backgrounds and experiences, which help us better understand and respond to the needs of our various stakeholders. We also want our employees to feel connected and respected. CN's Employee Resource Groups (ERGs) continue to bring together employees who share a common identity, experiences and/or interests, as well as those who want to learn more. CN's ERGs provide open forums and networking events for all CN employees to meet, advise on opportunities, and reach out to communities. Throughout last year, the ERGs also hosted several events to engage colleagues and foster relationship building.

Giving back to our communities

Giving back is our way of doing business and helping communities along our North American network remain great places to live, work and play. In 2024, CN contributed approximately $20 million to local nonprofit organizations that support people, safety and the environment.



About 300 CN employees and their families across Canada supported the annual Terry Fox Run to raise funds for cancer research. Montreal, QC



Coteau-du-Lac, QC

Indigenous Reconciliation Action Plan: A milestone in CN's journey

CN reaffirmed its commitment to building sustainable, respectful and long-term partnerships with Indigenous Peoples by introducing its first Indigenous Reconciliation Action Plan (IRAP). This landmark document is the result of CN's earnest efforts to recognize, acknowledge and address the impacts of its railway operations on Indigenous communities, and is intended to further its ongoing commitment to reconciliation and collaboration.

CN's IRAP outlines actionable steps, measurable goals and a clear vision for ongoing engagement and partnership with Indigenous communities over the next three years, with a current focus on Canada. It's structured around five pillars, which were developed and informed by comments and insight received from Indigenous communities.

Cross-functional groups of CN employees — led by its Indigenous Relations team — convened bi-weekly for several months to explore opportunities and actions to advance reconciliation for each pillar. Open conversations and valuable feedback from Indigenous communities we collaborate with across our network helped refine the plan.

Within the five pillars, there are 16 commitments, ranging from enhancing existing Cultural Awareness Training for CN employees and supporting the attraction and hiring of Indigenous talent, to identifying potentially returnable lands to First Nation communities, furthering safety training for Indigenous first responders and community partners, and developing a community investment strategy to support Indigenous organizations and causes.

"This IRAP represents a significant milestone for CN as it is our first endeavour of this kind. We acknowledge that there is much for us to learn and understand, and we are committed to continuously evolving and improving our approach."

Mélanie Allaire, CN Head of Indigenous Relations

Read the IRAP actions and commitments: www.cn.ca/indigenous-relations

NOTABLE RECOGNITION FOR OUR PEOPLE



RAILROAD ENVIRONMENTAL PROFESSIONAL AWARD
Reid Bodley, Senior Manager, Environmental Performance

CAREER ACHIEVEMENT AWARD
Seble Afework, Senior Manager, Environment



YOUNG LEADERS IN RAIL
John Butler, Senior Manager, Financial Planning



RISING STARS
Garrett King, Senior Manager, Track Standards



WOMEN IN RAIL
Andrea Niethold, Head of U.S. Public and Government Affairs

FAST TRACKERS 25 UNDER 40
Sarah Hagel, Senior Manager, Service Design (Honouree)

Corey Caville, Director of Marketing, Petroleum and Chemicals (Honourable mention)



TOP 100 MOST POWERFUL WOMEN – SKILLED TRADE CATEGORY
Madison Devries, Transportation Manager

BOARD OF DIRECTORS

As at March 10, 2025

Shauneen Bruder
Corporate Director and
Chair of the Board
Canadian National Railway Company
Retired Executive
Vice-President, Operations
Royal Bank of Canada
COMMITTEES: 1, 2, 3, 4

Tracy Robinson
President and Chief Executive Officer
Canadian National Railway Company

Jo-ann dePass Olsovsky
Corporate Director and Retired
Executive Vice-President and
Chief Information Officer
Salesforce.com, Inc.
COMMITTEES: 3*, 4

David Freeman
Corporate Director
and Retired Executive
Vice-President, Operations
BNSF Railway
COMMITTEES: 1, 4

Denise Gray
Corporate Director and
Retired Director, External
Affairs & Government
Relations, North America
LG Energy Solution
Michigan Inc., U.S.
COMMITTEES: 2*, 4

Justin M. Howell
Corporate Director and Retired
Senior Investment Manager
Cascade Asset Management Co.
COMMITTEES: 2, 3

Susan C. Jones
Corporate Director and
Retired Executive Vice-President
and Chief Executive Officer
Potash Business Unit, Nutrien Ltd.
COMMITTEES: 1, 4*

Robert Knight
Corporate Director and
Retired Chief Financial Officer
Union Pacific Corporation
COMMITTEES: 1, 3

Michel Letellier
President and Chief Executive Officer
Innergex Renewable Energy, Inc.
COMMITTEES: 1, 2

Margaret A. McKenzie
Corporate Director and
Former Chief Financial Officer
Range Royalty Management Ltd.
COMMITTEES: 1*, 2

Al Monaco
Corporate Director and Retired
President and Chief Executive Officer
Enbridge Inc.
COMMITTEES: 3, 4

COMMITTEES:
1 Audit, Finance and Risk
2 Governance and Sustainability
3 Human Resources and Compensation
4 Safety and Environment
* *Denotes chair of the committee*

GOVERNANCE

CN is committed to the highest standards of corporate governance, with an emphasis on shareholder engagement and transparency. How we deliver success is just as important as what we achieve. Therefore, we work diligently to bring integrity and excellence into everything we do. As a Canadian reporting issuer with securities listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE), CN ensures its corporate governance practices comply with the highest standards and rules adopted by the Canadian Securities Administrators, applicable provisions of the U.S. Sarbanes Oxley Act of 2002 and related rules of the U.S. Securities and Exchange Commission. CN is exempted from complying with many of the NYSE corporate governance rules, provided it complies with Canadian governance requirements. Except as summarized on our website at www.cn.ca/governance, CN's governance practices comply with the NYSE corporate governance rules in all significant respects.


Montreal, QC

Consistent with the belief that ethical conduct goes beyond compliance and resides in a comprehensive governance culture, CN publishes and enforces its Corporate Governance Manual, Code of Business Conduct, Anti-Corruption Policy, Supplier Code of Conduct and Human Rights Policy. We also maintain several methods for employees and third parties to anonymously report accounting, auditing and other concerns.

CN has enhanced its stakeholder and rightsholder engagement approach, with an aim to further build trust, credibility, respect and reciprocity, while protecting our social license to operate. This includes our ongoing dialogue and engagement with Indigenous communities across our network. In late 2024, CN introduced its first Indigenous Reconciliation Action Plan (IRAP), which reaffirms our genuine commitment to reconciliation and building a future where our Company and Indigenous communities can thrive together. The IRAP builds on other CN efforts in the past year, notably establishing a dedicated Indigenous Relations team, publishing a formal acknowledgement of the historical role railways played in colonial policies, and adopting its first Indigenous Relations Policy. Read more: www.cn.ca/indigenous-relations.

Our approach to sustainability is aligned with international standards, including the Global Reporting Initiative, the Sustainability Accounting Standards Board, and the Task Force on Climate-related Financial Disclosures. These expectations are integrated into our five sustainability pillars: Safety, Environment, People, Communities, and Governance.

For more information on CN's sustainability disclosures, visit: www.cn.ca/deliveringresponsibly.

THE GLOBE AND MAIL*

Earned a 1st place ranking among 215 companies listed on the S&P/TSX Composite Index in 2024 with a score of 99 out of 100, based on a rigorous set of governance criteria.

EXECUTIVE OFFICERS

As at March 10, 2025



Tracy Robinson
President and
Chief Executive Officer



Ghislain Houle
Executive Vice-President
and Chief Financial Officer



Remi G. Lalonde
Executive Vice-President and
Chief Commercial Officer



Dominique Malenfant
Executive Vice-President and Chief
Information and Technology Officer



Derek Taylor
Executive Vice-President and
Chief Field Operating Officer



Patrick Whitehead
Executive Vice-President and
Chief Network Operating Officer



Olivier Chouc
Senior Vice-President
and Chief Legal Officer



Janet Drysdale
Senior Vice-President and
Chief Stakeholder Relations Officer



Josée Girard
Senior Vice-President and
Chief Human Resources Officer



Patrick Lortie
Senior Vice-President
and Chief Strategy Officer

SHAREHOLDER AND INVESTOR INFORMATION

Annual meeting

The annual meeting of shareholders will be held online via webcast at 10:00 a.m. (EDT) on May 2, 2025.

Please refer to www.cn.ca for meeting details.

Annual information form

The annual information form may be obtained by writing to:

The Corporate Secretary
Canadian National Railway Company
935 de La Gauchetière Street West
Montreal, QC, Canada H3B 2M9

It is also available on CN's website (www.cn.ca).

Transfer agent and registrar

Computershare Trust Company of Canada

Offices in Canada:
Montreal, Quebec
Toronto, Ontario
Calgary, Alberta
Vancouver, British Columbia

Telephone: 1-800-564-6253
www.investorcentre.com

Co-transfer agent and co-registrar

Computershare Trust Company, N.A.
Att: Shareholder Services

Overnight Mail Delivery: 680 South 4th Street, Louisville, KY, United States 40202

Regular Mail Delivery: P.O. Box 505000, Louisville, KY, United States 40233-5000

Telephone: 1-800-962-4284

Shareholder services

Shareholders having inquiries concerning their shares, wishing to obtain information about CN, or to receive dividends by direct deposit or in U.S. dollars may obtain detailed information by communicating with:

Computershare Trust Company of Canada
Shareholder Services
100 University Avenue, 8th Floor
Toronto, ON, Canada M5J 2Y1

Telephone: 1-800-564-6253
www.investorcentre.com

Stock exchanges

CN common shares are listed on the Toronto and New York stock exchanges.

Ticker symbols:
CNR   Toronto Stock Exchange
CNI   New York Stock Exchange

Investor relations

Stacy Alderson
Assistant Vice-President, Investor Relations
Telephone: 514-399-0052

Head office

Canadian National Railway Company
935 de La Gauchetière Street West
Montreal, QC, Canada H3B 2M9

P.O. Box 8100
Montreal, QC, Canada H3C 3N4

SELECTED RAILROAD STATISTICS - UNAUDITED

	2024	2023	2022
Financial measures			
Key financial performance indicators [1]			
Total revenues *($ millions)*	**17,046**	16,828	17,107
Freight revenues *($ millions)*	**16,395**	16,236	16,569
Operating income *($ millions)*	**6,247**	6,597	6,840
Adjusted operating income *($ millions)* [2][3]	**6,325**	6,597	6,862
Net income *($ millions)*	**4,448**	5,625	5,118
Adjusted net income *($ millions)* [2][3]	**4,506**	4,800	5,134
Diluted earnings per share *($)*	**7.01**	8.53	7.44
Adjusted diluted earnings per share *($)* [2][3]	**7.10**	7.28	7.46
Free cash flow *($ millions)* [2][4]	**3,092**	3,887	4,259
Gross property additions *($ millions)*	**3,549**	3,217	2,757
Share repurchases *($ millions)*	**2,651**	4,551	4,709
Dividends per share *($)*	**3.38**	3.16	2.93
Financial ratios			
Operating ratio *(%)* [5]	**63.4**	60.8	60.0
Adjusted operating ratio *(%)* [2][3]	**62.9**	60.8	59.9
Adjusted debt-to-adjusted EBITDA *(times)* [2][4]	**2.60**	2.25	1.86
Return on invested capital (ROIC) *(%)* [2][6]	**12.9**	16.8	15.8
Adjusted ROIC *(%)* [2][6]	**13.1**	14.5	15.9
Operational measures [7]			
Statistical operating data			
Gross ton miles (GTMs) *(millions)*	**457,694**	452,043	463,710
Revenue ton miles (RTMs) *(millions)*	**235,538**	232,614	235,788
Carloads *(thousands)*	**5,390**	5,436	5,697
Route miles *(includes Canada and the U.S., end of year)*	**18,800**	18,800	18,600
Employees *(end of year)*	**24,671**	24,987	23,971
Employees *(average for the year)*	**25,304**	24,920	23,396
Key operating measures			
Freight revenue per RTM *(cents)*	**6.96**	6.98	7.03
Freight revenue per carload *($)*	**3,042**	2,987	2,908
GTMs per average number of employees *(thousands)*	**18,088**	18,140	19,820
Operating expenses per GTM *(cents)*	**2.36**	2.26	2.21
Labor and fringe benefits expense per GTM *(cents)*	**0.75**	0.70	0.63
Diesel fuel consumed *(US gallons in millions)*	**401.1**	395.2	402.2
Average fuel price *($/US gallon)*	**4.41**	4.62	5.42
Fuel efficiency *(US gallons of locomotive fuel consumed per 1,000 GTMs)*	**0.876**	0.874	0.867
Train weight *(tons)*	**9,087**	9,186	9,324
Train length *(feet)*	**7,831**	7,891	8,160
Car velocity *(car miles per day)*	**209**	213	196
Through dwell *(entire railroad, hours)*	**7.0**	7.0	7.6
Through network train speed *(miles per hour)*	**18.9**	19.8	18.9
Locomotive utilization *(trailing GTMs per total horsepower)*	**186**	191	197
Safety indicators [8]			
Injury frequency rate *(per 200,000 person hours)*	**1.06**	0.98	1.10
Accident rate *(per million train miles)*	**1.66**	1.80	2.10

(1) Amounts expressed in Canadian dollars and prepared in accordance with United States generally accepted accounting principles (GAAP), unless otherwise noted.

(2) These non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.

(3) See the section of this MD&A entitled *Non-GAAP measures – Adjusted performance measures* for an explanation of these non-GAAP measures.

(4) See the section of this MD&A entitled *Liquidity and capital resources – Free cash flow* and *Adjusted debt-to-adjusted EBITDA multiple* for an explanation of these non-GAAP measures.

(5) Operating ratio is defined as operating expenses as a percentage of revenues.

(6) See the section of this MD&A entitled *Non-GAAP measures – ROIC and adjusted ROIC* for an explanation of these non-GAAP measures.

(7) Statistical operating data, key operating measures and safety indicators are unaudited and based on estimated data available at such time and are subject to change as more complete information becomes available. Definitions of gross ton miles, revenue ton miles, freight revenue per RTM, fuel efficiency, train weight, train length, car velocity, through dwell and through network train speed are included within the Company's Management's Discussion and Analysis. Definitions of all other indicators are provided on CN's website, www.cn.ca/glossary.

(8) Based on Federal Railroad Administration (FRA) reporting criteria.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Contents

MANAGEMENT'S DISCUSSION AND ANALYSIS

Forward-looking statements

Certain statements included in this MD&A are "forward-looking statements" within the meaning of the *United States Private Securities Litigation Reform Act of 1995* and under Canadian securities laws, including statements based on management's assessment and assumptions and publicly available information with respect to CN. By their nature, forward-looking statements involve risks, uncertainties and assumptions. CN cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as "believes", "expects", "anticipates", "assumes", "outlook", "plans", "targets" or other similar words.

Forward-looking statements include, but are not limited to, those set forth in the table below, which also presents key assumptions used in determining the forward-looking statements. See also the section of this MD&A entitled *2025 Business outlook and assumptions*.

Forward-looking statements	Key assumptions
Statements relating to revenue growth opportunities, including those referring to general economic and business conditions	• North American and global economic growth in the long term • Long-term growth opportunities being less affected by current economic conditions • No material disruption of CN's operations or of the economy's supply chains as a result of pandemics or geopolitical conflicts and tensions
Statements relating to the Company's ability to meet debt repayments and future obligations in the foreseeable future, including income tax payments, and capital spending	• Adequate credit ratios • Investment-grade credit ratings • Access to capital markets • Adequate cash generated from operations and other sources of financing
Statements relating to pension contributions	• Adequate cash generated from operations and other sources of financing • Adequate long-term return on investment on pension plan assets • Level of funding as determined by actuarial valuations, particularly influenced by discount rates for funding purposes

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements include, but are not limited to, general economic and business conditions, including factors impacting global supply chains such as pandemics and geopolitical conflicts and tensions; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions, trade barriers, or the imposition of tariffs or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings and other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; the availability of and cost competitiveness of renewable fuels and the development of new locomotive propulsion technology; reputational risks; supplier concentration; pension funding requirements and volatility; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the U.S., including its Annual Information Form and Form 40-F. See the section entitled *Business risks* of this MD&A for a description of major risk factors relating to CN.

CN has sustainability-related commitments and climate goals, and continues to assess the impact on its operations of related initiatives, plans and proposals that CN and other stakeholders (including government, regulatory and other bodies) are pursuing in relation to climate change and carbon emissions. The achievement of CN's climate goals is subject to several risks and uncertainties, including those disclosed in the section entitled *Business risks: Reputation* of this MD&A. The achievement of these goals is also subject to circumstances outside of the Company's control, including the availability and cost competitiveness of renewable fuels and the development and availability of new technologies, such as alternative propulsion locomotive technologies, and the cooperation of third parties such as suppliers, customers, supply chain partners and regulators. While the Company currently believes its goals are reasonably achievable, there can be no certainty that the Company will achieve any or all of these goals within the stated timeframe, or that achieving any of these goals will meet all of the expectations of its stakeholders or applicable legal requirements. If the Company is unable to achieve its climate goals or satisfy the expectations of its stakeholders, its brand and reputation could be materially and adversely affected.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement. Information contained on, or accessible through, our website is not incorporated by reference into this MD&A.

Introduction

This Management's Discussion and Analysis (MD&A) dated February 4, 2025, relates to the consolidated financial position and results of operations of Canadian National Railway Company, together with its wholly-owned subsidiaries, collectively "CN" or the "Company," and should be read in conjunction with the Company's 2024 Annual Consolidated Financial Statements and Notes thereto. All financial information reflected herein is expressed in Canadian dollars and prepared in accordance with United States generally accepted accounting principles (GAAP), unless otherwise noted.

CN's common shares are listed on the Toronto and New York stock exchanges. Additional information about CN filed with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC), including the Company's 2024 Annual Information Form and Form 40-F, may be found online on SEDAR+ at www.sedarplus.ca, on the SEC's website at www.sec.gov through EDGAR, and on the Company's website at www.cn.ca in the Investors section. Printed copies of such documents may be obtained by contacting CN's Corporate Secretary's Office.

Business profile

CN is engaged in the rail and related transportation business and powers the economy by safely transporting more than 300 million tons of natural resources, manufactured products, and finished goods throughout North America every year for its customers. With its nearly 20,000-mile rail network and related transportation services, CN connects Canada’s Eastern and Western coasts with the U.S. Midwest and the Gulf of Mexico, contributing to sustainable trade and the prosperity of the communities in which it operates since 1919.

CN's freight revenues are derived from seven commodity groups representing a diversified and balanced portfolio of goods transported between a wide range of origins and destinations. This product and geographic diversity better position the Company to face economic fluctuations and enhances its potential for growth opportunities. For the year ended December 31, 2024, CN's largest commodity group, Intermodal, accounted for 22% of total revenues. From a geographic standpoint, 35% of revenues relate to overseas traffic, 32% to transborder traffic, 17% to Canadian domestic traffic and 16% to U.S. domestic traffic. The Company is the originating carrier for over 85%, and the originating and terminating carrier for over 65%, of traffic moving along its network, which allows it both to capitalize on service advantages and build on opportunities to efficiently use assets.



Business Unit Revenue Mix

% of 2024 Revenues

Other revenues 4%
Automotive 5%
Petroleum and chemicals 20%
Intermodal 22%
Metals and minerals 12%
Forest products 11%
Grain and fertilizers 20%
Coal 6%

Traffic by Geography

% of 2024 Revenues

U.S. domestic 16%
Overseas 35%
Canadian domestic 17%
Transborder 32%

MANAGEMENT'S DISCUSSION AND ANALYSIS

Corporate organization

The Company manages its rail operations in Canada and the U.S. as one business segment. Financial information reported at this level, such as revenues, operating income and cash flow from operations, is used by the Company's corporate management in evaluating financial and operational performance and allocating resources across CN's network. The Company's strategic initiatives are developed and managed centrally by corporate management and are communicated to its regional activity centers (the Western Region, Eastern Region and U.S. Region), whose role is to manage the day-to-day service requirements of their respective territories, control direct costs incurred locally, and execute the strategy and operating plan established by corporate management.

See *Note 23 – Segmented information* to the Company's 2024 Annual Consolidated Financial Statements for additional information on the Company's corporate organization, as well as selected financial information by geographic area.

2024 Highlights

Financial results - 2024 compared to 2023
- Revenues of $17,046 million, an increase of $218 million, or 1%.
- Operating income of $6,247 million, a decrease of $350 million, or 5%.
- Operating ratio, defined as operating expenses as a percentage of revenues, of 63.4%, an increase of 2.6 points, and adjusted operating ratio of 62.9%, an increase of 2.1 points. [1][2]
- Net income of $4,448 million, a decrease of $1,177 million, or 21% and adjusted net income of $4,506 million, a decrease of $294 million, or 6%. [1][2]
- Diluted earnings per share (EPS) of $7.01, a decrease of 18% and adjusted diluted EPS of $7.10, a decrease of 2%. [1][2]
- The Company generated free cash flow of $3,092 million, a 20% decrease. [1][3]
- ROIC of 12.9%, a decrease of 3.9 points and adjusted ROIC of 13.1%, a decrease of 1.4 points. [1][4]

Operating performance - 2024 compared to 2023
- Injury frequency rate of 1.06 (per 200,000 person hours), an increase of 8%.
- Accident rate of 1.66 (per million train miles), an improvement of 8%.
- Through dwell of 7.0 (entire railroad, hours) was in line with prior year.
- Car velocity of 209 (car miles per day), a decrease of 2%.
- Through network train speed of 18.9 (mph), a decrease of 5%.
- Fuel efficiency of 0.876 (US gallons of locomotive fuel consumed per 1,000 gross ton miles (GTMs)) was in line with prior year.
- Train length of 7,831 (feet), a decrease of 1%.
- Revenue ton miles (RTMs) of 235,538 (millions), an increase of 1%.

2024 Financial outlook
During the year, the Company issued and updated its 2024 financial outlook. Adjusted diluted EPS decreased by 2% versus 2023 compared to the Company's last 2024 outlook of low single-digit adjusted diluted EPS growth, which was updated on September 10, 2024. [1][2] The variance was mainly due to the ongoing impact of diversions to other ports due to rail and port labor-related disruptions and earlier winter operating conditions in the Western region in the fourth quarter of 2024 when compared to 2023.

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(1) These non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
(2) See the section of this MD&A entitled *Non-GAAP measures – Adjusted performance measures* for an explanation of these non-GAAP measures.
(3) See the section of this MD&A entitled *Liquidity and capital resources – Free cash flow* for an explanation of this non-GAAP measure.
(4) See the section of this MD&A entitled *Non-GAAP measures – ROIC and adjusted ROIC* for an explanation of these non-GAAP measures.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Business acquisitions and combinations

Iowa Northern Railway Company

On December 6, 2023, the Company acquired the shares of the Iowa Northern Railway Company (IANR), a Class III short-line railroad that owns and leases approximately 175 route miles in northeast Iowa that are connected to CN's U.S. rail network. CN paid US$230 million ($312 million), including transaction costs to date. IANR serves upper Midwest agricultural and industrial markets covering many goods, including biofuels and grain. This transaction represents a meaningful opportunity to support the growth of local business by creating single-line service to North American destinations, while preserving access to existing carrier options.

The shares of IANR were deposited into an independent voting trust while the U.S Surface Transportation Board (STB) considered the Company's application to acquire control of IANR. During the trust period, IANR continues to be operated under its current management and the Company cannot exercise day-to-day control. As a result, the Company recorded its investment in IANR at its acquisition cost under the equity method of accounting. On January 14, 2025, the STB issued a final decision approving CN's application to acquire control of IANR, subject to certain conditions, with an effective date of 30 days thereafter. CN will assume control of IANR during the first quarter of 2025 and will account for the acquisition of control as a business combination under the acquisition method of accounting.

On the acquisition date of December 6, 2023, immediately prior to the acquisition of the investment accounted for under the equity method of accounting, there was a basis difference of $236 million between the consideration paid to acquire IANR and the underlying carrying value of the net assets of IANR. The basis difference related to depreciable properties is being amortized over the related assets' remaining useful lives. The remainder of the basis difference, relating to land, and equity method goodwill, will not be amortized and will be carried at cost subject to an assessment for impairment. The fair value of IANR's underlying net assets is now final and the resulting differences compared to what was estimated were insignificant.

Cape Breton & Central Nova Scotia Railway

On November 1, 2023, the Company acquired from Genesee & Wyoming Inc. a stake in the Cape Breton & Central Nova Scotia Railway (CBNS), a Class III short-line railroad that owns approximately 150 route miles. CN paid $78 million in cash, net of cash acquired and including working capital adjustments. The acquisition was accounted for as a business combination. As a result, the Company's Consolidated Balance Sheets included the net assets of CBNS as of November 1, 2023, which were comprised of $101 million in fair value of properties mostly track and roadway assets, partly offset by $18 million in deferred tax liabilities. The remaining net assets were comprised of current assets and liabilities which were individually insignificant and there were no identifiable intangible assets. No goodwill was recognized. The Company's purchase price allocation is now final and the resulting differences compared to what was estimated were insignificant.

Assets held for sale

On May 8, 2024, CN entered into an agreement to transfer the ownership and related risks and obligations of a road, rail, and pedestrian bridge known as the Quebec Bridge located in Quebec, Canada, to the Government of Canada for a nominal amount. At that time, CN met the criteria for classification of the related track and roadway assets as assets held for sale and accordingly recorded a loss of $78 million ($58 million after-tax) to adjust the carrying value to the nominal selling price. On November 12, 2024, the transaction was completed and the resulting difference between the carrying value and what was estimated was insignificant. CN also recognized an operating lease right-of-use asset and a related liability of $124 million for the retained requisite rights to occupy and operate the portion of the bridge where the rail infrastructure is located and will pay an annual occupancy fee over a term that also includes a noncancellable period.

U.S. regulatory updates

Reciprocal switching

On April 30, 2024, the STB issued a final rule for reciprocal switching for inadequate service. The STB's new rule allows customers to obtain reciprocal switching access to an alternate carrier in a terminal area if the incumbent railroad's service falls below one of three objective metrics (original estimated time of arrival, transit time, and first-mile/last-mile service) and if certain other conditions are met. Any prescribed reciprocal switching arrangement for a facility in the U.S. would be effective for a period between three to five years and could be renewed. On May 10, 2024, the Company and two other railroads filed a petition for review of the rule with the U.S. Court of Appeals for the Seventh Circuit. On January 16, 2025, the Court heard oral arguments and CN is awaiting a decision as of the date hereof.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Crew size

On April 9, 2024, the Federal Railroad Administration (FRA) issued a final rule establishing minimum requirements for the size of train crews depending on the type of operation. The FRA's new rule requires railroad operations to have a minimum of two crew members, except in certain circumstances, including remote-control operations. The rule includes a process to petition the FRA for special approval to operate with fewer than two crew members. The rule became effective on June 10, 2024. The rail industry has challenged the rule as arbitrary and contrary to law in federal circuit court.

No assurance can be given that these and any other current or future regulatory or legislative initiatives by the U.S. federal government and agencies will not materially adversely affect the Company's results of operations or its competitive and financial position.

Environmental matters

Under the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA), the Company through one of its subsidiaries was notified by the U.S. Environmental Protection Agency (EPA) on February 28, 2024 that it is a potentially responsible party (PRP), along with at least five other previously notified parties, with respect to the Matthiessen & Hegeler Zinc Company Site (Site) in LaSalle, Illinois. EPA also requested that the Company respond to certain information requests, which the Company did on June 30, 2024. The Company's designation as a PRP is based on claims that the Company, or its predecessors, had land holdings historically that were leased to others for commercial or industrial uses that may allegedly have resulted in the disposal of hazardous substances onto the Site. Based on remedial investigations and feasibility studies previously conducted, the EPA issued a Record of Decision outlining the clean-up plan for the Site and certain off-Site areas. The Company has not accrued for any obligation related to the remediation of the Site as it has not been able to confirm to what, if any, extent it contributed to the contamination, the extent and cost of remediation and the contribution of other potentially responsible parties and their ability to pay for their obligations.

For matters where a loss is reasonably possible but not probable, a range of potential losses cannot be estimated due to various factors which may include the limited availability of facts, the lack of demand for specific damages and the fact that proceedings were at an early stage.

Labor workforce and negotiations

Canadian workforce

Ongoing negotiations

CN is involved in several ongoing negotiations concerning labor matters, including the negotiation of new collective agreements as described below. There can be no assurance that the Company will be able to reach a tentative agreement without a strike or lockout or that the resolution of these negotiations, or the outcome of any arbitration or litigation, will not have a material adverse effect on the Company's results of operations or financial position.

The Company's existing collective agreements remain in effect until the bargaining process outlined under the Canada Labor Code or the U.S. Railway Labor Act has been exhausted.

International Brotherhood of Electric Workers

On September 5, 2024, the International Brotherhood of Electric Workers (IBEW) served notice to commence bargaining for the renewal of the collective agreement with the Company, covering approximately 750 Signals and Communications employees across Canada, which expired on December 31, 2024. Bargaining commenced on September 24, 2024. On October 29, the IBEW filed a Notice of Dispute as part of the ongoing bargaining process. The Minister of Labor had appointed conciliation officers to assist the parties in reaching an agreement. On January 28, 2025, the parties reached a four-year tentative agreement which is pending ratification.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Teamsters Canada Rail Conference

On November 27, 2023, CN commenced negotiations with the Teamsters Canada Rail Conference (TCRC). The TCRC represents approximately 6,000 conductors, conductor trainees, yard coordinators and locomotive engineers across CN's network in Canada. On February 16, 2024, CN filed a Notice of Dispute, causing the Minister of Labor to appoint a conciliator. On May 9, 2024, the Minister of Labor requested clarity from the Canadian Industrial Relations Board (CIRB) on whether or not any services provided by TCRC-represented employees were essential and therefore needed to be maintained during a labor disruption. On August 9, 2024, the CIRB ruled that none of those services were essential within the meaning of the law. On August 18, 2024, CN issued a notice to the TCRC formally advising them of its intention to lock out employees. On August 22, 2024, CN proceeded with the lockout, which was revoked less than 24 hours after, following the Minister of Labor's direction to the CIRB to order the parties to end the lockout, return employees to work, resolve outstanding issues in binding interest arbitration and extend the collective agreements until the arbitration process is complete. On August 23, 2024, the TCRC served CN with a 72-hour strike notice. On August 24, 2024, the CIRB issued an order consistent with the Minister's directive, which indicated that there can be no labor stoppage, including a lockout or strike, during the arbitration process. Mediation meetings are scheduled to occur over seven days in March 2025. If a mediated settlement is not reached during those seven days, arbitration will be scheduled to take place in April 2025. As per the protocol negotiated between the parties, the arbitrator will have sixty days to rule. The TCRC has filed applications to judicially review both the Ministerial directive and the CIRB order respectively in Federal Court and in the Federal Court of Appeal. While there can be no assurance in that regard, it is unlikely that all outstanding litigation would be finally resolved before a binding arbitration award.

Agreements ratified during the year
Unifor

On December 22, 2024, the new collective agreements with Unifor were ratified by CN employees. The four-year agreements cover approximately 3,300 employees across Canada working in various departments such as Mechanical, Intermodal, Facility Management, and in clerical positions until December 31, 2028.

Canadian National Transportation Limited

On May 14, 2024, the new collective agreement with Unifor was ratified by employees of Canadian National Transportation Limited (CNTL), a wholly-owned subsidiary of the Company. This four-year agreement covers approximately 750 owner-operator truck drivers in Canada under contract with CNTL until December 31, 2027.

United Steel Workers Union

On May 1, 2024, a new collective agreement with United Steel Workers Union (USW) was ratified by CN employees. The three-year agreement covers approximately 2,500 track and bridge employees primarily responsible for track maintenance across Canada until December 31, 2026.

U.S. workforce

The general approach to labor negotiations by U.S. Class I railroads is to bargain on a collective national basis with the industry, which CN's subsidiaries Grand Trunk Western Railroad Company (GTW), companies owned by Illinois Central Corporation (ICC), Wisconsin Central Ltd. (WC), and Bessemer & Lake Erie Railroad Company (BLE) currently participate in for collective bargaining agreements covering all union-represented employees, with the exception of two employee groups working at Pittsburgh and Conneaut Dock Company (PCD). On November 1, 2024, the National Carriers Conference Committee (NCCC) served a Section 6 notice pursuant to the Railway Labor Act, which officially opened collective bargaining for the freight industry. As of February 4, 2025, agreements have been reached and ratified with five unions, tentative agreements have been reached with two unions, and negotiations continue with the remaining five unions. There can be no strike or lockout until such time as negotiations enter mediation under the auspice of the National Mediation Board (NMB), an independent federal agency that facilitates the resolution of labor disputes, the NMB releases the parties from mediation and there is a thirty-day cooling-off period.

Leadership changes

On October 17, 2024, CN announced that Dominique Malenfant will retire as Executive Vice-President and Chief Information and Technology Officer in 2025. Dominique will remain as head of Information and Technology until a replacement is found and a proper transition is completed.

Shareholder returns

On January 30, 2025, the Board of Directors of the Company approved a new Normal Course Issuer Bid (NCIB), which allows for the repurchase of up to 20.0 million common shares between February 4, 2025 and February 3, 2026. In addition, on that same day, the Company's Board of Directors approved an increase of 5% to the quarterly dividend to common shareholders, from $0.8450 per share in 2024 to $0.8875 per share in 2025, effective for the first quarter.

MANAGEMENT'S DISCUSSION AND ANALYSIS

2025 Business outlook and assumptions

The Company assumes North American industrial production growth of approximately 1% in 2025. For the 2024/2025 crop year, the grain crop in Canada was in line with its five-year average and the U.S. grain crop was above its five-year average. The Company assumes that the 2025/2026 grain crops in Canada and the U.S. will be in line with their respective five-year averages.

In 2025, the Company expects to invest approximately $3.4 billion in its capital program, net of amounts reimbursed by customers, to improve the safety, efficiency and integrity of its network. These investments are intended to also enable and support the growth of the Company and will be financed with cash generated from operations or with cash from financing activities.

The forward-looking statements discussed in this section are subject to risks and uncertainties that could cause actual results or performance to differ materially from those expressed or implied in such statements and are based on certain factors and assumptions which the Company considers reasonable about events, developments, prospects and opportunities that may not materialize or that may be offset entirely or partially by other events and developments. In addition to the assumptions and expectations discussed in this section, reference should be made to the section of this MD&A entitled *Forward-looking statements* for assumptions and risk factors affecting such statements.

Strategy overview

CN's purpose is to power the economy by enabling global supply chains and moving goods sustainably and efficiently, working together with our customers, our people, and the communities in which we operate. CN is committed to delivering a safe, consistent and reliable scheduled service that creates value for customers, shareholders and stakeholders. CN's "make the plan, run the plan, sell the plan" operating approach has driven strong operational, safety, and customer service outcomes.

CN aims to drive consistent shareholder returns and earnings growth over the long-term by striving for sustainable financial performance, including profitable top-line growth, strong free cash flow generation and return on invested capital well above the Company's cost of capital. CN also returns value to shareholders through dividend payments and share repurchases.

Build service excellence, grow our business and invest in our people
CN will continue to focus on sustaining and building service excellence, growing the business and developing our people. Providing reliable and efficient customer service is the foundation for growth. CN aims to leverage its strong customer service and operating efficiency of rail to grow the business profitably. CN continues to invest in the safety and fluidity of the network, and in increasing capacity to cost effectively grow volumes. CN is also investing to drive incremental fuel and carbon efficiency and to improve network resiliency. Critical to CN's long-term success are also the people investments being made to ensure an optimal workforce with the right skills and leadership capabilities is available to meet the challenges of tomorrow.

Disciplined capital allocation and execution
CN's success depends on a steady stream of capital investments that are aligned with and support its business strategy. These investments cover a wide range of areas, from track infrastructure and rolling stock to information and operating technologies, as well as other equipment and assets that are intended to improve the safety, efficiency, capacity and reliability of CN's service offering. Investments in track infrastructure are designed to enhance the safety and integrity of the physical plant, increase the capacity and fluidity of the network, promote service excellence, and support growth. New locomotives equipped with distributed power capability increase capacity, fuel and carbon productivity and efficiency, and improve service reliability, particularly in cold weather, while improving train handling and safety. Targeted railcar acquisitions aim to tap growth opportunities, complementing the fleet of privately owned railcars that traverse CN's network. CN is also investing in various technologies to improve operational productivity, enable automation in various areas and improve the customer experience. CN's long-term economic viability depends on the presence of a supportive regulatory and government policy environment that encourages investment and innovation.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The multi-year implementation of CN's strategic plan requires a disciplined, analysis-driven approach to capital investment and a focus on deploying capital as efficiently as possible. Talent, technology and capital need to be fully aligned. The Company's capital investment roadmap includes several core elements:

- Investing in the maintenance of a safe and reliable network.
- Investing in asset infrastructure to increase the capacity of its three-coast network.
- Developing a portfolio approach to technology with business-led investment decisions, delivering value at each stage of implementation.
- Deepening supply chain partnerships with its customers, including road-to-rail conversion.
- Investing in data analytic systems, including artificial intelligence (AI), to support data-driven decision-making.
- Investing in technologies and capital assets to support decarbonization of its footprint.
- Growing its physical and commercial reach through strategic partnerships and acquisitions.

Delivering Responsibly

Sustainability is at the heart of how CN is building for the future. *Delivering Responsibly* is the encapsulation of the Company's sustainability strategy and commitments. The Company is focused on transporting goods safely and efficiently, doing so in a manner that seeks to minimize the impact on the environment, attracting, retaining and engaging top talent, and helping to build stronger, safer communities, while adhering to the highest governance standards. CN understands that transparency is essential for stakeholder trust concerning the Company's sustainability commitments. In that regard, CN seeks to align its sustainability disclosures with global best practice frameworks, reporting on commitments and performance with focus, clarity and comparability. In 2024, CN published its annual sustainability data supplement report, disclosing the Company's key sustainability performance indicators and progress towards its goals. CN is proud of its 2024 accomplishments including earning a placement on the Corporate Knights list of Canada's Best Corporate Citizens for the 16th year in a row as well as announcing that CN's science-based net-zero by 2050 goal was approved by the Science Based Targets initiative. Additionally, the Company's sustainability practices earned it a place on the Dow Jones Sustainability World and North American Indices, for the 13th and 16th consecutive year, respectively.

Safety is a core value

CN is committed to the health and safety of its employees, the communities and environments in which it operates and the customers it serves. The Company embraces a values-based safety culture. CN's objective is to reduce serious injuries and fatalities. The Company is employing advanced technologies and innovative training to help achieve this goal. More specifically, CN is:

- Fostering an engaged workforce that understands and respects *Life Critical Rules*.
- Embedding a mindset whereby employees take ownership for their own safety and the safety of others by *Looking Out for Each Other*.
- Implementing Behavior-Based Training to encourage proactive safety behaviors, focused on the importance strong leadership plays in establishing the safety culture in the workplace. The culture that is created influences the level of exposure for employees.
- Assessing and addressing its *Safety Culture* to reach a level where employees actively evolve and improve safety procedures.
- Ensuring customer safety through communication procedures and safety resources on critical safety practices.
- Training employees on Risk Reduction to ensure they understand Serious Injury/Fatality potential injuries and how to mitigate them.
- Adopting a *Fatigue Risk Management Program* to provide employees with knowledge and tools necessary to understand the cause and risk of fatigue.
- Training employees to identify and mitigate exposures through scenario-based methodologies and through advanced technologies, including Virtual Reality.
- Providing new hire employees ergonomic training through available exercise programs.
- Using advanced technologies to proactively mitigate human error and reduce risk.
- Maintaining reliable and safe equipment and infrastructure.
- Investing in employee training, coaching, recognition and engagement initiatives.
- Carrying out a targeted risk-based audit program.

See the section of this MD&A entitled *Human capital management - Health and safety* for additional information regarding CN's safety initiatives.

Tackling the impact of climate change

The Company's goal is to conduct its operations in a way that seeks to minimize environmental impact, while offering a carbon-efficient and sustainable way to move goods. CN is focused on making a positive contribution in the fight against climate change and playing a key role in the transition to a lower-carbon economy.

MANAGEMENT'S DISCUSSION AND ANALYSIS

With 87% of its direct greenhouse gas (GHG) emissions generated from rail operations, CN focuses on five key strategic areas in the view of reducing GHG emissions: fleet renewal, innovative technology, big data, operating practices and cleaner fuels. Over the years, this focus has resulted in significant progress in decoupling CN's volume growth from locomotive carbon emissions intensity. CN also continues to remain a leader in locomotive fuel efficiency among Class I North American railways, consuming approximately 15% less locomotive fuel per gross ton mile than the industry average. CN aims to reduce GHG emissions in line with the Paris Agreement and in 2024, received approval for its science-based net-zero goal from the Science Based Targets initiative.

To achieve its decarbonization goals, CN will need to continue improving the fuel efficiency of its fleets, increase its use of sustainable renewable fuels and test, and eventually deploy alternative propulsion locomotive technologies. Collaboration with suppliers, customers, supply chain partners, innovators and regulators is critical for CN to deliver on its climate commitments and to help drive economic prosperity in a lower-carbon emissions environment.

The Company's CDP Report, including a Task Force on Climate-related Financial Disclosures (TCFD) index, is available on CN's website in the *Delivering Responsibly* section. Information contained on, or accessible through, our website is not incorporated by reference into this MD&A.

Building the talent and culture to drive CN's continuous performance

CN aims to attract, develop, and retain the best talent, building a workforce that embodies the values we firmly believe in. We aim to cultivate an inclusive work environment where all employees feel valued, engaged, and motivated. We train our people with the necessary skills to remain competitive and at the forefront of innovation.

See the section of this MD&A entitled *Human capital management* for additional information regarding CN's human capital initiatives.

Community engagement

At CN, we are committed to leading responsibly. By being good neighbors who listen, learn, and do our part to help build safer, stronger, more prosperous communities, we acknowledge the impact we have on all our stakeholders. Connecting Canada's Eastern and Western coasts with the U.S. Gulf Coast, CN spans eight provinces, 16 states, and operates within or adjacent to nearly 230 reserve lands of more than 120 First Nations and Métis communities in Canada, seven Tribal communities in the U.S., and more than 2,000 towns and cities across its network. CN plays an essential role and contributes to economic prosperity through job creation, investments and freight transportation services. The Company seeks open and proactive engagement to ensure stakeholders and Indigenous communities are aware of its strategy, operations, opportunities and obligations, and aims to foster effective two-way communications that ensure a respectful and beneficial exchange.

CN also partners with communities to enhance railway safety. Under CN's *Structured Community Engagement Program*, the Company engages with municipal officers and their emergency responders to assist them in their emergency response planning. During this frequent outreach, CN discusses its comprehensive safety programs and performance, the nature, volume and economic importance of dangerous goods it transports through their communities and emergency response planning. CN annually conducts hundreds of training events for thousands of emergency responders, totaling over 135,000 first responders since 1988. Additional training sites have been constructed to offer onsite full scale dangerous goods training. Training activities are also supported by annual spill drill exercises, engaging local first responders and agencies, in addition to stakeholders and rightsholders, while building resiliency within CN's response contractor and sub-contractor network.

This outreach builds on CN's involvement in *Transportation Community Awareness and Emergency Response* (TRANSCAER®), through which the Company has been working for many years to help communities in Canada and the U.S. understand the movement of hazardous materials and what is required in the event of transportation incidents. *All Aboard for Safety* is CN's flagship community education program. Every year, CN employees make hundreds of presentations and talk to thousands of children and adults at schools and community events in Canada and the U.S. about the importance of rail safety and the dangers of walking or playing on or near railway tracks.

CN is committed to fostering sustainable communities through strategic financial contributions to hundreds of grassroots, regional and national non-profit organizations across our North American footprint. We actively partner with organizations and provide funding to support causes that align with CN core values and resonate with our railroaders. These include disaster relief; mental health initiatives; inclusive workplaces and environments; poverty; and environmental stewardship. For example, in 2024 CN announced a commitment of $10 million to support disaster relief efforts across our network through annual partnerships with the Red Cross and Team Rubicon.

MANAGEMENT'S DISCUSSION AND ANALYSIS

We take immense pride in our employees, retirees, and their families who volunteer to make their communities better places to live, work and play. The CN Railroaders in the Community program recognizes these efforts by providing donations to community-based non-profit organizations supported by our volunteers.

Working alongside Indigenous communities, CN makes it a priority to strengthen its ties, cultivate respectful and mutually beneficial relationships, and work toward reconciliation. Over the past year, significant progress has been made in advancing Indigenous relations. We have publicly acknowledged the complex history of railways and the role they played as instruments of colonial policies. Early in 2024, CN published its first Indigenous Relations Policy, and in November 2024 adopted and published its first Indigenous Reconciliation Action Plan (IRAP). The IRAP will guide CN's reconciliation efforts. These steps reflect our dedication to meaningful change and reconciliation.

Human capital management

The Company continues to focus on onboarding new hires successfully, helping them build positive relationships with their colleagues and supporting all employees to grow and develop, while deepening its commitment to develop talent and plan for the future.

Governance

CN's Senior Vice President and Chief Human Resources Officer has leadership accountability for the Company's workforce policies and programs and reports directly to the CEO. CN's Board and its committees, including the Governance and Sustainability Committee and Human Resources and Compensation Committee (HRCC) provide oversight of the Company's human capital management strategies, programs, practices and performance. The HRCC is responsible for monitoring executive management's performance assessment, compensation and succession planning as well as ensuring effective talent management and monitoring union relations and strategy for consistency with CN's strategic direction. The HRCC also has the mandate to review human resources practices and policies by ensuring, amongst other things, that appropriate human resources programs, practices and systems are in place so that the Company can attract, motivate and retain the quality and diversity of employees required to meet its business objectives. The Company's senior management provides regular briefings on human capital matters to the Board and its committees to facilitate oversight.

The Board of Directors and management are committed to maintaining and instilling a strong ethical culture at CN, and as such, have developed a solid ethics program based on CN's core values of integrity and respect. Each director, executive officer and management employee must certify annually their compliance with the Code of Business Conduct and employees are required to complete an online training course on the Code of Business Conduct. Integrity training is also part of every new employee's onboarding program. In addition, Anti-Fraud Policy and Guidelines apply to all employees of CN and its wholly owned subsidiaries and set out steps to be taken in response to reported or suspected fraud in all its forms, as well as measures that are taken to identify, prevent and manage fraud-related risks.

Total employees

As at December 31, 2024, CN employed a total of 17,873 employees in Canada (2023 – 18,162), of which 12,887, or 72%, were unionized employees (2023 – 13,346, or 73%) and 6,798 employees in the U.S. (2023 – 6,825) of which 5,703, or 84%, were unionized employees (2023 – 5,786, or 85%).

Health and safety

CN is committed to the health and safety of its employees, the customers it serves, and the communities and environments in which it operates. The Company's long-term safety improvement is driven by continued investments in infrastructure, rigorous safety processes and exposure reduction efforts, as well as efforts to continue deepening the Company's safety culture. The attainment of annual accident and injury targets is a component of management's annual incentive bonus plan. The Company's injury frequency rate and accident rate, defined according to the criteria of the Federal Railroad Administration (FRA), are provided for the entire company's operations and are publicly disclosed on a quarterly basis. See the section of this MD&A entitled *Selected railroad statistics* for additional information on CN's safety measures.

CN's culture and commitment to safety is supported by its focus on training, leadership, and technology. CN's Safety Management System is the framework for putting safety at the center of its day-to-day operations. This proactive plan is designed to minimize risk, drive continuous improvement in the reduction of injuries and accidents, and engage employees at all levels of the organization.

MANAGEMENT'S DISCUSSION AND ANALYSIS

In early 2024, CN initiated a *Safety Culture Assessment* to evaluate and enhance safety practices across key operational areas. The assessment employs control tests and surveys distributed during engagement sessions with craft and management employees to gather insights on perceptions of safety culture and areas for improvement. The findings will help identify gaps and guide actionable steps to enhance safety culture.

The *Looking Out For Each Other* peer-to-peer engagement program focuses on raising awareness among all employees of the top causes of incidents and injuries, identifying and reviewing safe work procedures, training employees to be aware of their surroundings and recognize potential at-risk work practices, teaching employees how to provide constructive feedback to their peers and learning from past incidents. The Company's *Life Critical Rules* address the day-to-day activities that have the potential to cause serious harm or even loss of life. They are based on past incidents and are designed to help ensure they do not happen again. CN's safety leadership training program is heavily focused on teaching employees the importance of controlling exposures to risk and on developing the attitudes and behaviors required for a value-driven safety culture.

CN's *Train Tube* initiative enhances peer-to-peer engagement by providing employees with short videos demonstrating procedural tasks, serving as practical guides for safe and correct completion. Building on this, the "Your Actions Matter" campaign takes a dramatic approach to highlight the serious consequences of inattention, reinforcing the importance of vigilance and adherence to safety protocols. These impactful videos, available for employees to view at their convenience, reinforce procedural knowledge and empower them to prioritize safety in every action they take.

CN collaborates with customers and suppliers to ensure adherence to *Life Critical Rules* and promote a shared safety culture. A newly developed handbook guides customers on essential safety practices, winter hazard management, and emergency protocols, reinforced by Train Tube-style videos that offer accessible visual guides for safety protocols. As part of ongoing improvements, CN will add videos specific to winter conditions to further support safe operations during challenging seasonal weather.

CN continues to leverage technology to drive improved safety performance. AI and sensor technology in autonomous track inspection cars enable real-time track inspections at normal track speed. Automated inspection portals with ultra-high-definition cameras capture a 360° view of trains, enhancing the quality and frequency of railcar inspections. Additional wayside detection systems, including acoustic bearing detectors, have been installed across the network to identify potential problems earlier and reduce the risk of accidents. Electronic Track Authority Verification (ETAV), a geospatial navigation aid application, improves safety for track maintenance vehicle operators by providing precise location information and warnings regarding Track Authority limits.

CN strives for continuous improvement in our environmental, health, safety, and security (EHS&S) performance and is proud to be a long-standing Responsible Care® Partner. Triennially, CN undergoes a Responsible Care® audit conducted by an external audit team to ensure CN's processes, programs and policies meet the rigorous Responsible Care® Management System Specifications, Guiding Principles and Stewardship Codes.

CN's Health and Wellness Program - Sprout
CN's Mobile Wellness platform helps employees strengthen their commitment to a healthy lifestyle. Employees are encouraged to download the "Sprout" work app to begin tracking their daily activities to unlock quarterly rewards. The Sprout app allows tracking of health-conscience activities to include walking, hydration, and healthy eating. The more tracked, the more points earned to claim rewards.

EFAP Health and Wellness Program
Both TELUS Health and Cigna Healthcare offer free monthly behavioral health awareness seminars on autism, eating disorders, substance use and children's behavioral health issues. These seminars are live and available to join virtually for all CN employees. TELUS Health and Cigna Healthcare offer free information on General Health and Wellness topics:
- Fitness and Exercise
- Family Health and Parenting
- Health topics for other diverse groups including Military/Veteran Health, LGBTQ+ Health, and Senior Health

Talent management

Attraction and recruitment

CN continues to align its talent strategies to the business objectives, by focusing on acquiring as well as developing the various skills and capabilities required to meet its commitments, address challenges, and ensure a solid bench of talent to mitigate risk. CN recruits and hires talent based on merit, and in doing so, focuses on candidates with a broad range of strengths, perspectives and experiences, while also engaging with partners across our network, including Indigenous and other equity-seeking groups to ensure CN reflects the communities it operates in. Over the last year, similar to other organizations, CN has had to compete extensively to attract talent, however its robust early career strategy with partner universities, technical schools and colleges coupled with its community engagement and partnerships with diversity organizations across Canada and the U.S., has helped create strong visibility of our jobs and opportunities.

In the past year, CN has implemented several engagement strategies to attract and retain talent. These include an improved onboarding experience featuring a new recruitment video and enhanced hiring and program information. To support new hire conductors who may struggle with the physical requirements of training, CN introduced exercise programs in collaboration with a kinesiologist. Additionally, CN introduced a Trainee Recognition Program to acknowledge top performers and safety leaders in each new hire class, fostering a culture of belonging. To further support inclusivity, CN established *Female Mentorship Program* where female managers mentor new hire female conductors through structured engagements, promoting a supportive and empowering environment.

Once again in 2024, CN was recognized as one of Canada's Top 100 Employers, one of Canada's Best Diversity Employers and Montreal's Top Employers by MediaCorp Canada Inc.

Training and development

CN offers a variety of training programs, which cover regulatory or CN mandated requirements or are part of an employee's learning journey and development. This ensures that its employees are equipped to perform in their roles and prepare for career advancement opportunities, as required.

The Company offers trainings in technical, business and leadership programs, with either online, e-learning or virtually-led courses, and, when possible, through in-person sessions. CN also continues to invest in our training centers in Winnipeg, MB, and Homewood, IL. People leaders are supported in building the skills and knowledge needed to successfully perform at each level and this includes a focus on enhancing communication skills, increasing collaboration to break silos while increasing teamwork and embedding strong principles and abilities of inclusive leadership throughout our workforce. In 2024, CN expanded its offering of self-guided and self-paced learning (curated playlists & curricula) to allow for development tools to be available throughout the year and to be self-directed by the employee, when it is most convenient. For the Operations group, in 2024, CN launched a redesign of the Front-Line Supervisor Program with a focus on three critical components to help build their skills and role effectiveness (foundational, technical and safety & people leadership). CN also continues to offer various differentiated development journeys for its talent cohorts, including understanding railway operations, in order to support growth and advancement. Furthermore, CN also supports its employees through a structured performance management process. At the beginning of each year, non-unionized employees set goals for the year that align to its business strategy and objectives. At mid and year-end, there is a formal discussion and review of progress against these goals as well as how they were achieved. CN continues to emphasize the importance of a performance-based culture. During 2024, CN continued to refine and create new development planning tools to support and encourage our employees to own their career and build actionable development plans. In addition, there are also customized development discussions with key talent to accelerate readiness, enhance skills, capabilities and experience across the talent pools.

Compensation

CN's approach to compensation continues to be driven by our goal to deliver sustainable value creation, while ensuring that target compensation supports the attraction and retention of talent. Compensation programs are designed to encourage appropriate behaviors and include appropriate risk mitigation mechanisms. In addition, compensation best practices adopted by CN include industry benchmarking and pay positioning as well as pay equity reviews.

CN offers a competitive compensation portfolio that consists of base salary, employee share investment plan, short-term and long-term incentives (applicable to certain employees only), benefits, retirement plans and other non-monetary elements.

Inclusive workplace

CN is committed to creating a workforce of top-talent that is illustrative of the population and stakeholders it serves. The Company is committed to foster a more inclusive workplace at all levels within the organization.

The Company has embedded diversity in its policy regarding composition of the Board and executive management. The Diversity Policy with Respect to Director and Executive Management Positions, which also applies to executive management, states that in fulfilling its oversight role, the HRCC regularly reviews CN's integrated approach to executive and high-potential talent management and succession planning, in order to ensure that CN has diverse candidate pools for potential successors for executive roles.

CN is undertaking various initiatives aimed at better promoting the value and contribution of a diverse and inclusive workforce. Some examples include:
- building on diversity and inclusion fundamentals by addressing challenges and creating a road map for execution of the revised multi-year diversity and inclusion strategy and vision;
- running regular reviews of pay equity and defining a roadmap to address identified gaps;
- aligning our sponsorships and donations budget with our strategic diversity and inclusion vision;
- developing inclusive leaders through targeted training and education, including unconscious bias and inclusive leadership training, as leaders will be critical in creating and sustaining an inclusive environment; and
- having sufficient resources to support our diversity and inclusion vision.

CN aspires to maintain a highly qualified Board in which independent Board members are comprised of at least 40% of each gender (male and female) and at least two members come from the broader underrepresented groups, beyond gender. Currently, five out of 10, or 50% of independent Board members are women and two, or 20% of independent Board members are from underrepresented groups. CN has also elected to revise the gender diversity goals for executive management (comprising all Vice-Presidents and more senior positions), whereby by the end of 2027, and thereafter, CN aspires to maintain an executive management team in which at least 35% of this group are highly qualified women. As at December 31, 2024, 31%, or ten of the 32 executive management roles, were held by women. CN intends to maintain its standards of hiring and promoting based on merit while working towards achieving its aspirations as to representation on its Board and in executive management positions.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Financial highlights

In millions, except percentage and per share data	2024	2023	2022	% Change Favorable/(Unfavorable) 2024 vs 2023	2023 vs 2022
Revenues	$ 17,046	$ 16,828	$ 17,107	1%	(2%)
Operating income	$ 6,247	$ 6,597	$ 6,840	(5%)	(4%)
Adjusted operating income [1][2]	$ 6,325	$ 6,597	$ 6,862	(4%)	(4%)
Net income	$ 4,448	$ 5,625	$ 5,118	(21%)	10%
Adjusted net income [1][2]	$ 4,506	$ 4,800	$ 5,134	(6%)	(7%)
Basic earnings per share	$ 7.02	$ 8.55	$ 7.46	(18%)	15%
Diluted earnings per share	$ 7.01	$ 8.53	$ 7.44	(18%)	15%
Adjusted diluted earnings per share [1][2]	$ 7.10	$ 7.28	$ 7.46	(2%)	(2%)
Dividends declared per share	$ 3.38	$ 3.16	$ 2.93	7%	8%
Operating ratio [3]	63.4%	60.8%	60.0%	(2.6) pts	(0.8) pts
Adjusted operating ratio [1][2]	62.9%	60.8%	59.9%	(2.1) pts	(0.9) pts
Net cash provided by operating activities	$ 6,699	$ 6,965	$ 6,667	(4%)	4%
Net cash used in investing activities	$ 3,607	$ 3,468	$ 2,510	(4%)	(38%)
Free cash flow [1][4]	$ 3,092	$ 3,887	$ 4,259	(20%)	(9%)

In millions, except percentages	As at December 31, 2024	As at December 31, 2023	As at December 31, 2022	% Change Favorable/(Unfavorable) 2024 vs 2023	2023 vs 2022
Financial position					
Total assets	$ 57,067	$ 52,666	$ 50,662	8%	4%
Total long-term liabilities [5]	$ 32,040	$ 27,514	$ 25,436	(16%)	(8%)

(1) These non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.

(2) See the section of this MD&A entitled *Non-GAAP measures − Adjusted performance measures* for an explanation of these non-GAAP measures.

(3) Operating ratio is defined as operating expenses as a percentage of revenues.

(4) See the section of this MD&A entitled *Liquidity and capital resources − Free cash flow* for an explanation of this non-GAAP measure.

(5) Total long-term liabilities is the difference between Total liabilities and Total current liabilities.

2024 Results of operations

Revenues for the year ended December 31, 2024 were $17,046 million compared to $16,828 million in 2023, an increase of $218 million, or 1%. The increase was mainly due to higher volumes while freight revenue per RTM remained flat:

- Volumes: increased mainly due to higher shipments of Canadian grain exports, international intermodal, refined petroleum products and frac sand; partly offset by lower shipments of potash and Canadian coal. Volumes, primarily related to intermodal, were also negatively impacted by diversions to other modes of transportation and ports due to the TCRC-related labor uncertainty and work stoppage.
- Freight revenue per RTM: remained flat mainly due to freight rate increases and the positive translation impact of a weaker Canadian dollar; offset by lower applicable fuel surcharge rates and an increase in the average length of haul.

Operating expenses for the year ended December 31, 2024 were $10,799 million compared to $10,231 million in 2023. The increase of $568 million, or 6%, was mainly due to higher labor and fringe benefits expense, the negative translation impact of a weaker Canadian dollar, the recognition of a loss on assets held for sale and higher costs driven by earlier winter operating conditions in the Western region in the fourth quarter of 2024; partly offset by lower fuel expense.

Operating income for the year ended December 31, 2024 decreased by $350 million, or 5%, to $6,247 million, when compared to the same period in 2023. The operating ratio was 63.4% in 2024, compared to 60.8% in 2023, a 2.6 point increase.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Net income for the year ended December 31, 2024 was $4,448 million, a decrease of $1,177 million, or 21%, when compared to 2023, and diluted earnings per share decreased by 18% to $7.01. The decrease was mainly due to a net deferred income tax recovery of $713 million recorded in the fourth quarter of 2023 resulting from tax filings consistent with a ruling that the Company received in a non-U.S. foreign jurisdiction in connection with prior taxation years and a gain on disposal of property within the Bala Subdivision located in Markham and Richmond Hill, Ontario, Canada of $129 million recorded in the fourth quarter of 2023. The decrease was also due to lower operating income, including a loss on assets held for sale of $78 million, recorded in the second quarter of 2024, resulting from an agreement to transfer the ownership and related risks and obligations of the Quebec Bridge located in Quebec, Canada, to the Government of Canada.

Key operating metrics

				% Change Favorable/(Unfavorable)	
	2024	2023	2022	2024 vs 2023	2023 vs 2022
Gross ton miles (GTMs) (millions) [1]	**457,694**	452,043	463,710	1%	(3%)
Train weight (tons) [2]	**9,087**	9,186	9,324	(1%)	(1%)
Train length (feet) [3]	**7,831**	7,891	8,160	(1%)	(3%)
Through network train speed (miles per hour) [4]	**18.9**	19.8	18.9	(5%)	5%
Fuel efficiency (US gallons of locomotive fuel consumed per 1,000 GTMs) [5]	**0.876**	0.874	0.867	—%	(1%)
Through dwell (entire railroad, hours) [6]	**7.0**	7.0	7.6	—%	8%
Car velocity (car miles per day) [7]	**209**	213	196	(2%)	9%

(1) GTMs: The workload performed by system trains in hauling freight or equipment. GTMs are calculated by multiplying the trailing weight by the distance the train moved. A larger number is an indicator of more traffic (and thus more revenue) being moved.

(2) Train weight: An efficiency measurement on how much tonnage each mainline train handles on average as it crosses the network. Calculated as the total of GTMs and divided by total train miles, this measure provides insight on how well each train was maximized in terms of its capacity to move traffic. This operating measure was formerly named Train productivity.

(3) Train length: An efficiency measurement on average trailing length of each mainline train on the network. Calculated as the total of car foot miles (the sum of car length multiplied by miles travelled for each trailing car) divided by total train miles, this measure provides insight on how well each train was maximized in terms of its capacity to move traffic.

(4) Through network train speed: A measure of the line-haul movement from origin to destination, including time at terminals. The average speed is calculated by dividing train miles by total hours operated, excluding yard and local trains, passenger trains, maintenance of way trains, and foreign trains. This measure represents the fluidity of trains on the network, with a higher value also indicating a more fluid network.

(5) Fuel efficiency: This measure represents how efficient the Company is in the generation and utilization of locomotive horsepower in freight train operations, with a lower number indicating improved performance. Fuel efficiency is defined as US gallons of locomotive fuel consumed per 1,000 GTMs.

(6) Through dwell: The average time a car resides within terminal boundaries expressed in hours. The measurement begins with a customer release, received interchange, or train arrival event and ends with a customer placement (actual or constructive), delivered or offered in interchange, or train departure event. This excludes stored, bad ordered, maintenance of way cars, or cars with dwell greater than ten days. This measure represents the efficiency of handling cars within the terminal, with a lower value indicating higher performance.

(7) Car velocity: The average miles per day traveled by loaded and empty cars (including all active cars whether private, foreign or CN owned) on company lines. This measure represents the fluidity of cars on the network, calculated by the sum of miles each car traveled divided by the sum of all of the cars' active time, with a higher value indicating a smoother and more fluid operation.

Operating performance, primarily network train speed and car velocity, was negatively impacted in 2024, mainly due to the TCRC and port labor work stoppages and wildfires in Alberta. Additionally, these metrics were further negatively impacted by maintenance in the key Vancouver corridor during the second quarter of 2024 as well as earlier winter operating conditions in the fourth quarter of 2024 when compared to the same period in 2023.

For the year ended December 31, 2023, when compared to 2022, continued focus on scheduled railroading in 2023, helped by more favorable winter operating conditions partly offset by operational disruptions related to Canadian wildfires and the Canadian West Coast dock workers strike, resulted in improvements in car velocity, train speed and through dwell when compared to 2022. GTMs were negatively impacted in 2023 when compared to 2022 primarily due to weaker demand for freight services. Fuel efficiency decreased by 1% mainly due to running shorter trains.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Non-GAAP measures

This MD&A makes reference to non-GAAP measures, including adjusted performance measures, constant currency, return on invested capital (ROIC) and adjusted ROIC, free cash flow and adjusted debt-to-adjusted EBITDA multiple that do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. From management's perspective, these non-GAAP measures are useful measures of performance and provide investors with supplementary information to assess the Company's results of operations and liquidity. These non-GAAP measures should not be considered in isolation or as a substitute for financial measures prepared in accordance with GAAP.

For further details of these non-GAAP measures, including a reconciliation to the most directly comparable GAAP financial measures, refer to the sections of this MD&A entitled *Non-GAAP measures: Adjusted performance measures*, *ROIC and adjusted ROIC* and *Constant currency*, as well as the section entitled *Liquidity and capital resources: Free cash flow* and *Adjusted debt-to-adjusted EBITDA multiple*.

Adjusted performance measures

Adjusted net income, adjusted diluted earnings per share, adjusted operating income, adjusted operating expenses and adjusted operating ratio are non-GAAP measures that are used to set performance goals and to measure CN's performance. Management believes that these adjusted performance measures provide additional insight to management and investors into the Company's operations and underlying business trends as well as facilitate period-to-period comparisons, as they exclude certain significant items that are not reflective of CN's underlying business operations and could distort the analysis of trends in business performance. These items may include:

i.   operating expense adjustments: workforce reduction program, depreciation expense on the deployment of replacement system, advisory fees related to shareholder matters, losses and recoveries from assets held for sale, business acquisition-related costs;

ii. non-operating expense adjustments: business acquisition-related financing fees, merger termination income, gains and losses on disposal of property; and

iii. the effect of changes in tax laws including rate enactments, and changes in tax positions affecting prior years.

These non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.

For the year ended December 31, 2024, the Company's adjusted net income was $4,506 million, or $7.10 per diluted share, which excludes a loss on assets held for sale of $78 million, or $58 million after-tax ($0.09 per diluted share), recorded in the second quarter, resulting from an agreement to transfer the ownership and related risks and obligations of the Quebec Bridge located in Quebec, Canada, to the Government of Canada. See the section of this MD&A entitled *2024 Highlights - Assets held for sale* for additional information.

For the year ended December 31, 2023, the Company's adjusted net income was $4,800 million, or $7.28 per diluted share, which excludes:

•   a gain on disposal of property within the Bala Subdivision located in Markham and Richmond Hill, Ontario, Canada of $129 million, or $112 million after-tax ($0.17 per diluted share) recorded in the fourth quarter in Other income within the Consolidated Statements of Income; and

•   a net deferred income tax recovery of $713 million ($1.08 per diluted share) recorded in the fourth quarter resulting from tax filings consistent with a ruling that the Company received in a non-U.S. foreign jurisdiction in connection with prior taxation years.

For the year ended December 31, 2022, the Company's adjusted net income was $5,134 million, or $7.46 per diluted share, which excludes advisory fees related to shareholder matters of $22 million, or $16 million after-tax ($0.02 per diluted share) of which $12 million, or $9 million after-tax ($0.01 per diluted share) was recorded in the second quarter and $10 million, or $7 million after-tax ($0.01 per diluted share) was recorded in the first quarter in Other expense within the Consolidated Statements of Income.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Adjusted net income is defined as Net income in accordance with GAAP adjusted for certain significant items. Adjusted diluted earnings per share is defined as adjusted net income divided by the weighted-average diluted shares outstanding. The following table provides a reconciliation of Net income and Earnings per share in accordance with GAAP, as reported for the years ended December 31, 2024, 2023 and 2022, to the non-GAAP adjusted performance measures presented herein:

In millions, except per share data	Year ended December 31,		2024		2023		2022
Net income		$	4,448	$	5,625	$	5,118
Adjustments:							
Operating expense adjustments:							
Advisory fees related to shareholder matters			—		—		22
Loss on assets held for sale			78		—		—
Non-operating expense adjustments:							
Gain on disposal of property			—		(129)		—
Tax adjustments:							
Tax effect of adjustments [1]			(20)		17		(6)
Tax-deductible goodwill and related impacts [2]			—		(713)		—
Total adjustments			58		(825)		16
Adjusted net income		$	4,506	$	4,800	$	5,134
Diluted earnings per share		$	7.01	$	8.53	$	7.44
Impact of adjustments, per share			0.09		(1.25)		0.02
Adjusted diluted earnings per share		$	7.10	$	7.28	$	7.46

(1) The tax impact of adjustments is based on the nature of the item for tax purposes and related tax rates in the applicable jurisdiction.

(2) Relates to the impacts resulting from tax filings consistent with a ruling that the Company received in a non-U.S. foreign jurisdiction in connection with prior taxation years.

Adjusted operating income is defined as Operating income in accordance with GAAP adjusted for certain significant operating expense items that are not reflective of CN's underlying business operations. Adjusted operating expenses is defined as Operating expenses in accordance with GAAP adjusted for certain significant operating expense items that are not reflective of CN's underlying business operations. Adjusted operating ratio is defined as adjusted operating expenses as a percentage of revenues. The following table provides a reconciliation of Operating income, Operating expenses and operating ratio, as reported for the years ended December 31, 2024, 2023 and 2022, to the non-GAAP adjusted performance measures presented herein:

In millions, except percentages	Year ended December 31,		2024		2023		2022
Operating income		$	6,247	$	6,597	$	6,840
Adjustments:							
Advisory fees related to shareholder matters			—		—		22
Loss on assets held for sale			78		—		—
Total adjustments			78		—		22
Adjusted operating income		$	6,325	$	6,597	$	6,862
Operating expenses			10,799		10,231		10,267
Total adjustments			(78)		—		(22)
Adjusted operating expenses		$	10,721	$	10,231	$	10,245
Operating ratio			63.4 %		60.8 %		60.0 %
Impact of adjustments			(0.5)%		— %		(0.1)%
Adjusted operating ratio			62.9 %		60.8 %		59.9 %

MANAGEMENT'S DISCUSSION AND ANALYSIS

ROIC and adjusted ROIC

ROIC and adjusted ROIC are useful measures for management and investors to evaluate the efficiency of the Company's use of capital funds and allow investors to assess the operating and investment decisions made by management. The Company calculates ROIC as return divided by average invested capital, both of which are non-GAAP measures. Return is defined as Net income plus interest expense after-tax, calculated using the Company's effective tax rate. Average invested capital is defined as the sum of Total shareholders' equity, Long-term debt and Current portion of long-term debt less Cash and cash equivalents, and Restricted cash and cash equivalents, averaged between the beginning and ending balance over the last twelve-month period. The Company calculates adjusted ROIC as adjusted return divided by average invested capital, both of which are non-GAAP measures. Adjusted return is defined as adjusted net income plus interest expense after-tax, calculated using the Company's adjusted effective tax rate. Return, average invested capital, ROIC, adjusted return and adjusted ROIC do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.

The following table provides a reconciliation of Net income and adjusted net income to return and adjusted return, respectively, as well as the calculation of average invested capital, which have been used to calculate ROIC and adjusted ROIC:

In millions, except percentage *As at and for the year ended December 31,*	**2024**		2023		2022
Net income	$	**4,448**	$	5,625	$	5,118
Interest expense		**891**		722		548
Tax on interest expense [1]		**(214)**		(177)		(133)
Return	$	**5,125**	$	6,170	$	5,533
Average total shareholders' equity	$	**20,584**	$	20,751	$	22,064
Average long-term debt		**17,931**		15,253		13,175
Average current portion of long-term debt		**1,753**		1,699		783
Less: Average cash, cash equivalents, restricted cash and restricted cash equivalents		**(663)**		(879)		(1,088)
Average invested capital	$	**39,605**	$	36,824	$	34,934
ROIC		**12.9%**		16.8%		15.8%
Adjusted net income [2]	$	**4,506**	$	4,800	$	5,134
Interest expense		**891**		722		548
Adjusted tax on interest expense [3]		**(214)**		(177)		(133)
Adjusted return	$	**5,183**	$	5,345	$	5,549
Average invested capital	$	**39,605**	$	36,824	$	34,934
Adjusted ROIC		**13.1%**		14.5%		15.9%

(1) The effective tax rate, defined as Income tax expense as a percentage of Income before income taxes, used to calculate the tax on Interest expense for 2024 and 2022 was 24.0% and 24.3%, respectively. Due to the significantly lower effective tax rate of 13.3% reported by the Company in 2023, tax on interest expense for 2023 was calculated using an adjusted effective tax rate of 24.5%.

(2) This non-GAAP measure does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. See the section of this MD&A entitled *Non-GAAP measures − Adjusted performance measures* for an explanation of this non-GAAP measure.

(3) The adjusted effective tax rate is a non-GAAP measure, defined as Income tax expense, net of tax adjustments as presented in Adjusted performance measures as a percentage of Income before taxes, net of pre-tax adjustments as presented in Adjusted performance measures. This measure does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to a similar measure presented by other companies. The adjusted effective tax rate used to calculate the adjusted tax on interest expense for 2024 was 24.0% (2023 - 24.5%; 2022 - 24.3%).

MANAGEMENT'S DISCUSSION AND ANALYSIS

Constant currency

Financial results at constant currency allow results to be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. Measures at constant currency are considered non-GAAP measures and do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. Financial results at constant currency are obtained by translating the current period results denominated in US dollars at the weighted average foreign exchange rates used to translate transactions denominated in US dollars of the comparable period of the prior year.

The average foreign exchange rates were $1.370 and $1.350 per US$1.00, for the years ended December 31, 2024 and 2023, respectively. On a constant currency basis, the Company's Net income for the year ended December 31, 2024 would have been lower by $21 million ($0.03 per diluted share).

The following table provides a reconciliation of the impact of constant currency and related percentage change at constant currency on the financial results, as reported for the year ended December 31, 2024:

In millions, except per share data	Year ended December 31,	2024	Constant currency impact	2023	% Change at constant currency Fav (Unfav)
Revenues					
Petroleum and chemicals	$	**3,414**	$ (28)	$ 3,195	6%
Metals and minerals		**2,048**	(23)	2,048	(1%)
Forest products		**1,931**	(19)	1,943	(2%)
Coal		**929**	(4)	1,017	(9%)
Grain and fertilizers		**3,422**	(22)	3,265	4%
Intermodal		**3,757**	(13)	3,823	(2%)
Automotive		**894**	(8)	945	(6%)
Total freight revenues		**16,395**	(117)	16,236	—%
Other revenues		**651**	(7)	592	9%
Total revenues		**17,046**	(124)	16,828	1%
Operating expenses					
Labor and fringe benefits		**3,422**	(19)	3,150	(8%)
Purchased services and material		**2,313**	(16)	2,254	(2%)
Fuel		**2,060**	(24)	2,097	3%
Depreciation and amortization		**1,892**	(12)	1,817	(3%)
Equipment rents		**392**	(6)	359	(8%)
Other		**642**	(8)	554	(14%)
Recovery of loss on assets held for sale		**78**	—	—	—%
Total operating expenses		**10,799**	(85)	10,231	(5%)
Operating income		**6,247**	(39)	6,597	(6%)
Interest expense		**(891)**	10	(722)	(22%)
Other components of net periodic benefit income		**454**	—	479	(5%)
Other income		**42**	1	134	(68%)
Income before income taxes		**5,852**	(28)	6,488	(10%)
Income tax expense		**(1,404)**	7	(863)	(62%)
Net income	$	**4,448**	$ (21)	$ 5,625	(21%)
Diluted earnings per share	$	**7.01**	$ (0.03)	$ 8.53	(18%)

MANAGEMENT'S DISCUSSION AND ANALYSIS

Revenues

In millions, unless otherwise indicated	*Year ended December 31,*	**2024**	2023	% Change	% Change at constant currency [1]
Freight revenues		**$ 16,395**	$ 16,236	1%	—%
Other revenues		**651**	592	10%	9%
Total revenues		**$ 17,046**	$ 16,828	1%	1%
Freight revenues					
Petroleum and chemicals		**$ 3,414**	$ 3,195	7%	6%
Metals and minerals		**2,048**	2,048	—%	(1%)
Forest products		**1,931**	1,943	(1%)	(2%)
Coal		**929**	1,017	(9%)	(9%)
Grain and fertilizers		**3,422**	3,265	5%	4%
Intermodal		**3,757**	3,823	(2%)	(2%)
Automotive		**894**	945	(5%)	(6%)
Total freight revenues		**$ 16,395**	$ 16,236	1%	—%
Revenue ton miles (RTMs) *(millions)* [2]		**235,538**	232,614	1%	1%
Freight revenue/RTM *(cents)* [3]		**6.96**	6.98	—%	(1%)
Carloads *(thousands)*		**5,390**	5,436	(1%)	(1%)
Freight revenue/carload *($)*		**3,042**	2,987	2%	1%

(1) This non-GAAP measure does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. See the section of this MD&A entitled *Non-GAAP measures – Constant currency* for an explanation of this non-GAAP measure.

(2) RTMs is a measure of volumes and is calculated by multiplying the weight in tons of the shipment lading being transported by the number of miles that the shipment is transported on company lines. CN uses RTMs as the primary measure of volumes as compared to Carloads, since RTMs also takes into account the length of haul and weight in the movement.

(3) Freight revenue per RTM is an indicator of yield and represents revenue earned for transporting one ton of freight over a distance of one mile.



Business Unit Revenue Mix

% of 2024 Revenues

Other revenues 4%
Automotive 5%
Petroleum and chemicals 20%
Intermodal 22%
Metals and minerals 12%
Forest products 11%
Grain and fertilizers 20%
Coal 6%

Business Unit Revenue Mix

% of 2023 Revenues

Other revenues 3%
Automotive 6%
Petroleum and chemicals 19%
Intermodal 23%
Metals and minerals 12%
Forest products 12%
Grain and fertilizers 19%
Coal 6%

Revenues for the year ended December 31, 2024 were $17,046 million compared to $16,828 million in 2023, an increase of $218 million, or 1%. The increase was mainly due to higher volumes while freight revenue per RTM remained flat:

- Volumes: increased mainly due to higher shipments of Canadian grain exports, international intermodal, refined petroleum products and frac sand; partly offset by lower shipments of potash and Canadian coal. Volumes, primarily related to intermodal, were also negatively impacted by diversions to other modes of transportation and ports due to the TCRC-related labor uncertainty and work stoppage.
- Freight revenue per RTM: remained flat mainly due to freight rate increases and the positive translation impact of a weaker Canadian dollar; offset by lower applicable fuel surcharge rates and an increase in the average length of haul.

Fuel surcharge revenues decreased by $401 million in 2024 when compared to 2023, mainly due to lower applicable fuel surcharge rates.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Petroleum and chemicals

Year ended December 31,	2024	2023	% Change	% Change at constant currency
Revenues *(millions)*	$ 3,414	$ 3,195	7%	6%
RTMs *(millions)*	46,530	43,846	6%	6%
Revenue/RTM *(cents)*	7.34	7.29	1%	—%
Carloads *(thousands)*	648	634	2%	2%
Revenue/carload *($)*	5,269	5,039	5%	4%

The petroleum and chemicals commodity group comprises a wide range of commodities, including chemicals and plastics, refined petroleum products, natural gas liquids, crude oil and sulfur. The primary markets for these commodities are within North America, and as such, the performance of this commodity group is closely correlated with the North American economy as well as oil and gas production, petroleum refining activity, pipeline capacities and related petrochemical commodity prices. Most of the Company's petroleum and chemicals shipments originate in the Alberta Industrial Heartland, a key oil and gas development area and a major center for natural gas feedstock and world-scale petrochemicals and plastics. In addition to servicing the Louisiana petrochemical corridor between New Orleans and Baton Rouge as well as the Sarnia-Lambton Petrochemical and Refining Complex in Southwestern Ontario, the Company also supplements pipeline capacity by moving petroleum products from facilities in Saskatchewan, British Columbia, Quebec, and Illinois.

Revenues for this commodity group increased by $219 million, or 7%, for the year ended December 31, 2024 when compared to 2023, mainly due to higher volumes and higher revenue per RTM:
- Volumes: increased mainly due to higher shipments of refined petroleum products driven by stronger domestic volumes of gasoline, diesel and jet fuel and higher exports of natural gas liquids; partly offset by lower shipments of crude oil.
- Revenue per RTM: increased mainly due to freight rate increases and the positive translation impact of a weaker Canadian dollar; partly offset by a significant increase in the average length of haul and lower applicable fuel surcharge rates.

RTMs increased more than Carloads in 2024 when compared to 2023, mainly due to higher long-haul shipments of refined petroleum products and natural gas liquids.

Percentage of commodity group revenues	2024	2023
Refined petroleum products	50 %	47 %
Chemicals and plastics	38 %	39 %
Crude and condensate	7 %	9 %
Sulfur	5 %	5 %

Metals and minerals

Year ended December 31,	2024	2023	% Change	% Change at constant currency
Revenues (millions)	$ 2,048	$ 2,048	—%	(1%)
RTMs (millions)	28,829	28,444	1%	1%
Revenue/RTM (cents)	7.10	7.20	(1%)	(3%)
Carloads (thousands)	974	1,002	(3%)	(3%)
Revenue/carload ($)	2,103	2,044	3%	2%

The metals and minerals commodity group consists primarily of materials related to oil and gas development such as frac sand, drilling pipe and large diameter pipe, steel, iron ore, non-ferrous base metals and ores, raw materials including scrap metal, industrial materials including aggregates, construction materials such as roofing and railway equipment, machinery and dimensional (large) loads. The Company provides unique rail access to base metals, iron ore and frac sand mining as well as aluminum and steel producing regions, which are among the most important in North America. This strong origin franchise, coupled with the Company's access to port facilities and the end markets for these commodities, has made CN a leader in the transportation of metals and minerals products. The key drivers for this market segment are oil and gas development, automotive production, and non-residential construction.

Revenues for this commodity group for the year ended December 31, 2024 were in line with the same period in 2023, mainly due to higher volumes; offset by lower revenue per RTM:
- Volumes: increased mainly due to higher shipments of frac sand to Western Canada; partly offset by lower shipments of iron ore and steel products.
- Revenue per RTM: decreased mainly due to lower applicable fuel surcharge rates and an increase in the average length of haul; partly offset by freight rate increases and the positive translation impact of a weaker Canadian dollar.

RTMs increased and Carloads decreased in 2024 when compared to 2023, mainly due to higher long-haul shipments of frac sand from the U.S. to Western Canada.

Percentage of commodity group revenues	2024	2023
Energy materials	28 %	25 %
Metals	27 %	29 %
Minerals	25 %	26 %
Iron ore	20 %	20 %

Forest products

Year ended December 31,	2024	2023	% Change	% Change at constant currency
Revenues (millions)	$ 1,931	$ 1,943	(1%)	(2%)
RTMs (millions)	22,111	23,141	(4%)	(4%)
Revenue/RTM (cents)	8.73	8.40	4%	3%
Carloads (thousands)	299	309	(3%)	(3%)
Revenue/carload ($)	6,458	6,288	3%	2%

The forest products commodity group includes various types of lumber, panels, paper, board, wood pulp and other fibers such as logs, recycled paper, wood chips, and wood pellets. The Company has extensive rail access to the western and eastern Canadian fiber-producing regions, which are among the largest fiber source areas in North America. In the U.S., the Company is strategically located to serve both the Midwest and southern U.S. corridors with efficient interline connections to other railroads and a strong network of transloads extending our reach into our customers' target markets. The key drivers for the various commodities are: for lumber and panels, North American housing starts, repair and renovation activities; for fibers (mainly wood pulp), the demand for paper, paperboard, tissue and other personal care products in both North American and offshore markets; and for paper and board, the increasing packaging requirements for eCommerce and general consumer purchases and the replacement of plastics by fiber-based packaging.

Revenues for this commodity group decreased by $12 million, or 1% for the year ended December 31, 2024, when compared to 2023, mainly due to lower volumes; partly offset by higher revenue per RTM:
- Volumes: decreased mainly due to lower shipments of lumber due to continued weak commodity prices and soft market demand.
- Revenue per RTM: increased mainly due to freight rate increases and the positive translation impact of a weaker Canadian dollar; partly offset by lower applicable fuel surcharge rates.

Percentage of commodity group revenues	**2024**	2023
Lumber	**35 %**	37 %
Pulp	**29 %**	29 %
Paper	**18 %**	17 %
Panels	**18 %**	17 %

Coal

	Year ended December 31,	**2024**	2023	% Change	% Change at constant currency
Revenues *(millions)*	$	**929**	$ 1,017	(9%)	(9%)
RTMs *(millions)*		**20,165**	22,682	(11%)	(11%)
Revenue/RTM *(cents)*		**4.61**	4.48	3%	2%
Carloads *(thousands)*		**456**	511	(11%)	(11%)
Revenue/carload *($)*		**2,037**	1,990	2%	2%

The coal commodity group consists of metallurgical coal, thermal grades of bituminous coal, petroleum coke and metallurgical coke. Canadian metallurgical and thermal coal are largely exported via terminals on the west coast of Canada to offshore markets. In the U.S., thermal coal is transported from mines served in southern Illinois, or from western U.S. mines via interchange with other railroads, to major utilities in the Midwest and Southeast U.S., as well as offshore markets via terminals on the U.S. Gulf Coast and inland river system. Petroleum coke, a by-product of the oil refining process, is exported to offshore markets via terminals on the west coast of Canada, the U.S. Gulf Coast and inland river system, as well as shipped to industrial users in domestic markets. The key drivers for this market segment are weather conditions, environmental regulations, global energy, coal and steel supply and demand conditions, and for U.S. domestic utility coal, the price of natural gas.

Revenues for this commodity group decreased by $88 million, or 9% for the year ended December 31, 2024, when compared to 2023, mainly due to lower volumes; partly offset by higher revenue per RTM:
- Volumes: decreased mainly due to the idling of a Western Canadian metallurgical coal mine, production issues at certain Canadian coal mines and a U.S. petroleum coke refinery as well as lower shipments of U.S. coal driven by weaker demand from utilities in the U.S.; partly offset by the re-opening of a Canadian metallurgical coal mine.
- Revenue per RTM: increased mainly due to freight rate increases and the positive translation impact of a weaker Canadian dollar; partly offset by lower applicable fuel surcharge rates.

Percentage of commodity group revenues	**2024**	2023
Canadian coal - export	**52 %**	53 %
Petroleum coke	**23 %**	21 %
U.S. coal - export	**13 %**	13 %
U.S. coal - domestic	**12 %**	13 %

MANAGEMENT'S DISCUSSION AND ANALYSIS

Grain and fertilizers

Year ended December 31,		2024		2023	% Change	% Change at constant currency
Revenues (millions)	$	**3,422**	$	3,265	5%	4%
RTMs (millions)		**64,594**		63,479	2%	2%
Revenue/RTM (cents)		**5.30**		5.14	3%	2%
Carloads (thousands)		**690**		670	3%	3%
Revenue/carload ($)		**4,959**		4,873	2%	1%

The grain and fertilizers commodity group depends primarily on crops grown and fertilizers processed in Western Canada and the U.S. Midwest. The grain segment consists of wheat, oats, barley, flaxseed, rye, peas, lentils, corn, corn meal, ethanol, dried distillers grain, canola seed and processed canola products, soybeans and processed soybean products, sweeteners and animal fat. Production of grain varies considerably from year to year, affected primarily by weather conditions, seeded and harvested acreage, the mix of grains produced and crop yields. Grain exports are sensitive to the size and quality of the crop produced, international market conditions and foreign government policy. The majority of grain produced in Western Canada and moved by CN is exported via the ports of Vancouver, Prince Rupert and Thunder Bay. These rail movements are subject to government regulation that establishes a maximum revenue entitlement that railways can earn. Although railway companies are free to set freight rates for western grain shipments, total revenue is limited based on a formula that takes into account tonnage, length of haul, and a specified price index. Shipments of grain that are exported to the U.S. are not regulated. Grain grown in the U.S. Midwest is exported as well as transported to domestic processing facilities and feed markets. The Company also serves major producers of potash in Canada, as well as producers of ammonium nitrate, anhydrous ammonia, urea and other fertilizers across Canada and the U.S. and CN delivers the product for North American and export demand. CN also transports imported product to key markets in North America. The key drivers for fertilizers are input prices, demand, government policies, and international competition.

Revenues for this commodity group increased by $157 million, or 5% for the year ended December 31, 2024, when compared to 2023, mainly due to higher volumes and higher revenue per RTM:
- Volumes: increased mainly due to higher Canadian grain exports; partly offset by reduced potash exports as volumes diverted to CN in 2023 returned to their normal routing following completion of a terminal repair.
- Revenue per RTM: increased mainly due to freight rate increases and the positive translation impact of a weaker Canadian dollar; partly offset by lower applicable fuel surcharge rates.

Percentage of commodity group revenues	2024	2023
Canadian grain - regulated	**42 %**	37 %
U.S. grain - domestic	**17 %**	19 %
Fertilizers - potash	**13 %**	16 %
Canadian grain - commercial	**12 %**	13 %
Fertilizers - other	**9 %**	9 %
U.S. grain - exports	**7 %**	6 %

Intermodal

Year ended December 31,		2024		2023	% Change	% Change at constant currency
Revenues (millions)	$	**3,757**	$	3,823	(2%)	(2%)
RTMs (millions)		**50,190**		47,886	5%	5%
Revenue/RTM (cents)		**7.49**		7.98	(6%)	(7%)
Carloads (thousands)		**2,115**		2,078	2%	2%
Revenue/carload ($)		**1,776**		1,840	(3%)	(4%)

The intermodal commodity group includes rail and trucking services and is comprised of two markets: domestic intermodal and international intermodal. Domestic intermodal transports consumer products and manufactured goods, serving retail, wholesale and logistics provider channels, within domestic Canada, domestic U.S., Mexico and transborder, while international intermodal handles import and export container traffic, serving the major ports of Vancouver, Prince Rupert, Montreal, Halifax, Saint John, New Orleans and Mobile. CN's network of inland intermodal terminals, located near ports and large urban centers, and a number of interline partnerships with other Class I railroads, connects customers to major markets in North America and overseas. Domestic intermodal is driven by consumer markets, with growth generally tied to the economy. International intermodal is driven by North American economic and trade conditions as well as global trade patterns. Revenues for CN owned trucking businesses, including TransX, are included in this commodity group within the domestic market.

Revenues for this commodity group decreased by $66 million, or 2% for the year ended December 31, 2024, when compared to 2023, mainly due to lower revenue per RTM; partly offset by higher volumes:
- Volumes: increased mainly due to higher shipments of international intermodal driven by imports through Western Canadian ports, partly offset by lower shipments of domestic intermodal. Volumes were negatively impacted by diversions to other modes of transportation and ports due to the TCRC-related labor uncertainty and work stoppage.
- Revenue per RTM: decreased mainly due to lower applicable fuel surcharge rates, lower container storage fees and lower trucking services and an increase in the average length of haul; partly offset by freight rate increases and the positive translation impact of a weaker Canadian dollar.

RTMs increased more than Carloads in 2024 when compared to 2023, mainly due to higher long-haul shipments of imports through Western Canadian ports.

Percentage of commodity group revenues	2024	2023
International	64 %	60 %
Domestic	36 %	40 %

Automotive

Year ended December 31,	2024	2023	% Change	% Change at constant currency
Revenues (millions)	$ 894	$ 945	(5%)	(6%)
RTMs (millions)	3,119	3,136	(1%)	(1%)
Revenue/RTM (cents)	28.66	30.13	(5%)	(6%)
Carloads (thousands)	208	232	(10%)	(10%)
Revenue/carload ($)	4,298	4,073	6%	5%

The automotive commodity group moves both domestic finished vehicles and parts throughout North America, providing service to certain vehicle assembly plants in Ontario, Michigan and Mississippi. The Company also serves vehicle distribution facilities in Canada and the U.S., as well as parts production facilities in Michigan and Ontario. The Company serves shippers of finished vehicle imports via the ports of Halifax and Vancouver, and through interchange with other railroads for vehicles produced outside CN's directly served network, including in Mexico. CN's broad network of auto compounds is used to facilitate distribution of vehicles throughout Canada and the U.S. Midwest. The primary drivers for this market are automotive sales in North America, which are driven by population growth, age of vehicles and household spending.

Revenues for this commodity group decreased by $51 million, or 5% for the year ended December 31, 2024, when compared to 2023, mainly due to lower volumes and lower revenue per RTM:
- Volumes: decreased mainly due to lower shipments of domestic finished vehicles due to plant closures, partly offset by higher shipments of imported finished vehicles. The decrease in volumes was also partly due to higher shipments of finished vehicles in 2023 as a result of automotive dealership restocking.
- Revenue per RTM: decreased mainly due to a significant increase in the average length of haul and lower applicable fuel surcharge rates; partly offset by freight rate increases and the positive translation impact of a weaker Canadian dollar.

Carloads decreased more than RTMs in 2024 when compared to 2023, mainly due to reduced short-haul domestic car shipments.

Percentage of commodity group revenues	**2024**	2023
Finished vehicles	**93 %**	93 %
Auto parts	**7 %**	7 %

Other revenues

Year ended December 31,	**2024**	2023	% Change	% Change at constant currency
Revenues *(millions)*	$ **651**	$ 592	10%	9%

Other revenues are derived from non-rail logistics services that support the Company's rail business including vessels and docks, transloading and distribution, automotive logistics, and freight forwarding and transportation management.

Other revenues increased by $59 million, or 10% for the year ended December 31, 2024, when compared to 2023, mainly due to higher vessel revenues from the iron ore supply chain.

Percentage of other revenues	**2024**	2023
Vessels and docks	**56 %**	55 %
Other non-rail services	**36 %**	37 %
Other revenues	**8 %**	8 %

Operating expenses

Operating expenses for the year ended December 31, 2024, amounted to $10,799 million compared to $10,231 million in 2023. The increase of $568 million, or 6%, was mainly due to higher labor and fringe benefits expense, the negative translation impact of a weaker Canadian dollar, the recognition of a loss on assets held for sale and higher costs driven by earlier winter operating conditions in the Western region in the fourth quarter of 2024; partly offset by lower fuel expense.

In millions *Year ended December 31,*	**2024**	2023	% Change	% Change at constant currency [1]
Labor and fringe benefits	$ **3,422**	$ 3,150	(9%)	(8%)
Purchased services and material	**2,313**	2,254	(3%)	(2%)
Fuel	**2,060**	2,097	2%	3%
Depreciation and amortization	**1,892**	1,817	(4%)	(3%)
Equipment rents	**392**	359	(9%)	(8%)
Other	**642**	554	(16%)	(14%)
Loss on assets held for sale	**78**	—	—%	—%
Total operating expenses	$ **10,799**	$ 10,231	(6%)	(5%)

(1) This non-GAAP measure does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. See the section of this MD&A entitled *Non-GAAP measures − Constant currency* for an explanation of this non-GAAP measure.

Operating Expenses Mix

% of 2024 Total operating expenses


Loss on assets held for sale 1%
Other 6%
Equipment rents 4%
Depreciation and amortization 17%
Fuel 19%
Purchased services and material 21%
Labor and fringe benefits 32%

Operating Expenses Mix

% of 2023 Total operating expenses


Other 5%
Equipment rents 4%
Depreciation and amortization 18%
Fuel 20%
Purchased services and material 22%
Labor and fringe benefits 31%

Labor and fringe benefits

Labor and fringe benefits expense includes wages, payroll taxes and employee benefits such as incentive compensation, including stock-based compensation, health and welfare, current service cost for pensions and postretirement benefits. Certain incentive compensation plans are based mainly on financial performance targets and the related expense is recorded in relation to the attainment of such targets.

Labor and fringe benefits expense increased by $272 million, or 9%, in 2024 when compared to 2023. The increase was mainly due to general wage increases, higher average headcount, higher pension expense, the negative translation impact of a weaker Canadian dollar, additional paid leave days mandated by the Government of Canada and earlier winter operating conditions in the Western region in the fourth quarter of 2024, which negatively impacted labor productivity.

Purchased services and material

Purchased services and material expense includes the cost of services purchased from outside contractors; materials used in the maintenance of the Company's track, facilities and equipment; transportation and lodging for train crew employees; utility costs; and the net costs of operating facilities jointly used by the Company and other railroads.

Purchased services and material expense increased by $59 million, or 3%, in 2024 when compared to 2023. The increase was mainly due to higher material cost, higher incident costs, and the negative translation impact of a weaker Canadian dollar, partly offset by lower contracted services.

Fuel

Fuel expense includes fuel consumed by assets, including locomotives, vessels, vehicles and other equipment as well as federal, provincial and state fuel taxes.

Fuel expense decreased by $37 million, or 2%, in 2024 when compared to 2023. The decrease was mainly due to lower fuel prices; partly offset by higher intercarrier fuel costs, the negative translation impact of a weaker Canadian dollar, and higher volumes.

Depreciation and amortization

Depreciation and amortization expense includes the costs associated with the use of properties and intangible assets over their estimated service lives. Depreciation expense is affected by capital additions, railroad property retirements from disposal, sale and/or abandonment and other adjustments including asset impairments.

Depreciation and amortization expense increased by $75 million, or 4%, in 2024 when compared to 2023. The increase was mainly due to a higher depreciable asset base and the negative translation impact of a weaker Canadian dollar.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Equipment rents

Equipment rents expense includes rental expense for the use of freight cars owned by other railroads (car hire) or private companies and for the lease of freight cars, locomotives and intermodal equipment, net of rental income from other railroads for the use of the Company's freight cars (car hire) and locomotives.

Equipment rents expense increased by $33 million, or 9%, in 2024 when compared to 2023. The increase was mainly due to higher locomotive horse-power expense, higher car hire expense primarily driven by higher international intermodal volumes, and the negative translation impact of a weaker Canadian dollar.

Other

Other expense includes operating taxes; software, support and cloud computing costs; insurance; environmental; freight and property damage; personal injury claims; travel expenses; advisory fees related to shareholder matters; bad debt; as well as other general expenses.

Other expense increased by $88 million, or 16%, in 2024 when compared to 2023. The increase was mainly due to higher software and support costs, higher legal provisions, higher insurance premiums, and the negative translation impact of a weaker Canadian dollar; partly offset by lower personal injury claim provisions.

Loss on assets held for sale

Loss on assets held for sale of $78 million was recorded in the second quarter of 2024, resulting from the Company entering into an agreement to transfer the ownership and related risks and obligations of the Quebec Bridge located in Quebec, Canada to the Government of Canada for a nominal amount. See the section of this MD&A entitled *2024 Highlights - Assets held for sale* for additional information.

Other income and expenses

Interest expense

In 2024, Interest expense was $891 million compared to $722 million in 2023. The increase was mainly due to the higher average level of debt, higher average interest rates and the negative translation impact of a weaker Canadian dollar.

Other components of net periodic benefit income

In 2024, Other components of net periodic benefit income was $454 million compared to $479 million in 2023. The decrease was mainly due to higher amortization of net actuarial loss, partly offset by lower interest cost. These effects primarily resulted from changes to discount rates and higher actual returns compared to expected returns as determined at December 31, 2023.

Other income (loss)

In 2024, Other income was $42 million compared to $134 million in 2023. The decrease of $92 million was mainly due to a gain on disposal of property within the Bala Subdivision located in Markham and Richmond Hill, Ontario, Canada of $129 million in 2023.

Income tax expense

In 2024, the Company recorded an income tax expense of $1,404 million compared to an income tax expense of $863 million in 2023.

The effective tax rate for 2024 was 24.0% compared to 13.3% in 2023 and the adjusted effective tax rate for 2023 was 24.5%. [1]

In the fourth quarter of 2023, the Company received a ruling from taxation authorities in a non-U.S. foreign jurisdiction in connection with prior taxation years. As a result, the Company recorded a net deferred income tax recovery of $682 million, of which $713 million related to prior years.

During the second quarter of 2024, the Government of Canada enacted the global minimum corporate tax under the Pillar Two guidelines, as established by the Organization for Economic Co-operation and Development (OECD) in 2023. This enactment had no impact on the Company's effective tax rate and income tax payments.

(1) Adjusted effective tax rate is a non-GAAP measure, defined as Income tax expense, net of tax adjustments as presented in Adjusted performance measures as a percentage of Income before taxes, net of pre-tax adjustments as presented in Adjusted performance measures. This measure does not have any standard meaning prescribed by GAAP and therefore, may not be comparable to a similar measure presented by other companies.

MANAGEMENT'S DISCUSSION AND ANALYSIS

On January 15, 2025, the OECD issued new administrative guidance related to its 2023 global minimum corporate tax Pillar Two measures affecting various items including the treatment of deferred income tax assets. This new guidance is effective in 2025 and is expected to be enacted in a number of OECD member countries, which include the main jurisdictions in which CN operates (other than the U.S.). The Company currently does not expect this new guidance to impact its effective tax rate and income tax payments and will continue to monitor developments.

For 2025, the Company anticipates the estimated annual effective tax rate to be in the range of 24.0% to 25.0%.

2023 Results of operations

Revenues for the year ended December 31, 2023 were $16,828 million compared to $17,107 million in 2022. The decrease of $279 million, or 2%, was mainly due to lower shipments of intermodal, crude oil, U.S. grain and forest products as well as lower container storage fees and lower fuel surcharge revenues as a result of lower fuel prices; partly offset by freight rate increases, higher Canadian grain export shipments and higher shipments of potash and the positive translation impact of a weaker Canadian dollar.

Operating expenses for the year ended December 31, 2023 were $10,231 million compared to $10,267 million in 2022. Operating expenses remained flat mainly due to lower fuel prices; offset by the negative translation impact of a weaker Canadian dollar and higher labor and fringe benefits expense mainly driven by general wage increases and higher average headcount.

Operating income for the year ended December 31, 2023 decreased by $243 million, or 4%, to $6,597 million, when compared to the same period in 2022. The operating ratio was 60.8% in 2023, compared to 60.0% in 2022, a 0.8 point increase.

Net income for the year ended December 31, 2023 was $5,625 million, an increase of $507 million, or 10%, when compared to 2022, and diluted earnings per share increased by 15% to $8.53. The increase was mainly due to a net deferred income tax recovery of $713 million resulting from tax filings consistent with a ruling that the Company received in a non-U.S. foreign jurisdiction in connection with prior taxation years; partly offset by lower revenues.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Constant currency

Financial results at constant currency allow results to be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. Measures at constant currency are considered non-GAAP measures and do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. Financial results at constant currency are obtained by translating the current period results denominated in US dollars at the weighted average foreign exchange rates used to translate transactions denominated in US dollars of the comparable period of the prior year.

The average foreign exchange rates were $1.350 and $1.301 per US$1.00, for the years ended December 31, 2023 and 2022, respectively. On a constant currency basis, the Company's Net income for the year ended December 31, 2023 would have been lower by $96 million ($0.15 per diluted share).

The following table provides a reconciliation of the impact of constant currency and related percentage change at constant currency on the financial results, as reported for the year ended December 31, 2023:

In millions, except per share data	Year ended December 31,	2023	Constant currency impact	2022	% Change at constant currency Fav (Unfav)
Revenues					
Petroleum and chemicals		$ 3,195	$ (71)	$ 3,229	(3%)
Metals and minerals		2,048	(59)	1,911	4%
Forest products		1,943	(55)	2,006	(6%)
Coal		1,017	(14)	937	7%
Grain and fertilizers		3,265	(57)	2,783	15%
Intermodal		3,823	(45)	4,906	(23%)
Automotive		945	(25)	797	15%
Total freight revenues		16,236	(326)	16,569	(4%)
Other revenues		592	(12)	538	8%
Total revenues		16,828	(338)	17,107	(4%)
Operating expenses					
Labor and fringe benefits		3,150	(41)	2,935	(6%)
Purchased services and material		2,254	(29)	2,191	(2%)
Fuel		2,097	(69)	2,518	19%
Depreciation and amortization		1,817	(25)	1,729	(4%)
Equipment rents		359	(10)	338	(3%)
Other		554	(13)	556	3%
Total operating expenses		10,231	(187)	10,267	2%
Operating income		6,597	(151)	6,840	(6%)
Interest expense		(722)	23	(548)	(28%)
Other components of net periodic benefit income		479	—	498	(4%)
Other income (loss)		134	—	(27)	596%
Income before income taxes		6,488	(128)	6,763	(6%)
Income tax expense		(863)	32	(1,645)	49%
Net income		$ 5,625	$ (96)	$ 5,118	8%
Diluted earnings per share		$ 8.53	$ (0.15)	$ 7.44	13%

MANAGEMENT'S DISCUSSION AND ANALYSIS

Revenues

In millions, unless otherwise indicated	Year ended December 31,	2023	2022	% Change	% Change at constant currency [1]
Freight revenues	$	16,236	$ 16,569	(2%)	(4%)
Other revenues		592	538	10%	8%
Total revenues	$	16,828	$ 17,107	(2%)	(4%)
Freight revenues					
Petroleum and chemicals	$	3,195	$ 3,229	(1%)	(3%)
Metals and minerals		2,048	1,911	7%	4%
Forest products		1,943	2,006	(3%)	(6%)
Coal		1,017	937	9%	7%
Grain and fertilizers		3,265	2,783	17%	15%
Intermodal		3,823	4,906	(22%)	(23%)
Automotive		945	797	19%	15%
Total freight revenues	$	16,236	$ 16,569	(2%)	(4%)
Revenue ton miles (RTMs) (millions)		232,614	235,788	(1%)	(1%)
Freight revenue/RTM (cents)		6.98	7.03	(1%)	(3%)
Carloads (thousands)		5,436	5,697	(5%)	(5%)
Freight revenue/carload ($)		2,987	2,908	3%	1%

(1) This non-GAAP measure does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. See the section of this MD&A entitled *2023 Results of operations − Constant currency* for an explanation of this non-GAAP measure.

Revenues for the year ended December 31, 2023 totaled $16,828 million compared to $17,107 million in 2022. The decrease of $279 million, or 2%, was mainly due to:

- lower RTMs of 1% mainly due to lower shipments of intermodal, crude oil, U.S. grain and forest products; partly offset by higher Canadian grain export shipments and higher shipments of potash.
- lower Freight revenue per RTM of 1% due to lower container storage fees and lower fuel surcharge revenues as a result of lower fuel prices; partly offset by freight rate increases, a decrease in the average length of haul and the positive translation impact of a weaker Canadian dollar.

Fuel surcharge revenues decreased by $368 million in 2023 when compared to 2022, mainly due to lower fuel prices and lower volumes; partly offset by the positive translation impact of a weaker Canadian dollar.

Petroleum and chemicals

	Year ended December 31,	2023	2022	% Change	% Change at constant currency
Revenues (millions)	$	3,195	$ 3,229	(1%)	(3%)
RTMs (millions)		43,846	46,273	(5%)	(5%)
Revenue/RTM (cents)		7.29	6.98	4%	2%
Carloads (thousands)		634	636	—%	—%
Revenue/carload ($)		5,039	5,077	(1%)	(3%)

For the year ended December 31, 2023, revenues for this commodity group decreased by $34 million, or 1%, when compared to 2022, mainly due to:

- lower RTMs of 5%, mainly due to lower shipments of crude oil due to unfavorable crude oil price spreads;
- partly offset by higher Revenue per RTM of 4%, mainly due to a decrease in the average length of haul, freight rate increases and the positive translation impact of a weaker Canadian dollar; partly offset by lower fuel surcharge revenues.

RTMs decreased more than Carloads in 2023 when compared to 2022, mainly due to lower shipments of crude oil, which has a longer length of haul.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Metals and minerals

Year ended December 31,	2023	2022	% Change	% Change at constant currency
Revenues *(millions)*	$ 2,048	$ 1,911	7%	4%
RTMs *(millions)*	28,444	27,606	3%	3%
Revenue/RTM *(cents)*	7.20	6.92	4%	1%
Carloads *(thousands)*	1,002	956	5%	5%
Revenue/carload *($)*	2,044	1,999	2%	(1%)

For the year ended December 31, 2023, revenues for this commodity group increased by $137 million, or 7%, when compared to 2022, mainly due to:

- higher Revenue per RTM of 4% mainly due to freight rate increases and the positive translation impact of a weaker Canadian dollar; partly offset by lower fuel surcharge revenues; and
- higher RTMs of 3% mainly due to higher shipments of frac sand and metals; partly offset by lower exports of iron ore.

Forest products

Year ended December 31,	2023	2022	% Change	% Change at constant currency
Revenues *(millions)*	$ 1,943	$ 2,006	(3%)	(6%)
RTMs *(millions)*	23,141	25,020	(8%)	(8%)
Revenue/RTM *(cents)*	8.40	8.02	5%	2%
Carloads *(thousands)*	309	330	(6%)	(6%)
Revenue/carload *($)*	6,288	6,079	3%	1%

For the year ended December 31, 2023, revenues for this commodity group decreased by $63 million, or 3%, when compared to 2022, mainly due to:

- lower RTMs of 8% mainly due to weaker demand for forest products, primarily lumber and panels, and the negative impact of Canadian wildfires on customer supply chains;
- partly offset by higher Revenue per RTMs of 5% mainly due to freight rate increases and the positive translation impact of a weaker Canadian dollar; partly offset by lower fuel surcharge revenues.

Coal

Year ended December 31,	2023	2022	% Change	% Change at constant currency
Revenues *(millions)*	$ 1,017	$ 937	9%	7%
RTMs *(millions)*	22,682	22,679	—%	—%
Revenue/RTM *(cents)*	4.48	4.13	8%	7%
Carloads *(thousands)*	511	503	2%	2%
Revenue/carload *($)*	1,990	1,863	7%	5%

For the year ended December 31, 2023, revenues for this commodity group increased by $80 million, or 9%, when compared to 2022, mainly due to:

- higher Revenue per RTM of 8% mainly due to freight rate increases and the positive translation impact of a weaker Canadian dollar; partly offset by lower fuel surcharge revenues.
- RTMs remained flat mainly due to higher shipments of Canadian coal and U.S. petroleum coke; offset by lower shipments of U.S. coal exports.

RTMs remained flat while Carloads increased in 2023 when compared to 2022, mainly due to higher Canadian coal export shipments, which have a longer length of haul; partly offset by lower U.S. coal export shipments which have a longer length of haul.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Grain and fertilizers

Year ended December 31,	2023		2022		% Change	% Change at constant currency
Revenues *(millions)*	$	3,265	$	2,783	17%	15%
RTMs *(millions)*		63,479		55,359	15%	15%
Revenue/RTM *(cents)*		5.14		5.03	2%	—%
Carloads *(thousands)*		670		614	9%	9%
Revenue/carload *($)*		4,873		4,533	8%	6%

For the year ended December 31, 2023, revenues for this commodity group increased by $482 million, or 17%, when compared to 2022, mainly due to:

- higher RTMs of 15% mainly due to higher Canadian grain export shipments primarily as a result of a larger 2022/2023 crop versus the prior year and higher shipments of potash due to a major outage at a competitor's export terminal and stronger domestic demand, partly offset by reduced U.S. grain shipments as a result of increased global grain supply; and
- higher Revenue per RTM of 2% mainly due to freight rate increases and the positive translation impact of a weaker Canadian dollar; partly offset by an increase in the average length of haul and lower fuel surcharge revenues.

RTMs increased more than Carloads in 2023 when compared to 2022, mainly due to higher Canadian grain export shipments, which has a longer length of haul.

Intermodal

Year ended December 31,	2023		2022		% Change	% Change at constant currency
Revenues *(millions)*	$	3,823	$	4,906	(22%)	(23%)
RTMs *(millions)*		47,886		56,029	(15%)	(15%)
Revenue/RTM *(cents)*		7.98		8.76	(9%)	(10%)
Carloads *(thousands)*		2,078		2,450	(15%)	(15%)
Revenue/carload *($)*		1,840		2,002	(8%)	(9%)

For the year ended December 31, 2023, revenues for this commodity group decreased by $1,083 million, or 22%, when compared to 2022, mainly due to:

- lower RTMs of 15% mainly due to decreased shipments in the international and domestic segments driven by weaker demand for consumer goods and the lingering negative impact of the Canadian West Coast dock workers strike; and
- lower Revenue per RTM of 9% mainly due to lower container storage fees compared to significantly higher container storage fees in 2022 resulting from customer supply chain challenges, reduced trucking services and lower fuel surcharge revenues; partly offset by a decrease in the average length of haul, freight rate increases and the positive translation impact of a weaker Canadian dollar.

Automotive

Year ended December 31,	2023		2022		% Change	% Change at constant currency
Revenues *(millions)*	$	945	$	797	19%	15%
RTMs *(millions)*		3,136		2,822	11%	11%
Revenue/RTM *(cents)*		30.13		28.24	7%	4%
Carloads *(thousands)*		232		208	12%	12%
Revenue/carload *($)*		4,073		3,832	6%	3%

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the year ended December 31, 2023, revenues for this commodity group increased by $148 million, or 19%, when compared to 2022, mainly due to:

- higher RTMs of 11% mainly due to higher shipments of finished vehicles as a result of automotive dealership restocking; and
- higher Revenue per RTM of 7% mainly due to freight rate increases and the positive translation impact of a weaker Canadian dollar; partly offset by lower fuel surcharge revenues and an increase in the average length of haul.

Other revenues

Year ended December 31,	2023	2022	% Change	% Change at constant currency
Revenues (millions)	$ 592	$ 538	10%	8%

For the year ended December 31, 2023, Other revenues increased by $54 million, or 10%, when compared to 2022, mainly due to higher vessel and dock revenues from the iron ore supply chain, increased automotive logistics revenues and the positive impact of a weaker Canadian dollar; partly offset by lower freight forwarding revenues.

Operating expenses

Operating expenses for the year ended December 31, 2023, amounted to $10,231 million compared to $10,267 million in 2022. Operating expenses remained flat mainly due to lower fuel prices; offset by the negative translation impact of a weaker Canadian dollar and higher labor and fringe benefits expense mainly driven by general wage increases and higher average headcount.

In millions Year ended December 31,	2023	2022	% Change	% Change at constant currency [1]
Labor and fringe benefits	$ 3,150	$ 2,935	(7%)	(6%)
Purchased services and material	2,254	2,191	(3%)	(2%)
Fuel	2,097	2,518	17%	19%
Depreciation and amortization	1,817	1,729	(5%)	(4%)
Equipment rents	359	338	(6%)	(3%)
Other	554	556	—%	3%
Total operating expenses	$ 10,231	$ 10,267	—%	2%

(1) This non-GAAP measure does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. See the section of this MD&A entitled *2023 Results of operations – Constant currency* for an explanation of this non-GAAP measure.

Labor and fringe benefits

Labor and fringe benefits expense increased by $215 million, or 7%, in 2023 when compared to 2022. The increase was mainly due to higher general wage increases, higher average headcount and the negative translation impact of a weaker Canadian dollar; partly offset by lower pension expense, lower incentive compensation and the incremental wage accrual in 2022 for the agreements with the U.S unions.

Purchased services and material

Purchased services and material expense increased by $63 million, or 3%, in 2023 when compared to 2022. The increase was mainly due to higher contracted services, higher material costs and the negative translation impact of a weaker Canadian dollar; partly offset by lower freight forwarding expense.

Fuel

Fuel expense decreased by $421 million, or 17%, in 2023 when compared to 2022. The decrease was mainly due to lower fuel prices, lower volumes and the negative translation impact of a weaker Canadian dollar.

Depreciation and amortization

Depreciation and amortization expense increased by $88 million, or 5%, in 2023 when compared to 2022. The increase was mainly due to a higher depreciable asset base and the negative translation impact of a weaker Canadian dollar.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Equipment rents

Equipment rents expense increased by $21 million, or 6%, in 2023 when compared to 2022. The increase was mainly due to higher rail car lease costs and the negative translation impact of a weaker Canadian dollar.

Other

Other expense remained flat in 2023 when compared to 2022 mainly due to lower incident costs and advisory fees related to shareholder matters of $22 million in 2022; offset by higher personal injury claim provisions, higher software and support costs and the negative translation impact of a weaker Canadian dollar.

Other income and expenses

Interest expense

In 2023, Interest expense was $722 million compared to $548 million in 2022. The increase was mainly due to the higher average level of debt, higher average interest rates and the negative translation impact of a weaker Canadian dollar.

Other components of net periodic benefit income

In 2023, Other components of net periodic benefit income was $479 million compared to $498 million in 2022. The decrease was mainly due to higher interest cost; partly offset by lower amortization of net actuarial loss and higher expected return on assets. These effects primarily resulted from changes to discount rates, lower actual returns compared to expected returns, as well as an increase to the Company's expected long-term rate of return assumption in 2023.

Other income (loss)

In 2023, Other income was $134 million compared to Other loss of $27 million in 2022. The favorable variance of $161 million was mainly due to a gain on disposal of property within the Bala Subdivision located in Markham and Richmond Hill, Ontario, Canada of $129 million.

Income tax expense

In 2023, the Company recorded an income tax expense of $863 million compared to an income tax expense of $1,645 million in 2022.

In the fourth quarter of 2023, the Company received a ruling from taxation authorities in a non-U.S. foreign jurisdiction in connection with prior taxation years. Consistent with the ruling, and effective as of January 1, 2021, the Company has foregone favorable tax deductions of a permanent nature on certain income generated from intercompany arrangements. This resulted in the Company generating tax-deductible goodwill approximating the value of the foregone tax deductions, which is available to be amortized over a period of up to ten years.

As a result, the Company recorded a net deferred income tax recovery of $682 million, comprised of a $767 million deferred income tax recovery related to the tax-deductible goodwill initially generated as of January 1, 2021, partly offset by a $85 million income tax expense related to the foregone tax deduction ($31 million for 2023 and $54 million for prior years) which was initially recorded in current taxes and was then reclassified to deferred taxes following the amortization of the tax-deductible goodwill for those years. As a result, the remaining deferred income tax asset as at December 31, 2023 was $682 million, representing the tax impact of unamortized tax-deductible goodwill of $5.8 billion.

The effective tax rate for 2023 was 13.3% compared to 24.3% in 2022 and the adjusted effective tax rate for 2023 was 24.5%. [1]

In addition, the Organization for Economic Co-operation and Development (OECD) finalized its Pillar Two guidelines on some key components of global tax reform which include a global minimum corporate tax rate of 15% and the application of a top-up tax. These guidelines are effective in 2024 and have been or are expected to be enacted in a number of OECD member countries, which include the foreign jurisdictions in which CN operates (other than the U.S.).

As a result of the foregone tax deductions and the Pillar Two guidelines, the Company's effective tax rate for 2024 and thereafter will increase by approximately 0.5%. The Company's net income tax payments for taxation years 2021 to 2024 were not affected and are not expected to be affected for 2025 and the next five years thereafter as a result of the tax-deductible goodwill available to be amortized in those years.

(1)   Adjusted effective tax rate is a non-GAAP measure, defined as Income tax expense, net of tax adjustments as presented in Adjusted performance measures as a percentage of Income before taxes, net of pre-tax adjustments as presented in Adjusted performance measures. This measure does not have any standard meaning prescribed by GAAP and therefore, may not be comparable to a similar measure presented by other companies.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Summary of quarterly financial data

In millions, except per share data	2024 Quarters				2023 Quarters			
	Fourth	Third	Second	First	Fourth	Third	Second	First
Revenues	$ 4,358	$ 4,110	$ 4,329	$ 4,249	$ 4,471	$ 3,987	$ 4,057	$ 4,313
Operating income [1]	$ 1,628	$ 1,515	$ 1,558	$ 1,546	$ 1,818	$ 1,517	$ 1,600	$ 1,662
Net income [1]	$ 1,146	$ 1,085	$ 1,114	$ 1,103	$ 2,130	$ 1,108	$ 1,167	$ 1,220
Basic earnings per share	$ 1.82	$ 1.72	$ 1.75	$ 1.72	$ 3.30	$ 1.69	$ 1.76	$ 1.83
Diluted earnings per share [1]	$ 1.82	$ 1.72	$ 1.75	$ 1.72	$ 3.29	$ 1.69	$ 1.76	$ 1.82
Dividends per share	$ 0.8450	$ 0.8450	$ 0.8450	$ 0.8450	$ 0.7900	$ 0.7900	$ 0.7900	$ 0.7900

(1) Certain quarters include items that management believes do not necessarily arise as part of CN's normal day-to-day operations and can distort the analysis of trends in business performance. See the section of this MD&A entitled *Non-GAAP measures − Adjusted performance measures* for additional information on these items.

Revenues generated by the Company during the year are influenced by seasonal weather conditions, general economic conditions, cyclical demand for rail transportation and competitive forces in the transportation marketplace (see the section entitled *Business risks* of this MD&A for additional information). Operating expenses reflect the impact of freight volumes, seasonal weather conditions, labor costs, fuel prices, and the Company's productivity initiatives. Fluctuations in the Canadian dollar relative to the US dollar have also affected the conversion of the Company's US dollar-denominated revenues and expenses and resulted in fluctuations in Net income in the rolling eight quarters presented above.

2024 Fourth quarter operating results

Revenues for the fourth quarter ended December 31, 2024 were $4,358 million compared to $4,471 million in 2023, a decrease of $113 million, or 3%. The decrease was mainly due to lower volumes while freight revenue per RTM remained flat:
  - Volumes: decreased mainly due to reduced potash exports as volumes diverted to CN in 2023 returned to their normal routing following completion of a terminal repair as well as lower shipments of iron ore and crude oil; partly offset by higher shipments of grain and refined petroleum products. Volumes were also negatively impacted by diversions to other ports due to port related labor disruptions.
  - Freight revenue per RTM: remained flat mainly due to freight rate increases and the positive translation impact of a weaker Canadian dollar; offset by lower applicable fuel surcharge rates.

Fuel surcharge revenues decreased by $192 million in the fourth quarter of 2024 when compared to 2023, mainly due to lower applicable fuel surcharge rates.

Operating expenses for the fourth quarter of 2024 increased by $77 million, or 3%, to $2,730 million, when compared to the same period in 2023. The increase was mainly due to the negative translation impact of a weaker Canadian dollar, higher purchased services and materials expense, higher labor and fringe benefits expense and higher costs driven by earlier winter operating conditions in the Western region in the fourth quarter of 2024; partly offset by lower fuel expense.

Operating income for the fourth quarter of 2024 decreased by $190 million, or 10%, to $1,628 million, when compared to the same period in 2023. The operating ratio was 62.6% in the fourth quarter of 2024 compared to 59.3% in the fourth quarter of 2023, a 3.3 point increase.

Net income for the fourth quarter of 2024 was $1,146 million, a decrease of $984 million, or 46%, when compared to the same period in 2023, and diluted earnings per share decreased by 45% to $1.82. The decrease was mainly due to a net deferred income tax recovery of $713 million recorded in the fourth quarter of 2023 resulting from tax filings consistent with a ruling that the Company received in a non-U.S. foreign jurisdiction in connection with prior taxation years and a gain on disposal of property within the Bala Subdivision located in Markham and Richmond Hill, Ontario, Canada of $129 million recorded in the fourth quarter of 2023.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Financial position

The following tables provide an analysis of the Company's balance sheet as at December 31, 2024 as compared to 2023. Assets and liabilities denominated in US dollars have been translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date. As at December 31, 2024 and 2023, the foreign exchange rates were $1.4384 and $1.3243 per US$1.00, respectively.

In millions As at December 31,	2024	2023	Variance	Explanation of variance
Total assets	$ **57,067**	$ 52,666	$ 4,401	
Cash and cash equivalents and restricted cash and cash equivalents	**401**	924	(523)	Refer to the Consolidated Statements of Cash Flows of the Company's 2024 Annual Consolidated Financial Statements.
Other current assets, excluding cash and cash equivalents and restricted cash and cash equivalents	**2,218**	2,165	53	Increase primarily due to higher income taxes receivable and derivative instruments, partly offset by lower accounts receivable.
Properties	**47,960**	44,617	3,343	See the section of this MD&A entitled *Liquidity and capital resources - Investing activities*, increase primarily due to gross property additions of $3,549 million and the effect of foreign exchange, partly offset by depreciation of $1,885 million.
Operating lease right-of-use-assets	**485**	424	61	Increase mainly due to the recognition of operating lease right-of-use assets of $234 million, of which $124 million related to the retained requisite rights to occupy and operate a portion of the Quebec Bridge, partly offset by amortization.
Pension asset	**4,541**	3,140	1,401	Increase primarily due to actual returns of $1,823 million and actuarial gains of $309 million mainly due to changes in demographic assumptions including mortality, partly offset by interest cost of $643 million and current service cost of $90 million.
Deferred income tax assets	**689**	682	7	Increase due to a foreign exchange gain of $56 million recorded in Other comprehensive income, mostly offset by a deferred income tax expense of $49 million recorded in Net income related to the amortization of tax-deductible goodwill.
Intangible assets, goodwill and other	**773**	714	59	Increase primarily due to higher deferred costs related to cloud computing arrangements and the effect of foreign exchange.
Total liabilities and shareholders' equity	$ **57,067**	$ 52,666	$ 4,401	
Accounts payable and other excluding current portion of operating lease liabilities	**2,676**	2,578	98	Increase mainly due to timing of payments related to trade payables, as well as payroll related accruals.
Deferred income tax liabilities	**10,874**	10,066	808	Increase primarily due to the effect of foreign exchange of $361 million and a deferred income tax expense of $134 million recorded in Other comprehensive income, and a deferred income tax expense of $203 million recorded in Net income. The deferred income tax expenses were mostly attributable to new temporary differences generated during the year.
Other liabilities and deferred credits	**612**	522	90	Increase primarily due to higher contract liabilities, partly offset by lower provisions for personal injury and other claims.
Pension and other postretirement benefits	**483**	495	(12)	Decrease primarily due to employer contributions of $25 million, actuarial gains of $12 million and actual returns of $11 million, partly offset by interest cost of $33 million.
Total long-term debt, including the current portion	**20,894**	18,473	2,421	See the section of this MD&A entitled *Liquidity and capital resources - Financing activities,* increase primarily due to the issuance of Notes and the effect of foreign exchange, partly offset by the net repayment of commercial paper.
Operating lease liabilities including the current portion	**477**	415	62	Increase mainly due to the recognition of lease liabilities of $234 million, of which $124 million related to the retained requisite rights to occupy and operate a portion of the Quebec Bridge, partly offset by lease payments.
Total shareholders' equity	**21,051**	20,117	934	Refer to the Consolidated Statements of Changes in Shareholders' Equity of the Company's 2024 Annual Consolidated Financial Statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Liquidity and capital resources

The Company's principal source of liquidity is cash generated from operations, which is supplemented by borrowings in the money markets and capital markets. To meet its short-term liquidity needs, the Company has access to various financing sources, including unsecured revolving credit facilities, commercial paper programs, and an accounts receivable securitization program. In addition to these sources, the Company can use equipment loans or issue debt securities to meet its longer-term liquidity needs. The strong focus on cash generation from all sources gives the Company increased flexibility in terms of meeting its financing requirements.

The Company's primary short-term and long-term cash requirements are discussed below:

- *Short-term cash requirements:* includes working capital requirements, such as labor and fringe benefits, fuel, income tax instalments, pension contributions, and contractual obligations; interest and principal payments on current debt financing; dividends; and share repurchases.
- *Long-term cash requirements:* includes capital expenditures relating to track infrastructure and other, interest and principal repayments of long-term debt financing, operating and finance lease obligations; business acquisitions and long-term contractual obligations.

The Company sets priorities on its uses of available funds based on short-term operational requirements, expenditures to continue to operate a safe railway and pursue strategic initiatives, while also considering its long-term contractual obligations and returning value to its shareholders; and as part of its financing strategy, the Company regularly reviews its capital structure, cost of capital, and the need for additional debt financing. For a summary of short-term and long-term contractual obligations, including material cash requirements related to such obligations, refer to the table within this section entitled *Contractual obligations*.

The Company has a working capital deficit, which is common in the capital-intensive rail industry, and is not an indication of a lack of liquidity. The Company maintains adequate resources to meet daily cash requirements, and has sufficient financial capacity to manage its day-to-day cash requirements and current obligations. As at December 31, 2024 and 2023, the Company had Cash and cash equivalents of $389 million and $475 million, respectively; Restricted cash and cash equivalents of $12 million and $449 million, respectively; and a working capital deficit of $1,357 million and $1,946 million, respectively. [1] The decrease in the working capital deficit was mainly due to lower commercial paper. The cash and cash equivalents pledged as collateral for a minimum term of one month pursuant to the Company's bilateral letter of credit facilities are recorded as Restricted cash and cash equivalents. There are currently no specific requirements relating to working capital other than in the normal course of business as discussed herein.

The Company's U.S. and other foreign subsidiaries maintain sufficient cash to meet their respective operational requirements. If the Company should require more liquidity in Canada than is generated by its domestic operations, the Company could decide to repatriate funds associated with undistributed earnings of its foreign operations, including its U.S. and other foreign subsidiaries. The impact on liquidity resulting from the repatriation of funds held outside Canada would not be significant as such repatriation of funds would not cause significant tax implications to the Company under the tax laws of Canada and the U.S. and other foreign tax jurisdictions, and the tax treaties currently in effect between them.

The Company expects cash from operations and its various sources of financing to be sufficient to meet its ongoing obligations. The Company is not aware of any trends or expected fluctuations in its liquidity that would impact its ongoing operations or financial condition as of the date of this MD&A.

(1)   The Company defines working capital as current assets of $2,619 million (2023 - $3,089 million) less current liabilities of $3,976 million (2023 - $5,035 million).

Available financing sources

Shelf prospectus and registration statement
On April 2, 2024, the Company filed a shelf prospectus with Canadian securities regulators and a registration statement with the SEC, pursuant to which CN may issue debt securities in the Canadian and U.S. capital markets over a 25-month period following the filing date. This shelf prospectus and registration statement replaces CN's previous shelf prospectus and registration statement that was set to expire on June 4, 2024. Access to the Canadian and U.S. capital markets under the shelf prospectus and registration statement is dependent on market conditions.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company's access to long-term funds in the capital markets depends on its credit ratings and market conditions. The Company believes that it continues to have access to the capital markets. If the Company were unable to borrow funds at acceptable rates in the capital markets, the Company could borrow under its credit facilities, draw down on its accounts receivable securitization program, access the pledged cash under its letter of credit facilities, raise cash by disposing of surplus properties or otherwise monetizing assets, reduce discretionary spending or take a combination of these measures to assure that it has adequate funding for its business.

Revolving credit facilities

The Company has unsecured revolving credit facilities with a consortium of lenders. The unsecured credit facility of $2.5 billion is available for general corporate purposes and backstopping the Company's commercial paper programs. The facility consists of two tranches of $1.25 billion and was amended on March 28, 2024 to extend the tenor of each tranche by one year to, respectively, March 31, 2027 and March 31, 2029. This revolving credit facility agreement is structured as a sustainability linked loan whereby its applicable margins are adjusted up or down based on the Company's performance under certain sustainability goals. The unsecured credit facility of $1.0 billion is available for general corporate purposes and was amended on March 28, 2024 to extend its tenor by one year to March 17, 2026. On March 28, 2024, the Company also amended both credit facilities to transition from the Canadian Dollar Offered Rate (CDOR) to the Canadian Overnight Repo Rate Average (CORRA). The credit facilities provide borrowings at various benchmark interest rates, such as the Secured Overnight Financing Rate (SOFR) and CORRA, plus applicable margins, based on CN's credit ratings.

As at December 31, 2024 and 2023, the Company had no outstanding borrowings under these revolving credit facilities.

Equipment loans

The Company has various secured non-revolving term loan credit facilities for financing or refinancing the purchase of equipment. The equipment loans made under the non-revolving credit facilities have a tenor at inception varying from 15 to 20 years and are secured by rolling stock. On March 21, 2024, the Company amended certain of its non-revolving term loan facilities to transition from CDOR to CORRA. Borrowings under the non-revolving term loan facilities are provided at SOFR or CORRA plus applicable margins.

As at December 31, 2024, the Company had outstanding borrowings of $1,449 million (2023 - $677 million) and had no further amounts available to be drawn under these facilities (2023 - $769 million).

Commercial paper

The Company has a commercial paper program in Canada and in the U.S. Both programs are backstopped by the Company's $2.5 billion revolving credit facility. The maximum aggregate principal amount of commercial paper that can be issued is $2.5 billion, or the US dollar equivalent, on a combined basis. The commercial paper programs, which are subject to market rates in effect at the time of financing, provide the Company with a flexible financing alternative, and can be used for general corporate purposes. The cost of commercial paper and access to the commercial paper market in Canada and the U.S. are dependent on credit ratings and market conditions. If the Company were to lose access to its commercial paper program for an extended period of time, the Company could rely on its revolving credit facilities to meet its short-term liquidity needs.

As at December 31, 2024 and 2023, the Company had total commercial paper borrowings of US$501 million ($721 million) and US$1,360 million ($1,801 million), respectively, presented in Current portion of long-term debt on the Consolidated Balance Sheets.

Accounts receivable securitization program

The Company has an agreement to sell an undivided co-ownership interest in a revolving pool of accounts receivable to unrelated trusts for maximum cash proceeds of $450 million. On March 20, 2024, the Company extended the term of its agreement by one year to February 2, 2026. The trusts are multi-seller trusts and the Company is not the primary beneficiary. Funding for the acquisition of these assets is customarily through the issuance of asset-backed commercial paper notes by the unrelated trusts.

The Company has retained the responsibility for servicing, administering and collecting the receivables sold. The average servicing period is approximately one month and the interest on borrowings under the accounts receivable securitization program is renewed based on commercial paper rates then in effect, or CORRA or SOFR if the commercial paper market is inaccessible. Subject to customary indemnifications, each trust's recourse is limited to the accounts receivable transferred.

The accounts receivable securitization program provides the Company with readily available short-term financing for general corporate use. In the event the program is terminated before its scheduled maturity, the Company expects to meet its future payment obligations through its various sources of financing including its revolving credit facilities and commercial paper program, and/or access to capital markets.

MANAGEMENT'S DISCUSSION AND ANALYSIS

As at December 31, 2024 and 2023, the Company had no outstanding borrowings under the accounts receivable securitization program.

Bilateral letter of credit facilities

The Company has a series of committed and uncommitted bilateral letter of credit facility agreements. On March 28, 2024, the Company extended the maturity date of its committed bilateral letter of credit facility agreements to April 28, 2027. The agreements are held with various banks to support the Company's requirements to post letters of credit in the ordinary course of business. Under these agreements, the Company has the option from time to time to pledge collateral in the form of cash or cash equivalents, for a minimum term of one month, equal to at least the face value of the letters of credit outstanding.

As at December 31, 2024, the Company had outstanding letters of credit of $329 million (2023 - $337 million) under the committed facilities from a total available amount of $366 million (2023 - $361 million) and $142 million (2023 - $152 million) under the uncommitted facilities.

As at December 31, 2024, included in Restricted cash and cash equivalents was $nil (2023 - $339 million) pledged as collateral under the committed bilateral letter of credit facilities, $nil (2023 - $100 million) pledged as collateral under the uncommitted bilateral letter of credit facilities, and $12 million (2023 - $10 million) held in escrow.

Additional information relating to the Company's financing sources is provided in *Note 15 – Debt* to the Company's 2024 Annual Consolidated Financial Statements.

Credit ratings

The Company's ability to access funding in the debt capital markets and the cost and amount of funding available depends in part on its credit ratings. Rating downgrades could limit the Company's access to the capital markets, or increase its borrowing costs.

The following table provides the Company's long-term debt and commercial paper credit ratings as of the date of this MD&A:

	Outlook	Long-term debt rating [1]	Commercial paper rating [1]
DBRS Morningstar	Stable	A	R-1 (low)
Moody's Investors Service	Stable	A2	P-1
S&P Global Ratings	Stable	A-	A-2

(1) These credit ratings are not recommendations to purchase, hold, or sell the securities referred to above. Ratings may be revised or withdrawn at any time by the credit rating agencies. Each credit rating should be evaluated independently of any other credit rating.

Cash flows

In millions Year ended December 31,	2024	2023	Variance
Net cash provided by operating activities	$ 6,699	$ 6,965	$ (266)
Net cash used in investing activities	(3,607)	(3,468)	(139)
Net cash used in financing activities	(3,620)	(3,406)	(214)
Effect of foreign exchange fluctuations on cash, cash equivalents, restricted cash, and restricted cash equivalents	5	(1)	6
Net increase (decrease) in cash, cash equivalents, restricted cash, and restricted cash equivalents	(523)	90	(613)
Cash, cash equivalents, restricted cash, and restricted cash equivalents, beginning of year	924	834	90
Cash, cash equivalents, restricted cash, and restricted cash equivalents, end of year	$ 401	$ 924	$ (523)

Free cash flow

Free cash flow is a useful measure of liquidity as it demonstrates the Company's ability to generate cash for debt obligations and for discretionary uses such as payment of dividends, share repurchases and strategic opportunities. The Company defines its free cash flow measure as the difference between net cash provided by operating activities and net cash used in investing activities, adjusted for the impact of (i) business acquisitions and combinations and (ii) merger transaction-related payments, cash receipts and cash income taxes, which are items that are not indicative of operating trends. Free cash flow does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following table provides a reconciliation of Net cash provided by operating activities in accordance with GAAP, as reported for the years ended December 31, 2024, 2023 and 2022, to the non-GAAP free cash flow presented herein:

In millions Year ended December 31,	2024		2023		2022
Net cash provided by operating activities	$	**6,699**	$	6,965	$	6,667
Net cash used in investing activities		**(3,607)**		(3,468)		(2,510)
Net cash provided before financing activities		**3,092**		3,497		4,157
Adjustments:						
Business acquisitions and combinations [(1)]		**—**		390		—
Cash income taxes for merger transaction-related payments and cash receipts [(2)]		**—**		—		102
Total adjustments	$	**—**	$	390	$	102
Free cash flow	$	**3,092**	$	3,887	$	4,259

(1)   Relates to the acquisition of the shares of Iowa Northern Railway Company for $312 million and the business combination of Cape Breton & Central Nova Scotia Railway for $78 million. See the section of this MD&A entitled *2024 Highlights - Business acquisitions and combinations* for additional information pertaining to the IANR and CBNS transactions.

(2)   Relates to income tax payments of $102 million for KCS merger transaction-related payments and cash receipts.

Operating activities

Net cash provided by operating activities decreased by $266 million in 2024 when compared to 2023, mainly due to lower operating income.

Pension contributions

The Company's contributions to its various defined benefit pension plans are made in accordance with the applicable legislation in Canada and the U.S. and such contributions follow minimum and maximum thresholds as determined by actuarial valuations. Pension contributions for the years ended December 31, 2024 and 2023 were $69 million and $51 million, respectively. Based on the results of the Company's actuarial valuations for funding purposes as at December 31, 2023, the CN Pension Plan remained fully funded and at a level such that the Company continues to be prohibited from making contributions to the CN Pension Plan for defined benefit plan benefits.

Given the solvency ratio of certain Canadian registered defined benefit pension plans is above a specified threshold as at the last filed actuarial valuation, their next actuarial valuation for funding purposes would be required as at December 31, 2026, to be performed in 2027, although the valuation may be conducted earlier at the Company's discretion for those plans. Based on the anticipated results of these valuations, the CN Pension Plan is expected to remain fully funded and at a level such that the Company would continue to be prohibited from making contributions to the CN Pension Plan in 2025. As such, total cash contributions of approximately $80 million are expected to be made in 2025 for all other pension plans including defined contribution.

See the section of this MD&A entitled *Critical accounting estimates – Pensions and other postretirement benefits* for additional information pertaining to the funding of the Company's pension plans. Additional information relating to the pension plans is provided in *Note 17 – Pensions and other postretirement benefits* to the Company's 2024 Annual Consolidated Financial Statements.

Income tax payments

The Company is required to make scheduled instalment payments as prescribed by the tax authorities. In Canada, the Company's domestic jurisdiction, tax instalments in a given year are generally based on the prior year's taxable income whereas in the U.S., the Company's predominant foreign jurisdiction, they are based on forecasted taxable income of the current year.

In 2024, net income tax payments were $1,221 million (2023 - $1,197 million).

For 2025, the Company's net income tax payments are expected to be approximately $1.2 billion.

Investing activities

Net cash used in investing activities increased by $139 million in 2024 when compared to 2023, mainly due to higher property additions as well as the proceeds from disposal of property within Bala Subdivision in 2023; partly offset by the acquisition of Iowa Northern Railway Company and the business combination of Cape Breton & Central Nova Scotia Railway in 2023.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Property additions

In millions	Year ended December 31,	**2024**	2023
Track and roadway [1]	$	**2,088**	$ 1,963
Rolling stock		**799**	663
Buildings		**117**	90
Information technology		**365**	302
Other		**180**	199
Gross property additions		**3,549**	3,217
Less: Finance leases		**—**	30
Property additions [2]	$	**3,549**	$ 3,187

(1) In 2024, approximately 73% (2023 - 76%) of the Track and roadway property additions were incurred to renew basic infrastructure. Costs relating to normal repairs and maintenance of Track and roadway properties are expensed as incurred, and amounted to approximately 11% of the Company's total operating expenses in 2024 (2023 - 10%).

(2) In 2024 and 2023, property additions included expenditures of $75 million and $66 million, respectively, related to construction obligations in freight contracts for which the Company has received contract consideration (or such consideration is due) from its customers. Such consideration is recorded in Contract liabilities in the Consolidated Balance Sheets and recognized in Revenues over the life of the freight service obligation.

Reinvestment in the business

In 2024, CN spent approximately $3.5 billion in its capital program, of which $1.7 billion was invested to maintain the safety and integrity of its network, particularly track infrastructure. CN's capital spending also included $1.0 billion for strategic initiatives to increase capacity, enable growth and improve network resiliency, including line capacity upgrades and information technology initiatives, and $0.8 billion on equipment, including the acquisition of 750 new grain hopper cars.

Financing activities

Net cash used in financing activities increased by $214 million in 2024 when compared to 2023, mainly due to higher net repayments of debt including commercial paper and lower repurchases of common shares.

Debt financing activities

Debt financing activities in 2024 included the following:
- On November 21, 2024, repayment of US$350 million ($490 million) 2.95% Notes due 2024 upon maturity;
- On September 18, 2024, issuance of US$750 million ($1,020 million) 4.38% Notes due 2034 in the U.S. capital markets, which resulted in total net proceeds of $1,011 million;
- On May 2, 2024, issuance of $700 million 4.60% Notes due 2029 and $550 million 5.10% Notes due in 2054 in the Canadian capital markets, which resulted in total net proceeds of $1,242 million;
- On October 29, 2024, issuance of a $366 million equipment loan under the non-revolving credit facility;
- On March 22, 2024, issuance of a $412 million equipment loan under the non-revolving credit facility;
- Repayment of equipment loans of $63 million;
- Proceeds from the accounts receivable securitization program of $450 million;
- Repayment of accounts receivable securitization borrowings of $450 million;
- Net issuance of commercial paper of $1,381 million; and
- Repayment of finance leases of $31 million.

Debt financing activities in 2023 included the following:
- On November 1, 2023, issuance of US$300 million ($416 million) 5.85% Notes due 2033 and US$300 ($416 million) 6.13% Notes due 2053, in the U.S. capital markets, which resulted in total net proceeds of $824 million;
- On May 15, 2023, repayment of US$150 million ($203 million) 7.63% Notes due 2023 upon maturity;
- On May 10, 2023, issuance of $550 million 4.15% Notes due 2030, $400 million 4.40% Notes due 2033 and $800 million 4.70% Notes due 2053 in the Canadian capital markets, which resulted in total net proceeds of $1,730 million;
- Repayment of equipment loans of $41 million;
- Net issuance of commercial paper of $908 million; and
- Repayment of finance leases of $2 million.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Cash obtained from the issuance of debt was used for general corporate purposes, including the redemption and refinancing of outstanding indebtedness and share repurchases. Additional information relating to the Company's outstanding debt securities is provided in *Note 15 – Debt* to the Company's 2024 Annual Consolidated Financial Statements.

Repurchase of common shares

The Company may repurchase its common shares pursuant to a NCIB at prevailing market prices plus brokerage fees, or such other prices as may be permitted by the Toronto Stock Exchange (TSX). The Company repurchased 13.9 million common shares under its NCIB effective between February 1, 2024 and January 31, 2025, which allowed for the repurchase of up to 32.0 million common shares. Previous NCIBs allowed for the repurchase of up to 32.0 million common shares between February 1, 2023 and January 31, 2024, and up to 42.0 million common shares between February 1, 2022 and January 31, 2023.

On June 20, 2024, the Canadian government enacted legislation implementing a two percent tax on net share repurchases made on or after January 1, 2024. As a result, the Company has accrued a liability of $51 million for the net share repurchases made during the year ended December 31, 2024, which was accounted for as a direct cost of common share repurchases and recorded in Shareholders' equity. The tax obligation is required to be paid within the first quarter of the following year.

In millions, except per share data	Year ended December 31,	**2024**		2023		2022		**Total NCIB**
February 2024 - January 2025 NCIB								
Number of common shares		**13.3**		N/A		N/A		13.3
Weighted-average price per share [1]		$	**172.30**	N/A		N/A	$	172.30
Amount of repurchase [1]		$	**2,286**	N/A		N/A	$	2,286
February 2023 - January 2024 NCIB								
Number of common shares		**2.1**		26.6		N/A		28.7
Weighted-average price per share [1]		$	**170.63**	$ 155.75		N/A	$	156.86
Amount of repurchase [1]		$	**365**	$ 4,142		N/A	$	4,507
February 2022 - January 2023 NCIB								
Number of common shares		**N/A**		2.5		29.4		31.9
Weighted-average price per share [1]		**N/A**		$ 162.88	$	156.06	$	156.60
Amount of repurchase [1]		**N/A**		$ 409	$	4,591	$	5,000
Total for the year								
Number of common shares		**15.4**		29.1		30.2 [2]		
Weighted-average price per share [1]		$	**172.07**	$ 156.37	$	156.00 [2]		
Amount of repurchase [1]		$	**2,651**	$ 4,551	$	4,709 [2]		

(1) Includes brokerage fees and tax on share repurchases.

(2) Includes 2022 repurchases from the February 2021 - January 2022 NCIB, which consisted of 0.8 million common shares, a weighted-average price per share of $153.54 and an amount of repurchases of $118 million.

On January 30, 2025, the Board of Directors of the Company approved a new NCIB, which allows for the repurchase of up to 20.0 million common shares between February 4, 2025 and February 3, 2026.

On August 16, 2022, the U.S. government enacted the Inflation Reduction Act (IRA). The IRA imposes a one percent excise tax on specified repurchases of stock by certain publicly traded corporations, effective for repurchases after December 31, 2022. The amount on which the tax is imposed is reduced by the value of any stock issued by such corporation during the tax year. This provision currently does not impact CN. Future regulations and interpretations are expected to be issued to clarify how the excise tax will be applied in practice and may alter the Company's initial assessment. Payments of this excise tax, if it became applicable, would increase the cost of making repurchases. It would not, however, affect the Company's results of operations as they would be accounted for as direct costs of common share repurchases and recorded within Total shareholders' equity.

The Company's NCIB notices may be found online on SEDAR+ at www.sedarplus.ca and on the SEC's website at www.sec.gov through EDGAR. Printed copies may be obtained by contacting the Corporate Secretary's Office. Information contained on, or accessible through, our website is not incorporated by reference into this MD&A.

Share Trusts

The Company's Employee Benefit Plan Trusts ("Share Trusts") purchase CN's common shares on the open market, which are used to deliver common shares under the Share Units Plan and the Employee Share Investment Plan (ESIP). Shares purchased by the Share Trusts are retained until the Company instructs the trustee to transfer shares to participants of the Share Units Plan or the ESIP. Additional information relating to Share Trusts is provided in *Note 18 – Share capital* to the Company's 2024 Annual Consolidated Financial Statements.

Share purchases

In millions, except per share data Year ended December 31,	**2024**		2023		2022
Share purchases by Share Units Plan Share Trusts					
Number of common shares	**0.1**		—		0.5
Weighted-average price per share	$ **173.49**	$	—	$	170.85
Amount of purchase	$ **20**	$	—	$	81
Share purchases by ESIP Share Trusts					
Number of common shares	**0.2**		0.2		0.2
Weighted-average price per share	$ **163.11**	$	156.89	$	155.53
Amount of purchase	$ **30**	$	28	$	24
Total purchases	$ **50**	$	28	$	105

Share settlements

In millions, except per share data Year ended December 31,	**2024**		2023		2022
Share settlements by Share Units Plan Share Trusts					
Number of common shares	**0.3**		0.3		0.2
Weighted-average price per share	$ **127.87**	$	122.08	$	88.23
Amount of settlement	$ **37**	$	31	$	15
Share settlements by ESIP Share Trusts					
Number of common shares	**0.2**		0.2		0.2
Weighted-average price per share	$ **157.51**	$	151.32	$	141.60
Amount of settlements	$ **28**	$	23	$	23
Total settlements	$ **65**	$	54	$	38

MANAGEMENT'S DISCUSSION AND ANALYSIS

Dividends paid

During 2024, the Company paid quarterly dividends of $0.8450 per share amounting to $2,138 million, compared to $2,071 million, at the rate of $0.7900 per share, in 2023 and $2,004 million, at the rate of $0.7325 per share, in 2022. On January 30, 2025, the Company's Board of Directors approved an increase of 5% to the quarterly dividend to common shareholders, from $0.8450 per share in 2024 to $0.8875 per share in 2025.

The following is a summary of the dividends paid and quarterly dividends per share for the last five one-year periods ended December 31, 2024, 2023, 2022, 2021 and 2020. CN's dividend growth rate has increased at a compound annual growth rate (CAGR) of 10% from 2020 to 2024:



Contractual obligations

In the normal course of business, the Company incurs contractual obligations. The following table sets forth the Company's contractual obligations and related cash requirements for the following items as at December 31, 2024:

In millions	Total	2025	2026	2027	2028	2029	2030 & thereafter
Debt obligations [1]	$ 20,887	$ 1,165	$ 799	$ 81	$ 1,116	$ 1,134	$ 16,592
Interest on debt obligations	14,543	903	879	865	861	776	10,259
Finance lease obligations	8	2	4	1	1	—	—
Operating lease obligations [2]	734	150	110	80	46	20	328
Purchase obligations [3]	2,790	2,026	309	156	263	14	22
Other long-term liabilities [4]	1,021	97	58	55	50	45	716
Total contractual obligations	$ 39,983	$ 4,343	$ 2,159	$ 1,238	$ 2,337	$ 1,989	$ 27,917

(1) Presented net of unamortized discounts and debt issuance costs and excludes finance lease obligations.

(2) Includes $257 million of imputed interest.

(3) Includes fixed and variable commitments for rail, engineering services, locomotives, information technology services and licenses, railroad cars, wheels, rail ties as well as other equipment and services. Costs of variable commitments were estimated using forecasted prices and volumes.

(4) Includes expected payments for workers' compensation, pension benefit payments for the Company's non-registered supplemental pension plan, postretirement benefits other than pensions, net unrecognized tax benefits and environmental liabilities.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Adjusted debt-to-adjusted EBITDA multiple

Management believes that the adjusted debt-to-adjusted EBITDA multiple is a useful credit measure because it reflects the Company's ability to service its debt and other long-term obligations. The Company calculates the adjusted debt-to-adjusted EBITDA multiple as adjusted debt divided by the last twelve months of adjusted EBITDA. Adjusted debt is defined as the sum of Long-term debt and Current portion of long-term debt as reported on the Company's Consolidated Balance Sheets as well as Operating lease liabilities, including current portion and pension plans in deficiency recognized on the Company's Consolidated Balance Sheets due to the debt-like nature of their contractual and financial obligations. Adjusted EBITDA is calculated as Net income excluding Interest expense, Income tax expense, Depreciation and amortization, operating lease cost, Other components of net periodic benefit income, Other income (loss), and other significant items that are not reflective of CN's underlying business operations and which could distort the analysis of trends in business performance. Adjusted debt and adjusted EBITDA are non-GAAP measures used to compute the Adjusted debt-to-adjusted EBITDA multiple. These measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.

The following table provides a reconciliation of debt and Net income in accordance with GAAP, reported as at and for the years ended December 31, 2024, 2023 and 2022, respectively, to adjusted debt and adjusted EBITDA, which have been used to calculate the non-GAAP adjusted debt-to-adjusted EBITDA multiple:

In millions, unless otherwise indicated	As at and for the year ended December 31,	**2024**	2023	2022
Debt		$ 20,894	$ 18,473	$ 15,429
Adjustments:				
Operating lease liabilities, including current portion [1]		477	415	466
Pension plans in deficiency [2]		350	362	353
Adjusted debt		$ 21,721	$ 19,250	$ 16,248
Net income		$ 4,448	$ 5,625	$ 5,118
Interest expense		891	722	548
Income tax expense		1,404	863	1,645
Depreciation and amortization		1,892	1,817	1,729
Operating lease cost [3]		153	149	142
Other components of net periodic benefit income		(454)	(479)	(498)
Other loss (income)		(42)	(134)	27
Adjustments:				
Loss on assets held for sale [5]		78	—	—
Advisory fees related to shareholder matters [4]		—	—	22
Adjusted EBITDA		$ 8,370	$ 8,563	$ 8,733
Adjusted debt-to-adjusted EBITDA multiple (times)		2.60	2.25	1.86

(1) Represents the present value of operating lease payments. See *Note 12 − Leases* to the Company's 2024 Annual Consolidated Financial Statements for additional information.

(2) Represents the total funded deficit of all defined benefit pension plans with a projected benefit obligation in excess of plan assets. See *Note 17 − Pensions and other postretirement benefits* to the Company's 2024 Annual Consolidated Financial Statements for additional information.

(3) Represents the operating lease costs recorded in Purchased services and material and Equipment rents within the Consolidated Statements of Income. See *Note 12 − Leases* to the Company's 2024 Annual Consolidated Financial Statements for additional information.

(4) Relates to advisory fees related to shareholder matters recorded in Other expense within the Consolidated Statements of Income. See the section of this MD&A entitled *Non-GAAP measures – Adjusted performance measures* for additional information

(5) Relates to a loss on assets held for sale of $78 million recorded in the second quarter, resulting from an agreement to transfer the ownership and related risks and obligations of the Quebec Bridge located in Quebec, Canada, to the Government of Canada. See the section of this MD&A entitled *2024 Highlights - Assets held for sale* for additional information.

Off balance sheet arrangements

Guarantees and indemnifications

In the normal course of business, the Company enters into agreements that may involve providing guarantees or indemnifications to third parties and others, which may extend beyond the term of the agreements. These include, but are not limited to, standby letters of credit, surety and other bonds, and indemnifications that are customary for the type of transaction or for the railway business. As at December 31, 2024, the Company has not recorded a liability with respect to guarantees and indemnifications. Additional information relating to guarantees and indemnifications is provided in *Note 21 – Major commitments and contingencies* to the Company's 2024 Annual Consolidated Financial Statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Outstanding share data

As at February 4, 2025, the Company had 627.3 million common shares and 3.6 million stock options outstanding.

Financial instruments

Risk management

In the normal course of business, the Company is exposed to various risks from its use of financial instruments. To manage these risks, the Company follows a financial risk management framework, which is monitored and approved by the Company's Audit, Finance and Risk Committee, with a goal of maintaining a strong balance sheet, optimizing earnings per share and free cash flow, financing its operations at an optimal cost of capital and preserving its liquidity. The Company has limited involvement with derivative financial instruments in the management of its risks and does not hold or issue them for trading or speculative purposes.

Credit risk

Credit risk arises from cash and temporary investments, accounts receivable and derivative financial instruments. To manage credit risk associated with cash and temporary investments, the Company places these financial assets with governments, major financial institutions, or other creditworthy counterparties, and performs ongoing reviews of these entities. To manage credit risk associated with accounts receivable, the Company reviews the credit history of each new customer, monitors the financial condition and credit limits of its customers, and keeps the average daily sales outstanding within an acceptable range. The Company works with customers to ensure timely payments, and in certain cases, requires financial security, including letters of credit. CN also obtains credit insurance for certain high risk customers. Although the Company believes there are no significant concentrations of customer credit risk, economic conditions can affect the Company's customers and can result in an increase to the Company's credit risk and exposure to business failures of its customers. A widespread deterioration of customer credit and business failures of customers could have a material adverse effect on the Company's results of operations, financial position or liquidity. The Company considers the risk due to the possible non-performance by its customers to be remote.

The Company has limited involvement with derivative financial instruments, however from time to time, it may enter into derivative financial instruments to manage its exposure to interest rates or foreign currency exchange rates. To manage the counterparty risk associated with the use of derivative financial instruments, the Company enters into contracts with major financial institutions that have been accorded investment grade ratings. Though the Company is exposed to potential credit losses due to non-performance of these counterparties, the Company considers this risk to be remote.

Liquidity risk

Liquidity risk is the risk that sufficient funds will not be available to satisfy financial obligations as they come due. In addition to cash generated from operations, which represents its principal source of liquidity, the Company manages liquidity risk by aligning other external sources of funds which can be obtained upon short notice, such as revolving credit facilities, commercial paper programs, and an accounts receivable securitization program. As well, the Company can issue debt securities in the Canadian and U.S. capital markets under its shelf prospectus and registration statement. The Company's access to long-term funds in the debt capital markets depends on its credit ratings and market conditions. The Company believes that its investment grade credit ratings contribute to reasonable access to capital markets. See the section of this MD&A entitled *Liquidity and capital resources* for additional information relating to the Company's available financing sources and its credit ratings.

Foreign currency risk

The Company conducts its business in both Canada and the U.S. and as a result, is affected by currency fluctuations. Changes in the exchange rate between the Canadian dollar and the US dollar affect the Company's revenues and expenses. To manage foreign currency risk, the Company designates US dollar-denominated debt of the parent company as a foreign currency hedge of its net investment in foreign operations. As a result, from the dates of designation, foreign exchange gains and losses on translation of the Company's US dollar-denominated debt are recorded in Accumulated other comprehensive loss, which minimizes volatility of earnings resulting from the conversion of US dollar-denominated debt into the Canadian dollar.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company also enters into foreign exchange forward contracts to manage its exposure to foreign currency risk. As at December 31, 2024, the Company had outstanding foreign exchange forward contracts to purchase a notional value of US$580 million (2023 - US$1,496 million). These outstanding contracts are at a weighted-average exchange rate of $1.37 per US$1.00 (2023 - $1.37 per US$1.00) with exchange rates ranging from $1.35 to $1.39 per US$1.00 (2023 - $1.34 to $1.39 per US$1.00). The weighted-average term of the contracts is 88 days (2023 - 77 days) with terms ranging from 63 days to 125 days (2023 - 26 days to 178 days). Changes in the fair value of foreign exchange forward contracts, resulting from changes in foreign exchange rates, are recognized in Other income in the Consolidated Statements of Income as they occur. For the year ended December 31, 2024, the Company recorded a gain of $226 million (2023 - loss of $45 million; 2022 - gain of $129 million), related to foreign exchange forward contracts. These gains and losses were largely offset by the re-measurement of US dollar-denominated monetary assets and liabilities recognized in Other income. As at December 31, 2024, the fair value of outstanding foreign exchange forward contracts included in Other current assets and Accounts payable and other was $38 million and $nil, respectively (2023 - $nil and $64 million, respectively).

The estimated annual impact on Net income of a one-cent change in the Canadian dollar relative to the US dollar is approximately $33 million.

Interest rate risk

The Company is exposed to interest rate risk, which is the risk that the fair value or future cash flows of a financial instrument will vary as a result of changes in market interest rates. Such risk exists in relation to the Company's debt. The Company mainly issues fixed-rate debt, which exposes the Company to variability in the fair value of the debt. The Company also issues debt with variable interest rates, which exposes the Company to variability in interest expense. To manage interest rate risk, the Company manages its borrowings in line with liquidity needs, maturity schedule, and currency and interest rate profile. In anticipation of future debt issuances, the Company may use derivative instruments such as forward rate agreements.

During 2024 and 2023, the Company entered into treasury lock agreements to hedge US Treasury benchmark rates related to expected debt issuances in 2024 and 2023, respectively. The treasury locks were designated as cash flow hedging instruments with cumulative gains or losses recorded in Accumulated other comprehensive loss in derivative instruments. Upon settlement, cash proceeds or outflows were included in operating activities in the Consolidated Statements of Cash Flows, and the gain or loss was recorded in Accumulated other comprehensive loss which is amortized over the term of the corresponding debt and recognized as an adjustment to interest expense on the Consolidated Statements of Income. In conjunction with the September 18, 2024 debt issuance, the Company settled treasury locks with a notional amount of US$500 million ($680 million), resulting in a cumulative loss of $15 million. In conjunction with the November 1, 2023 debt issuance, the Company settled treasury locks with a notional amount of US$450 million ($622 million), resulting in a cumulative gain of $97 million. As at December 31, 2024 and 2023, there were no treasury locks outstanding.

The estimated annual impact on Net income of a one-percent change in the interest rate on floating rate debt is approximately $24 million.

Commodity price risk

The Company is exposed to commodity price risk related to purchases of fuel and the potential reduction in Net income due to increases in the price of diesel. Fuel prices are impacted by geopolitical events, changes in the economy or supply disruptions. Fuel shortages can occur due to refinery disruptions, production quota restrictions, climate, and labor and political instability.

The Company manages fuel price risk by offsetting the impact of rising fuel prices with the Company's fuel surcharge program. The surcharge applied to customers is determined in the second calendar month prior to the month in which it is applied, and is generally calculated using the average monthly price of On-Highway Diesel.

While the Company's fuel surcharge program provides effective coverage, residual exposure remains given that fuel price risk cannot be completely managed due to timing and given the volatility in the market. As such, the Company may enter into derivative instruments to manage such risk when considered appropriate.

Fair value of financial instruments

The financial instruments that the Company measures at fair value on a recurring basis in periods subsequent to initial recognition are categorized into the following levels of the fair value hierarchy based on the degree to which inputs are observable:
- Level 1: Inputs are quoted prices for identical instruments in active markets
- Level 2: Significant inputs (other than quoted prices included in Level 1) are observable
- Level 3: Significant inputs are unobservable

MANAGEMENT'S DISCUSSION AND ANALYSIS

The carrying amounts of Cash and cash equivalents and Restricted cash and cash equivalents approximate fair value. These financial instruments include highly liquid investments purchased three months or less from maturity, for which the fair value is determined by reference to quoted prices in active markets.

The carrying amounts of Accounts receivable, Other current assets and Accounts payable and other approximate fair value due to their short maturity, unless otherwise specified. The fair value of equity investments with readily determinable fair values, included in Intangible assets, goodwill and other, is classified as Level 1 with gains and losses being recorded in Other income within the Consolidated Statements of Income. The fair value of derivative financial instruments, included in Other current assets and Accounts payable and other is classified as Level 2 and is used to manage the Company's exposure to foreign currency risk. The fair value is measured by discounting future cash flows using a discount rate derived from market data for financial instruments subject to similar risks and maturities.

The carrying amount of the Company's debt does not approximate fair value. The fair value is estimated based on quoted market prices for the same or similar debt instruments, as well as discounted cash flows using current interest rates for debt with similar terms, company rating, and remaining maturity. The Company classifies debt as Level 2. As at December 31, 2024, the Company's debt, excluding finance leases, had a carrying amount of $20,887 million (2023 - $18,435 million) and a fair value of $19,688 million (2023 - $17,844 million). The carrying amount of debt excluding finance leases exceeded the fair value due to an increase in market rates compared to the stated coupon rate.

Recent accounting pronouncements

The following Accounting Standards Update (ASU) issued by the Financial Accounting Standards Board (FASB) has been adopted by the Company:

ASU 2023-07 Segment reporting (Topic 280): Improvements to reportable segment disclosures
The ASU aims to improve financial disclosures about a public entity's reportable segments and address requests from investors for additional and more detailed information regarding reportable segment expenses. The main amendments in the ASU require public entities, including those that have a single reportable segment, to disclose on an annual and interim basis the significant segment expenses provided to the chief operating decision maker (CODM), disclose the title/position of the CODM and how the segment expenses information is used in the decision making process. The Company manages its operations as one business segment over a single network with operations in Canada and the U.S. with the Chief Executive Officer identified as its CODM. The Company has identified Net income and diluted EPS to be its profit measures reviewed by the CODM and has disclosed how the CODM uses these measures to assess segment performance and allocate resources. Moreover, significant segment expenses regularly provided to the CODM have been identified as the expenses detailed in the Consolidated Statements of Income. The ASU requires single reportable segment entities to apply all disclosure requirements in Topic 280.

The ASU is effective for annual periods beginning after December 15, 2023. The Company adopted this standard in the fourth quarter of 2024 with an effective date of January 1, 2024 and has included the relevant disclosures within *Note 23 − Segmented information* to the Company's 2024 Annual Consolidated Financial Statements. The Company will also include the relevant disclosures within the 2025 Interim Consolidated Financial Statements.

The following recent ASU issued by the Financial Accounting Standards Board (FASB) have an effective date after December 31, 2023 and have not been adopted by the Company:

ASU 2024-03 − Disaggregation of Income Statement Expenses (Subtopic 220-40)
This ASU aims to provide stakeholders a clearer understanding of an entity's expenses and enhance their ability to assess performance, forecast expenses and evaluate the entity's potential for future cash flows. The ASU amends the rules on income statement expense disclosures and requires public business entities to disaggregate and disclose, in tabular format in the notes to financial statements, specified categories of expenses contained within certain income statement expense line items; to integrate certain amounts that were already required to be disclosed under current GAAP with the new disaggregation requirements and to qualitatively disclose descriptions of the amounts remaining that were not separately disaggregated. The ASU also requires public business entities to disclose the total amount of selling expenses and, in annual reporting periods, an entity's definition of those selling expenses. This ASU does not change or remove the current disclosure requirements of expense line items on the face of the Consolidated Statements of Income.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company is evaluating the effects that the adoption of the ASU will have on its Consolidated Financial Statements disclosures.

The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The amendments in this ASU should be applied either prospectively to Consolidated Financial Statements issued for reporting periods following the effective date, or retrospectively to any or all prior periods presented in the Consolidated Financial Statements.

ASU 2023-09 – Income Taxes (Topic 740): Improvements to income tax disclosures
The ASU amends the rules on income tax disclosures by modifying or eliminating certain existing income tax disclosure requirements in addition to establishing new requirements. The amendments address investor requests for more transparency about income taxes, including jurisdictional information, by requiring consistent categories and greater disaggregation of information. The ASU's two primary amendments relate to the rate reconciliation and income taxes paid annual disclosures.

Reconciling items presented in the rate reconciliation will be in dollar amounts and percentages, and will be disaggregated into specified categories with certain reconciling items further broken out by nature and/or jurisdiction using a 5% threshold of domestic federal taxes. Income taxes paid will be disaggregated between federal, provincial/territorial, and foreign taxing jurisdictions using a 5% threshold of total income taxes paid net of refunds received.

The ASU is effective for annual periods beginning after December 15, 2024.

The adoption of the ASU will have an impact on the Company's Consolidated Financial Statements disclosures. The required disclosure changes will be reflected in the Company's Consolidated Financial Statements when the ASU is adopted. As the Company will not early adopt the ASU, the required disclosure changes will be reflected in the Company's 2025 Annual Consolidated Financial Statements. The Company is currently evaluating whether to apply the amendments prospectively or retrospectively.

Other recently issued ASUs required to be applied on or after December 31, 2024 have been evaluated by the Company and are not expected to have a significant impact on the Company's Consolidated Financial Statements.

Critical accounting estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management reviews its estimates based upon available information. Actual results could differ from these estimates. The Company's policies for income taxes, capital expenditures and depreciation and pensions and other postretirement benefits require management's more significant judgments and estimates in the preparation of the Company's consolidated financial statements and, as such, are considered to be critical. The following information should be read in conjunction with the Company's 2024 Annual Consolidated Financial Statements and Notes thereto.

Management discusses the development and selection of the Company's critical accounting policies, including the underlying estimates and assumptions, with the Audit, Finance and Risk Committee of the Company's Board of Directors. The Audit, Finance and Risk Committee has reviewed the Company's related disclosures.

Income taxes
The Company follows the asset and liability method of accounting for income taxes. Under the asset and liability method, the change in the net deferred income tax asset or liability is included in the computation of Net income or Other comprehensive income (loss). Deferred income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. As a result, a projection of taxable income is required for those years, as well as an assumption of the ultimate recovery/settlement period for temporary differences. The projection of future taxable income is based on management's best estimate and may vary from actual taxable income.

MANAGEMENT'S DISCUSSION AND ANALYSIS

On an annual basis, the Company assesses the need to establish a valuation allowance for its deferred income tax assets, and if it is deemed more likely than not that its deferred income tax assets will not be realized, a valuation allowance is recorded. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income, of the necessary character, during the periods in which those temporary differences become deductible. Management considers the scheduled reversals of deferred income tax liabilities, the available carryback and carryforward periods, and projected future taxable income in making this assessment. As at December 31, 2024, in order to fully realize all of the deferred income tax assets excluding the tax-deductible goodwill, the Company will need to generate future taxable income of approximately $3.7 billion, and, based upon the level of historical taxable income, projections of future taxable income of the necessary character over the periods in which the deferred income tax assets are deductible, and the reversal of taxable temporary differences, management believes, following an assessment of the current economic environment, it is more likely than not that the Company will realize the benefits of these deductible differences. Management believes it is more likely than not that CN will fully realize the benefits of the remaining $5.8 billion unamortized tax-deductible goodwill because under the current tax laws the Company has the ability and intent to maintain the necessary intercompany arrangements that will generate sufficient future taxable income of the appropriate character in the non-U.S. foreign jurisdiction, and to fully utilize the tax-deductible goodwill. As at December 31, 2024, the Company has not recognized a deferred income tax asset of $136 million (2023 - $217 million) on the unrealized foreign exchange loss recorded in Accumulated other comprehensive loss relating to its net investment in U.S. subsidiaries, as the Company does not expect this temporary difference to reverse in the foreseeable future.

In addition, Canadian, or domestic, tax rules and regulations, as well as those relating to foreign jurisdictions, are subject to interpretation and require judgment by the Company that may be challenged by the taxation authorities upon audit of the filed income tax returns. Tax benefits are recognized if it is more likely than not that the tax position will be sustained on examination by the taxation authorities. As at December 31, 2024, the total amount of gross unrecognized tax benefits was $41 million, before considering tax treaties and other arrangements between taxation authorities. The amount of net unrecognized tax benefits as at December 31, 2024 was $28 million. If recognized, $22 million of the net unrecognized tax benefits as at December 31, 2024 would affect the effective tax rate.

The Company believes that it is reasonably possible that $15 million of the net unrecognized tax benefits as at December 31, 2024 related to Canadian and U.S. federal, state, and provincial income tax matters, each of which are individually insignificant, may be recognized over the next twelve months as a result of settlements and a lapse of the applicable statute of limitations of which approximately half will affect the effective tax rate as the remaining amount relates to temporary differences.

The Company's deferred income tax assets are mainly composed of temporary differences related to tax-deductible goodwill, net operating losses and tax credit carryforwards, lease liabilities, the pension liability, accruals for personal injury and other claims, other postretirement benefits liability, and compensation reserves. The Company's deferred income tax liabilities are mainly composed of temporary differences related to properties, the pension asset and operating lease right-of-use assets. These deferred income tax assets and liabilities are recorded at the enacted tax rates of the periods in which the related temporary differences are expected to reverse. As a result, fiscal budget changes and/or changes in income tax laws that affect a change in the timing, the amount, and/or the income tax rate at which the temporary difference components will reverse, could materially affect deferred income tax expense as recorded in the Company's results of operations. The reversal of temporary differences is expected at future-enacted income tax rates which could change due to fiscal budget changes and/or changes in income tax laws. As a result, a change in the timing and/or the income tax rate at which the components will reverse, could materially affect deferred income tax expense as recorded in the Company's results of operations. From time to time, the federal, provincial, and state governments enact new corporate income tax rates resulting in either lower or higher tax liabilities. A one-percentage-point change in the Canadian, U.S., and non-U.S. statutory federal tax rate would have the effect of changing the deferred income tax expense by $253 million, $170 million, and $58 million, respectively, in 2024.

For the year ended December 31, 2024, the Company recorded an income tax expense of $1,404 million, of which $325 million was a deferred income tax expense.

For the year ended December 31, 2023, the Company recorded an income tax expense of $863 million, of which $288 million was a deferred income tax recovery. The deferred income tax recovery included a net recovery of $682 million resulting from tax filings consistent with a ruling that the Company received in a non-U.S. foreign jurisdiction in connection with prior taxation years, comprised of a $767 million deferred income tax recovery related to the tax-deductible goodwill initially generated as of January 1, 2021, partly offset by a $85 million income tax expense related to the foregone tax deduction ($31 million for 2023 and $54 million for prior years) which was initially recorded in current taxes and was then reclassified to deferred taxes following the amortization of the tax-deductible goodwill for those years.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the year ended December 31, 2022, the Company recorded an income tax expense of $1,645 million, of which $404 million was a deferred income tax expense.

As at December 31, 2024, the Company had deferred income tax assets of $689 million (2023 - $682 million) and deferred income tax liabilities of $10,874 million (2023 - $10,066 million). Additional disclosures are provided in *Note 7 – Income taxes* to the Company's 2024 Annual Consolidated Financial Statements.

Capital expenditures and depreciation

Properties are carried at cost less accumulated depreciation including asset impairment write-downs. The Company has a process in place to determine whether or not costs qualify for capitalization, which requires judgment. The cost of properties, including those under finance leases, net of asset impairment write-downs, is depreciated on a straight-line basis over their estimated service lives, measured in years, except for rail and ballast whose services lives are measured in millions of gross tons. The Company follows the group method of depreciation whereby a single composite depreciation rate is applied to the gross investment in a class of similar assets, despite small differences in the service life or salvage value of individual property units within the same asset class. The Company uses approximately 40 different depreciable asset classes.

For all depreciable assets, the depreciation rate is based on the estimated service lives of the assets. Assessing the reasonableness of the estimated service lives of properties requires judgment and is based on currently available information, including periodic depreciation studies conducted by the Company. The Company's U.S. properties are subject to comprehensive depreciation studies as required by the STB and are conducted by external experts. Depreciation studies for Canadian properties are not required by regulation and are conducted internally. Studies are performed on specific asset groups on a periodic basis. Changes in the estimated service lives of the assets and their related composite depreciation rates are implemented prospectively.

The studies consider, among other factors, the analysis of historical retirement data using recognized life analysis techniques, and the forecasting of asset life characteristics. Changes in circumstances, such as technological advances, changes to the Company's business strategy, changes in the Company's capital strategy or changes in regulations can result in the actual service lives differing from the Company's estimates.

A change in the remaining service life of a group of assets, or their estimated net salvage value, will affect the depreciation rate used to amortize the group of assets and thus affect depreciation expense as reported in the Company's results of operations. A change of one year in the composite service life of the Company's fixed asset base would impact annual depreciation expense by approximately $78 million.

Depreciation studies are a means of ensuring that the assumptions used to estimate the service lives of particular asset groups are still valid and where they are not, they serve as the basis to establish the new depreciation rates to be used on a prospective basis. In 2024, the Company completed depreciation studies for road properties and as a result, the Company changed the estimated service lives for various types of road assets and their related composite depreciation rates. The results of these depreciation studies did not materially affect the Company's annual depreciation expense.

Given the nature of the railroad and the composition of its network which is made up of homogeneous long-lived assets, it is impractical to maintain records of specific properties at their lowest unit of property.

Retirements of assets occur through the replacement of an asset in the normal course of business, the sale of an asset or the abandonment of a section of track. For retirements in the normal course of business, generally the life of the retired asset is within a reasonable range of the expected useful life, as determined in the depreciation studies, and, as such, no gain or loss is recognized under the group method. The asset's cost is removed from the asset account and the difference between its cost and estimated related accumulated depreciation (net of salvage proceeds), if any, is recorded as an adjustment to accumulated depreciation and no gain or loss is recognized. The historical cost of the retired asset is estimated by using deflation factors or indices that closely correlate to the properties comprising the asset classes in combination with the estimated age of the retired asset using a first-in, first-out approach, and applying it to the replacement value of the asset.

In each depreciation study, an estimate is made of any excess or deficiency in accumulated depreciation for all corresponding asset classes to ensure that the depreciation rates remain appropriate. The excess or deficiency in accumulated depreciation is amortized over the remaining life of the asset class.

For retirements of depreciable properties that do not occur in the normal course of business, the historical cost, net of salvage proceeds, is recorded as a gain or loss in income. A retirement is considered not to be in the normal course of business if it meets the following criteria: (i) it is unusual, (ii) it is significant in amount, and (iii) it varies significantly from the retirement pattern identified through depreciation studies. A gain or loss is recognized in Other income for the sale of land or disposal of assets that are not part of railroad operations.

For the year ended December 31, 2024, the Company recorded total depreciation expense of $1,885 million (2023 - $1,811 million; 2022 - $1,723 million). As at December 31, 2024, the Company had Properties of $47,960 million, net of accumulated depreciation of $18,962 million (2023 - $44,617 million, net of accumulated depreciation of $17,394 million). Additional disclosures are provided in *Note 11 – Properties* to the Company's 2024 Annual Consolidated Financial Statements.

GAAP requires the use of historical cost as the basis of reporting in financial statements. As a result, the cumulative effect of inflation, which has significantly increased asset replacement costs for capital-intensive companies such as CN, is not reflected in operating expenses. Depreciation charges on an inflation-adjusted basis, assuming that all operating assets are replaced at current price levels, would be substantially greater than historically reported amounts.

Pensions and other postretirement benefits

The Company's plans have a measurement date of December 31.

In millions	As at December 31,	**2024**	2023
Pension asset		$ **4,541**	$ 3,140
Pension liability		$ **350**	$ 362
Other postretirement benefits liability [1]		$ **143**	$ 145

(1) Includes current portion of $10 million as at December 31, 2024 (2023 - $12 million). See *Note 14 – Accounts payable and other* to the Company's 2024 Annual Consolidated Financial Statements for the related current portion.

The descriptions in the following paragraphs pertaining to pensions relate generally to the Company's main pension plan, the CN Pension Plan, unless otherwise specified.

Calculation of net periodic benefit cost (income)

In accounting for pensions and other postretirement benefits, assumptions are required for, among other things, the discount rate, the expected long-term rate of return on plan assets, the rate of compensation increase, health care cost trend rates, mortality rates, employee early retirements, terminations and disability. Changes in these assumptions result in actuarial gains or losses, which are recognized in Other comprehensive income (loss). The Company generally amortizes these gains or losses into net periodic benefit cost (income) over the expected average remaining service life of the employee group covered by the plans only to the extent that the unrecognized net actuarial gains and losses are in excess of the corridor threshold, which is calculated as 10% of the greater of the beginning-of-year balances of the projected benefit obligation or market-related value of plan assets. The Company's net periodic benefit cost (income) for future periods is dependent on demographic experience, economic conditions and investment performance. Recent demographic experience has revealed no material net gains or losses on termination, retirement, disability and mortality. Experience with respect to economic conditions and investment performance is further discussed herein.

Net periodic benefit cost (income)

In millions	Year ended December 31,	**2024**	2023	2022
Net periodic benefit income for pensions		$ **(360)**	$ (393)	$ (340)
Net periodic benefit cost for other postretirement benefits		$ **(2)**	$ (2)	$ 1

Projected pension benefit obligation and accumulated other postretirement benefit obligation

In millions	As at December 31,	**2024**	2023
Projected pension benefit obligation		$ **14,244**	$ 14,755
Accumulated other postretirement benefit obligation		$ **143**	$ 145

MANAGEMENT'S DISCUSSION AND ANALYSIS

Discount rate assumption

The Company's discount rate assumption, which is set annually at the end of each year, is determined by management with the aid of third-party actuaries. The discount rate is used to measure the single amount that, if invested at the measurement date in a portfolio of high-quality debt instruments with a rating of AA or better, would provide the necessary cash flows to pay for pension benefits as they become due. For the Canadian pension and other postretirement benefit plans, future expected benefit payments are discounted using spot rates based on a derived AA corporate bond yield curve for each maturity year. A year-end discount rate of 4.65% based on bond yields prevailing at December 31, 2024 (2023 - 4.64%) was considered appropriate by the Company.

The Company uses the spot rate approach to measure current service cost and interest cost for all defined benefit pension and other postretirement benefit plans. Under the spot rate approach, individual spot discount rates along the same yield curve used in the determination of the projected benefit obligation are applied to the relevant projected cash flows for current service cost at the relevant maturity. More specifically, current service cost is measured using the cash flows related to benefits expected to be accrued in the following year by active members of a plan and interest cost is measured using the projected cash flows making up the projected benefit obligation multiplied by the corresponding spot discount rate at each maturity. As at December 31, 2024, the rate to determine current service cost was 4.62% (2023 - 5.25%) and the rate to determine interest cost was 4.61% (2023 - 5.21%).

As at December 31, 2024, a 0.25% decrease in discount rates used to determine the projected benefit obligation, current service cost and interest cost would have resulted in a decrease of approximately $360 million to the funded status for pensions and would result in a decrease of approximately $15 million to the 2025 projected net periodic benefit income. A 0.25% increase in discount rates would have resulted in an increase of approximately $340 million to the funded status for pensions and would result in an increase of approximately $15 million to the 2025 projected net periodic benefit income.

Expected long-term rate of return assumption

The expected long-term rate of return is determined based on expected future performance for each asset class and is weighted based on the investment policy. Consideration is taken of the historical performance, the premium return generated from an actively managed portfolio, as well as current target asset allocations, published market return expectations, economic developments, inflation rates and administrative expenses. Based on these factors, the rate is determined by the Company. For 2024, the Company used a long-term rate of return assumption of 7.30% on the market-related value of plan assets to compute net periodic benefit cost (income). The Company has elected to use a market-related value of assets whereby realized and unrealized gains/losses and appreciation/depreciation in the value of investments are recognized over a period of five years, while investment income is recognized immediately. The market-related value is also subject to a corridor approach to not exceed 110% or be less than 90% of the fair value and any amount causing the market-related value to be outside the 10% corridor is recognized immediately in the market-related value of assets. In 2025, the Company will decrease the expected long-term rate of return on plan assets by 20 basis points to 7.10% to reflect management's current view of long-term investment returns.

The assets of the Company's various plans are primarily held in separate trust funds ("Trusts") which are diversified by asset type, geography, sector and investment strategy. Each year, the CN Board of Directors reviews and confirms or amends the Statement of Investment Policies and Procedures (SIPP) which includes the plans' long-term target asset allocation ("Policy") and related benchmark indices. This Policy is based on the long-term expectations of the economy and financial market returns and considers the dynamics of the plans' pension benefit obligations. In 2024, the Policy was amended to implement a target asset allocation change to equities and investment-related liabilities. These changes were taken into account in the determination of the Company's expected long-term rate of return assumption. In 2024, the Policy was: 2% cash and short-term investments, 41% bonds and mortgages, 2% emerging market debt, 3% private debt, 27% equities, 4% real estate, 5% resource and royalties, 4% infrastructure, 2% specialty portfolio, 12% absolute return investments and negative 2% for investment-related liabilities.

Annually, the CN Investment Division ("Investment Manager"), a division of the Company created to invest and administer the assets of the plans, can also implement an investment strategy ("Strategy") which can lead the Plan's actual asset allocation to deviate from the Policy due to changing market risks and opportunities. The Pension and Investment Committee of the Board of Directors ("Committee") regularly compares the actual plan asset allocation to the Policy and Strategy and compares the actual performance of the Company's pension plan assets to the performance of the benchmark indices.

The Committee's approval is required for all major investments in illiquid securities. The SIPP allows for the use of derivative financial instruments to implement strategies, to hedge and to adjust existing or anticipated exposures. The SIPP prohibits investments in securities of the Company or its subsidiaries.

	2024	2023	2022	2021	2020
Actual	**10.9%**	11.9%	(14.2%)	8.7%	12.5%
Market-related value	**5.3%**	5.0%	2.8%	8.0%	7.1%
Expected	**7.30%**	7.60%	7.00%	6.79%	7.00%

The Company's expected long-term rate of return on plan assets reflects management's view of long-term investment returns and the effect of a 1% variation in such rate of return would result in a change to the net periodic benefit cost (income) of approximately $110 million. Management's assumption of the expected long-term rate of return is subject to risks and uncertainties that could cause the actual rate of return to differ materially from management's assumption. There can be no assurance that the plan assets will be able to earn the expected long-term rate of return on plan assets.

Net periodic benefit income for pensions for 2025

In 2025, the Company expects net periodic benefit income to be approximately $410 million for all its defined benefit pension plans, as compared to actual net periodic benefit income of $360 million for the year ended December 31, 2024.

Plan asset allocation

Based on the fair value of the assets held as at December 31, 2024, the assets of the Company's various plans are comprised of 1% in cash and short-term investments, 47% in bonds and mortgages, 2% in emerging market debt, 5% in private debt, 30% in equities, 3% in real estate, 7% in resource and royalties, 4% in infrastructure, 2% in specialty portfolio, 15% in absolute return investments and negative 16% in investment-related liabilities. See *Note 17 – Pensions and other postretirement benefits* to the Company's 2024 Annual Consolidated Financial Statements for additional information on the fair value measurements of such assets.

A significant portion of the plans' assets are invested in publicly traded equity securities whose return is primarily driven by stock market performance. Debt securities also account for a significant portion of the plans' investments and provide a partial offset to the variation in the pension benefit obligation that is driven by changes in the discount rate. The funded status of the plan fluctuates with market conditions and impacts funding requirements. The Company will continue to make contributions to the pension plans that as a minimum meet pension legislative requirements.

Rate of compensation increase

The rate of compensation increase is determined by the Company based upon its long-term plans for such increases. For 2024, a basic rate of compensation increase of 2.75% was used to determine the projected benefit obligation and the net periodic benefit cost (income).

Mortality

The Canadian Institute of Actuaries (CIA) published in 2014 a report on Canadian Pensioners' Mortality ("Report"). The Report contained Canadian pensioners' mortality tables and improvement scales based on experience studies conducted by the CIA. The CIA's conclusions and CN's periodic mortality experience studies were taken into account in selecting management's best estimate mortality assumption used to calculate the projected benefit obligation as at December 31, 2024, 2023 and 2022. In 2024, the CIA released a research report proposing a new mortality improvement scale; in 2025 it is expected to release new standard mortality tables and at that time the Company will consider how the new improvement scale will interact with the new standard mortality tables to assess whether or not the adoption of the new mortality tables and scale would be more appropriate for its Canadian defined benefit plans. The CIA also issued guidance stating that the 2014 scale remains acceptable.

Funding of pension plans

The Company's main Canadian defined benefit pension plan, the CN Pension Plan, accounts for 93% of the Company's pension obligation and can produce significant volatility in pension funding requirements, given the pension fund's size, the many factors that drive the plan's funded status, and Canadian statutory pension funding requirements. Adverse changes to the assumptions used to calculate the plan's funding status, particularly the discount rate used for funding purposes, as well as changes to existing federal pension legislation, regulation and guidance could significantly impact the Company's future contributions.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For accounting purposes, the funded status is calculated under generally accepted accounting principles for all pension plans. For funding purposes, the funded status is also calculated under going concern and solvency scenarios as prescribed under pension legislation and subject to guidance issued by the CIA and the Office of the Superintendent of Financial Institutions (OSFI) for all registered Canadian defined benefit pension plans. The Company's funding requirements are determined upon completion of actuarial valuations. Actuarial valuations are generally required on an annual basis for all Canadian defined benefit pension plans, or when deemed appropriate and as required by regulations by the OSFI. Actuarial valuations are also required annually for the Company's U.S. qualified defined benefit pension plans.

The Company's most recently filed actuarial valuations for funding purposes for its Canadian registered defined pension plans conducted as at December 31, 2023 indicated a funding excess on a going concern basis of approximately $5.0 billion and a funding excess on a solvency basis of approximately $2.6 billion, calculated using the three-year average of the plans' hypothetical wind-up ratio in accordance with the *Pension Benefit Standards Regulations, 1985*. The federal pension legislation requires funding deficits, if any, to be paid over a number of years, as calculated under current pension regulations. Alternatively, a letter of credit can be subscribed to fulfill required solvency deficit payments.

Given the solvency ratio of certain Canadian registered defined benefit pension plans is above a specified threshold as at the last filed actuarial valuation, their next actuarial valuation for funding purposes would be required as at December 31, 2026, to be performed in 2027, although the valuation may be conducted earlier at the Company's discretion for those plans. Should the Company decide to use its discretion and file all valuations as at December 31, 2024 in 2025, they would be expected to identify a funding excess on a going concern basis of approximately $5.3 billion, while on a solvency basis a funding excess of approximately $3.5 billion is expected.

Based on the anticipated results of these valuations, the CN Pension Plan is expected to remain fully funded and at a level such that the Company would continue to be prohibited from making contributions to the CN Pension Plan in 2025. As such, total cash contributions of approximately $80 million are expected to be made in 2025 for all other pension plans including defined contribution. The Company expects cash from operations and its other sources of financing to be sufficient to meet its 2025 funding obligations.

Information disclosed by major pension plan

In millions	December 31, 2024		CN Pension Plan		BC Rail Pension Plan		U.S. and other plans		Total
Plan assets by category									
Cash and short-term investments		$	179	$	4	$	3	$	186
Bonds			8,082		417		201		8,700
Emerging market debt			378		—		2		380
Private debt			946		—		5		951
Public equities			4,897		102		46		5,045
Private equities			731		—		4		735
Real estate			516		—		3		519
Resource and royalties			1,311		—		7		1,318
Infrastructure			652		—		3		655
Absolute return			2,770		29		14		2,813
Total investments			20,462		552		288		21,302
Investment-related liabilities [1]			(2,894)		(51)		(15)		(2,960)
Other [2]			74		2		17		93
Total plan assets		$	**17,642**	$	**503**	$	**290**	$	**18,435**
Projected benefit obligation at end of year		$	13,241	$	368	$	635	$	14,244
Company contributions in 2024		$	—	$	—	$	25	$	25
Employee contributions in 2024		$	63	$	—	$	—	$	63

(1) Investment-related liabilities include securities sold under repurchase agreements.

(2) Other consists of operating assets of $164 million and liabilities of $71 million required to administer the Trusts' investment assets and the plans' benefit and funding activities.

Additional disclosures are provided in *Note 17 – Pensions and other postretirement benefits* to the Company's 2024 Annual Consolidated Financial Statements.

Business risks

In the normal course of business, the Company is exposed to various business risks and uncertainties that can have an effect on the Company's results of operations, financial position, or liquidity. While some exposures may be reduced by the Company's risk management strategies, many risks are driven by external factors beyond the Company's control or are of a nature which cannot be eliminated. The key areas of business risks and uncertainties described in this section are not the only ones that can affect the Company. Additional risks and uncertainties not currently known to management or that may currently not be considered material by management, could nevertheless also have an adverse effect on the Company's business.

Competition

The Company faces significant competition, including from rail carriers and other modes of transportation, and is also affected by its customers' flexibility to select among various origins and destinations, including ports, in getting their products to market. Specifically, the Company faces competition from Canadian Pacific Kansas City Limited (CPKC), which operates the other major rail system in Canada and services most of the same industrial areas, commodity resources and population centers as the Company; major U.S. railroads and other Canadian and U.S. railroads; long-distance trucking companies, transportation via the St. Lawrence-Great Lakes Seaway and the Mississippi River and transportation via pipelines. In addition, while railroads must build or acquire and maintain their rail systems, motor carriers and barges are able to use public rights-of-way that are built and maintained by public entities without paying fees covering the entire costs of their usage.

Competition is generally based on the quality and the reliability of the service provided, access to markets, as well as price. Factors affecting the competitive position of customers, including exchange rates and energy cost, could materially adversely affect the demand for goods supplied by the sources served by the Company and, therefore, the Company's volumes, revenues and profit margins. Factors affecting the general market conditions for the Company's customers can result in an imbalance of transportation capacity relative to demand. An extended period of supply/demand imbalance could negatively impact market rate levels for all transportation services, and more specifically the Company's ability to maintain or increase rates. This, in turn, could materially and adversely affect the Company's business, results of operations or financial position.

Previous consolidation of rail systems in the U.S. have resulted in larger rail systems that are in a position to compete effectively with the Company in numerous markets.

There can be no assurance that the Company will be able to compete effectively against current or future competitors in the transportation industry, or that further consolidation within the transportation industry and legislation allowing for more leniency in size and weight for motor carriers will not adversely affect the Company's competitive position. No assurance can be given that competitive pressures in transportation markets will not lead to reduced revenues, profit margins or both.

Environmental matters

The Company's operations are subject to numerous federal, provincial, state, municipal and local environmental laws and regulations in Canada and the U.S. concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances and other materials; decommissioning of underground and above ground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant operating and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property.

While the Company believes that it has identified the costs likely to be incurred for environmental matters in the next several years based on known information, the discovery of new facts, the participation and financial viability of other parties responsible for any such liability, future changes in laws, the possibility of releases of hazardous materials into the environment and the Company's ongoing efforts to identify potential environmental liabilities that may be associated with its properties may result in the identification of additional environmental liabilities and related costs.

In railroad and related transportation operations, it is possible that derailments or other accidents, including spills and releases of hazardous materials, may occur that could cause harm to human health or to the environment. In addition, the Company is also exposed to potential catastrophic liability risk, faced by the railroad industry in general, in connection with the transportation of toxic inhalation hazard materials such as chlorine and anhydrous ammonia, or other dangerous commodities such as crude oil and propane that the Company may be required to transport as a result of its common carrier obligations. Therefore, the Company may incur costs in the future, which may be material, to address any such harm, compliance with laws or other risks, including costs relating to the performance of clean-ups, payment of environmental penalties and remediation obligations, and damages relating to harm to individuals or property.

The environmental liability for any given contaminated site varies depending on the nature and extent of the contamination; the available clean-up techniques; evolving regulatory standards governing environmental liability; and the number of potentially responsible parties and their financial viability. As such, the ultimate cost of addressing known contaminated sites cannot be definitively established. Also, additional contaminated sites yet unknown may be discovered or future operations may result in accidental releases.

While some exposures may be reduced by the Company's risk mitigation strategies (including periodic audits, employee training programs, emergency plans and procedures, and insurance), many environmental risks are driven by external factors beyond the Company's control or are of a nature which cannot be completely eliminated. Therefore, there can be no assurance, notwithstanding the Company's mitigation strategies, that liabilities or costs related to environmental matters will not be incurred in the future or that environmental matters will not have a material adverse effect on the Company's results of operations, financial position or liquidity, or reputation.

Personal injury and other claims

In the normal course of business, the Company becomes involved in various legal actions seeking, among other remedies, compensatory and occasionally punitive damages, including actions brought on behalf of various purported classes of claimants and actions relating to employee and third-party personal injuries, occupational disease, and property damage, arising out of harm to individuals or property allegedly caused by, but not limited to, derailments or other accidents. The Company maintains provisions for such items, which it considers to be adequate for all of its outstanding or pending claims and benefits from insurance coverage for occurrences in excess of certain amounts. The final outcome with respect to actions outstanding or pending at December 31, 2024, or with respect to future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company's results of operations, financial position or liquidity, in a particular quarter or fiscal year.

Labor negotiations

The working conditions of the Company's unionized workforce are governed by collective agreements which are negotiated from time to time. Disputes relating to the renewal of collective agreements have previously resulted in and could in the future potentially result in strikes, lockouts, slowdown of the business and ultimately loss of business. There can be no assurance that the Company will be able to renew and have its collective agreements ratified without a strike or lockout or that the resolution of these negotiations will not have a material adverse effect on the Company's results or financial position. Future labor agreements could increase labor and fringe benefits and related expenses.

Economic conditions

The Company is susceptible to changes in the economic conditions of the industries and geographic areas that produce and consume the freight it transports or the supplies it requires to operate. In addition, many of the goods and commodities carried by the Company experience cyclical demand. For example, the volatility in domestic and global energy markets could impact the demand for transportation services as well as impact the Company's fuel costs and surcharges, and such price increases could have a material adverse effect on the Company's results of operations. In addition, the volatility in other commodity markets such as coal and iron ore could have an impact on volumes. Many of the bulk commodities the Company transports move offshore and are affected more by global rather than North American economic conditions. Adverse North American and global economic conditions, or economic or industrial restructuring, that affect the producers and consumers of the commodities carried by the Company, including customer insolvency, may have a material adverse effect on the volume of rail shipments and/or revenues from commodities carried by the Company, and thus materially and negatively affect its results of operations, financial position, or liquidity. Moreover, supply chain disruptions in North America and internationally, including labor shortages or other services disruptions affecting trucking, ports, handling facilities, customer facilities or other railroads, may adversely affect volumes of goods and timelines, and therefore adversely affect CN's operations and financial results.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Regulation

The Company is subject to regulatory and legislative initiatives in the operation of its business.

Economic regulation – Canada

The Company's rail operations in Canada are subject to economic regulation by the Canadian Transportation Agency (CTA) under the *Canada Transportation Act*, which provides rate and service remedies, including final offer arbitration, long-haul interswitching rates and mandatory interswitching. The CTA also regulates the maximum revenue entitlement for the movement of regulated grain, charges for railway ancillary services, railway crossing and noise-related disputes, and discontinuance of service over a rail line. In addition, various Company business transactions must gain prior regulatory approval, with attendant risks and uncertainties, and the Company is subject to government oversight with respect to rate, service and business practice issues.

Economic regulation – U.S.

The Company's U.S. rail operations are subject to economic regulation by the STB. The STB serves as both an adjudicatory and regulatory body and has exclusive jurisdiction over certain railroad rate and service issues and rail restructuring transactions such as mergers, line sales, line construction and line abandonments. As such, various Company business transactions must gain prior regulatory approval and aspects of its pricing and service practices may be subject to challenge, with attendant risks and uncertainties. Recent proposals in proceedings undertaken by the STB in several significant matters remain pending as of the date hereof.

Safety regulation – Canada

The Company's rail operations in Canada are subject to safety regulation by the Minister under the *Railway Safety Act* (RSA) as well as the rail portions of other safety-related statutes, which are administered by Transport Canada (TC). TC is also empowered to conduct inspections, investigate, and enforce safety regulations under the RSA. The Company is often required to submit information to TC in compliance with regulations, including applications for a railway operating certificate.

In addition, CN may be legally required to transport dangerous goods and hazardous materials, including toxic inhalation hazard materials as a result of its common carrier obligations and, as such, is also subject to additional regulatory oversight in Canada under the *Transportation of Dangerous Goods Act* (TDGA), which is also administered by TC. The TDGA establishes the safety requirements for the transportation of goods classified as dangerous and enables the adoption of regulations for security training and screening of personnel working with dangerous goods, as well as the development of a program to require a transportation security clearance for dangerous goods, the tracking of dangerous goods during transport and the development of an emergency response plan.

Safety regulation – U.S.

The Company's U.S. rail operations are subject to safety regulation by the FRA under the *Federal Railroad Safety Act* as well as rail portions of other safety statutes, with the transportation of hazardous commodities also governed by regulations promulgated by the Pipeline and Hazardous Materials Safety Administration (PHMSA). PHMSA requires carriers operating in the U.S. to report annually the volume and route-specific data for cars containing hazardous commodities; conduct a safety and security risk analysis for each used route; identify a commercially practicable alternative route for each used route; and select for use the practical route posing the least safety and security risk. In addition, the Transportation Security Administration (TSA) requires rail carriers to provide upon request, within five minutes for a single car and 30 minutes for multiple cars, location and shipping information on cars on their networks containing toxic inhalation hazard materials and certain radioactive or explosive materials; and ensure the secure, attended transfer of all such cars to and from shippers, receivers and other carriers that will move from, to, or through designated high-threat urban areas.

Regulation – Vessels

CN's vessel operations are subject to regulation by the U.S. Coast Guard and the Department of Transportation, Maritime Administration, which regulate the ownership and operation of vessels operating on the Great Lakes and in U.S. coastal waters. In addition, in the U.S., the Environmental Protection Agency regulates air emissions from these vessels.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Security

The Company is subject to statutory and regulatory directives in the U.S. addressing homeland security concerns. In the U.S., the TSA regulates transportation security, which is part of the U.S. Department of Homeland Security (DHS) and PHMSA, which, like the FRA, is part of the U.S. Department of Transportation. Border security falls under the jurisdiction of U.S. Customs and Border Protection (CBP), which is part of the DHS. In Canada, the Company is subject to regulation by the Canada Border Services Agency (CBSA). Matters related to agriculture-related shipments crossing the Canada/U.S. border also fall under the jurisdiction of the U.S. Department of Agriculture (USDA) and the Food and Drug Administration (FDA) in the U.S. and the Canadian Food Inspection Agency (CFIA) in Canada. More specifically, the Company is subject to:

- border security arrangements, pursuant to an agreement the Company and CPKC entered into with the CBP and the CBSA;
- the CBP's Customs-Trade Partnership Against Terrorism (C-TPAT) program and designation as a low-risk carrier under CBSA's Customs Self-Assessment (CSA) program;
- regulations imposed by the CBP requiring advance notification by all modes of transportation for all shipments into the U.S. The CBSA is also working on similar requirements for Canada-bound traffic;
- inspection for imported fruits and vegetables grown in Canada and the agricultural quarantine and inspection (AQI) user fee for all traffic entering the U.S. from Canada; and
- gamma ray screening of cargo entering the U.S. from Canada, and potential security and agricultural inspections at the Canada/U.S. border.

The Company has worked with the Association of American Railroads (AAR) to develop and put in place an extensive industry-wide security plan to address terrorism and security-driven efforts by state and local governments seeking to restrict the routings of certain hazardous materials.

While the Company will continue to work closely with the CBSA, CBP, and other Canadian and U.S. agencies, as described above, no assurance can be given that these and future decisions by the U.S., Canadian, provincial, state, or local governments on homeland security matters, legislation on security matters enacted by the U.S. Congress or Parliament, or joint decisions by the industry in response to threats to the North American rail network, will not materially adversely affect the Company's results of operations, or its competitive and financial position.

Transportation of hazardous materials

As a result of its common carrier obligations, the Company is legally required to transport dangerous goods and hazardous materials, including toxic inhalation hazard materials regardless of risk or potential exposure or loss. A train accident involving the transport of these commodities could result in significant costs and claims for personal injury, property damage, environmental penalties and remediation in excess of insurance coverage for these risks, which may materially adversely affect the Company's results of operations, or its competitive and financial position.

No assurance can be given that these and any other current or future regulatory or legislative initiatives by the Canadian or U.S. federal government and agencies will not materially adversely affect the Company's results of operations or its competitive and financial position.

Pandemic risk

Severe disruptions in regional economies and the world economy can be caused by the outbreak of a contagious illness, such as the COVID-19 pandemic. Such pandemics and efforts to contain them could result in international, national and local border closings, travel restrictions, significant disruptions to business operations, supply chains, customer activity and demand, service cancellations, reductions and other changes, significant challenges in healthcare service preparation and delivery, and quarantines, as well as considerable general concern and uncertainty, all of which could negatively affect the economic environment and may have significant, lasting impacts, as was the case for the COVID-19 pandemic. It is not possible to predict what measures and restrictions may be imposed by governmental authorities, the period of time during which those measures and restrictions may apply or the extent of the impact thereof on the Company's business and operations. Economic and supply chain disruptions, including temporary staff shortages resulting from a pandemic, could further materially affect the Company's financial results and operations. A pandemic could also further and significantly impact freight demand and commodity prices in connection with ensuing economic disruption, supply shortages, trade disruption, temporary staff shortages and temporary closures of facilities in geographic locations more importantly impacted by the outbreak. The scope and severity of such disruptions and their impact on the Company's financial results and operations are unpredictable and could be material.

Pension funding volatility

The Company's funding requirements for its defined benefit pension plans are determined using actuarial valuations. See the section of this MD&A entitled *Critical accounting estimates – Pensions and other postretirement benefits* for information relating to the funding of the Company's defined benefit pension plans. Adverse changes with respect to pension plan returns and the level of interest rates as well as changes to existing federal pension legislation and regulation may significantly impact future pension contributions and have a material adverse effect on the funding status of the plans and the Company's results of operations.

There can be no assurance that the Company's pension expense and funding of its defined benefit pension plans will not increase in the future and thereby negatively impact earnings and/or cash flow.

Reliance on technology and related cybersecurity risk

The Company relies on information technology operated by it or under the control of third parties in all aspects of its business. The Company's and its key third-party vendors' information technology systems are critical to its ability to safely and effectively meet customer expectations, track, maintain, and operate trains and related vehicles, manage employees, and interface with customers, suppliers, vendors, and other third parties.

The Company's cybersecurity risk management and governance program is an integral part of the Company's overall risk management strategy. The Company has adopted a risk-based cybersecurity plan consistent with industry standards and relevant regulatory requirements imposed by U.S. or Canadian regulators. The Company's cybersecurity risk management program utilizes the National Institute of Standards and Technology (NIST) Cybersecurity Framework (CSF) as guidance, implements technology to mitigate cybersecurity risks, and conducts periodic risk assessments, penetration testing by third-party consultants, and employee training. The Company's cybersecurity risk management program also includes ongoing threat research and analysis conducted with the assistance of third-party experts, including on emerging cyber threat attack vectors, tactics, actors, and motivations.

The Company and its third-party vendors and service providers have been subject to, and are likely to continue to be the target of or subject to, data breaches, cyber-attacks, information technology disruptions, and other similar incidents. These incidents may include, among other things, malware, ransomware, distributed denial of service attacks, social engineering, phishing, theft, malfeasance or improper access by employees or third-party vendors, system failures, disruptions or outages caused by human error, fraud, or other modes of attack or disruption. Security threats continue to grow, are increasing in frequency, levels of persistence, intensity and sophistication, and can come from nation states, organized criminals, hacktivists and others. The Company and its third-party vendors and service providers are at heightened risk due to the Company's position as part of both the Canadian and U.S. critical infrastructure and may be impacted by cyber-attacks or security incidents, whether accidental or malicious. The Company has security and mitigation programs in place, including cyber incident response, business continuity, and disaster recovery plans to protect its operations and its information technology and operational assets. However, a cyber-attack, significant disruption, or failure could affect either the Company's own information technology and communications systems or those of its third-party vendors or service providers. Such incidents, including system failure, security breach, disruption by malware, or other damage, could have serious consequences. These consequences could include interrupted or delayed operations, service interruptions, safety failures, security violations, regulatory compliance failures, other operational difficulties, damaged reputation, loss of customers, vendors, suppliers, agents, or third-party capacity providers, misappropriation of assets, misuse or corruption of critical data and proprietary information, and unauthorized system and data access or disclosures. Moreover, the Company may experience security breaches that could remain undetected for an extended period and, therefore, have a greater impact on the services provided. A cyber incident or interruption of information or operational technology systems, even for short periods of time, could expose the Company to a risk of loss, litigation, regulatory oversight, enforcement actions, damage to its reputation or cause it to incur significant time and expense to remedy such an event, any of which could have a material adverse impact on its operational and financial position or incur significant expenses in excess of available cybersecurity coverage. While the Company maintains cybersecurity insurance, if such an event were to take place, the Company may suffer losses beyond the scope of, or in excess of the limits of, its existing cybersecurity insurance coverage.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Cybersecurity and data protection laws and regulations continue to evolve, and are increasingly demanding, both in the U.S. and Canada, which adds compliance complexity and may increase the Company's costs of compliance and expose it to reputational damage or litigation, monetary damages, regulatory enforcement actions, or fines. The Company has invested and continues to invest in technology security initiatives, information technology risk management, cyber incident response, business continuity and disaster recovery plans, and other security and mitigation programs to meet evolving network and cybersecurity expectations and regulations. The development and maintenance of these measures is costly and requires ongoing monitoring and updating as technologies change and malicious cyber actors' efforts to overcome security measures become increasingly more frequent, intense, and sophisticated. Despite the Company's efforts, however, it remains subject to the risk of cyber-attacks that could have a material adverse impact on its operational and financial position.

In addition, if the Company is unable to acquire or effectively implement new technology, including artificial intelligence, it may suffer a competitive disadvantage within the rail industry and with companies providing other modes of transportation service, which could also have an adverse effect on its operational and financial position.

Trade restrictions
Global as well as North American trade conditions, including trade barriers such as the imposition of tariffs, on certain commodities, may interfere with the free circulation of goods across Canada and the U.S. or the cost associated therewith.

There can be no assurance that trade actions will not materially adversely affect the volume of rail shipments and/or revenues from commodities carried by the Company, and thus materially and negatively impact earnings and/or cash flow.

Terrorism and international conflicts
Potential terrorist actions can have a direct or indirect impact on transportation infrastructure, including railway infrastructure in North America, and can interfere with the free flow of goods. Rail lines, facilities and equipment could be directly targeted or become indirect casualties of such acts. International conflicts, including war, can also have an impact on the Company's markets. Government response to such events could adversely affect the Company's operations. Insurance premiums could also increase significantly or coverage could become unavailable.

Customer credit risk
In the normal course of business, the Company monitors the financial condition and credit limits of its customers and reviews the credit history of each new customer. Although the Company believes there are no significant concentrations of credit risk, economic conditions can affect the Company's customers and can result in an increase to the Company's credit risk and exposure to the business failures of its customers. A widespread deterioration of customer credit and/or business failures of customers could have a material adverse effect on the Company's results of operations, financial position or liquidity.

Liquidity
Disruptions in financial markets or deterioration of the Company's credit ratings could hinder the Company's access to external sources of funding to meet its liquidity needs. There can be no assurance that changes in the financial markets will not have a negative effect on the Company's liquidity and its access to capital at acceptable terms and rates.

Supplier concentration
The Company operates in a capital-intensive industry where the complexity of rail equipment (including rolling stock equipment, locomotives, rail and ties) limits the number of suppliers available. The Company also competes with other industries for available capacity and raw materials used in the production of locomotives and certain rail and rolling stock equipment. The supply market could be disrupted if changes in the economy caused any of the Company's suppliers to cease production or to experience capacity or supply shortages. The supply market could become further concentrated and could result in changes to the product or service offerings by suppliers. This could also result in cost increases to the Company and difficulty in obtaining and maintaining the Company's rail equipment and materials. Since the Company also has foreign suppliers, international relations, trade restrictions and global economic and other conditions may potentially interfere with the Company's ability to procure necessary equipment and materials. Widespread business failures of, or restrictions on suppliers, could have a material adverse effect on the Company's results of operations or financial position.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Availability of qualified personnel

The Company may experience demographic challenges in the employment levels of its workforce. Changes in employee demographics, changes in regulation, training requirements and the availability of qualified personnel, particularly locomotive engineers and conductors and information technologists, could negatively impact the Company's ability to meet demand for rail service. The Company monitors employment levels and seeks to ensure that there is an adequate supply of personnel to meet rail service requirements. However, the Company's efforts to attract and retain qualified personnel may be hindered by specific conditions in the job market. No assurance can be given that demographic or other challenges will not materially adversely affect the Company's results of operations or its financial position.

Fuel costs and supply disruptions

The Company is susceptible to the volatility of fuel prices due to changes in the economy or supply disruptions. Rapid fluctuations in fuel prices or fuel supply disruptions can occur due to refinery disruptions, production quota restrictions, increased demand in existing or emerging foreign markets, climate, international politics, environmental and sustainability policies, labor and political instability, as well as war. Increases in fuel prices or supply disruptions may materially adversely affect the Company's results of operations, financial position or liquidity.

Foreign exchange

The Company conducts its business in both Canada and the U.S. and as a result, is affected by currency fluctuations. Changes in the exchange rate between the Canadian dollar and other currencies (including the US dollar) make the goods transported by the Company more or less competitive in the world marketplace and thereby may adversely affect the Company's revenues and expenses.

Interest rates

The Company is exposed to interest rate risk relating to the Company's debt. The Company mainly issues fixed-rate debt, which exposes the Company to variability in the fair value of the debt. The Company also issues debt with variable interest rates, which exposes the Company to variability in interest expense. Adverse changes to market interest rates may significantly impact the fair value or future cash flows of the Company's financial instruments. There can be no assurance that changes in the market interest rates will not have a negative effect on the Company's results of operations or liquidity.

Transportation network disruptions

Due to the integrated nature of the North American freight transportation infrastructure, the Company's operations largely depend on a functioning transportation network in the jurisdictions in which it operates and on the Company's ability to maintain cooperative relationships with connecting carriers. The Company may be negatively affected by service disruptions of its own network, including as a result of illegal blockades, severe weather events or labor interruptions, as well as of other transportation links such as ports and other railroads which interchange with the Company. A significant prolonged service disruption of CN's network or the network of one or more of these entities could have an adverse effect on the Company's results of operations, financial position or liquidity and any deterioration in the cooperative relationships with the Company's connecting carriers could directly affect the Company's operations.

Severe weather

The Company's success is dependent on its ability to operate its railroad efficiently. Changing climate conditions, severe weather and natural disasters, such as extreme cold or heat, significant precipitation, flooding, droughts, fires, hurricanes, tornadoes, landslides and earthquakes, have in the past caused, and could in the future again cause, disruptions to our operations, including as a result of track outages and other service interruptions, evacuation of our workforce, and to the operations of our customers, and severe damage to the Company's infrastructure or properties. Impacts from these types of events are highly variable, based on the severity and length of the event and scope of network impact, and changes in weather patterns caused by climate change are expected to increase the frequency, severity or duration of certain adverse weather conditions. Business interruptions resulting from severe weather have in the past caused, and could in the future again result in increased costs, including modifications to existing infrastructure or implementation of new infrastructure to prevent or reduce severity of future impacts to the Company's business, and increased liabilities and lower revenues, which could have a material adverse effect on the Company's results of operations, financial condition or liquidity. If any natural occurrence leads to catastrophic interruption of service, the Company may not be able to restore service without a significant interruption in operations.

Insurance maintained by the Company to protect against loss of business and other related consequences resulting from these natural occurrences is subject to coverage limitations, depending on the nature of the risk insured. This insurance may not be sufficient to cover all of the Company's damages or damages to others, and may not continue to be available at commercially reasonable rates.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Climate change

Market changes

The Company's business is based on transporting a wide variety of commodities from suppliers to the marketplace. The Company regularly transports energy commodities that serve refineries, processing locations, and end-users across North America and global markets. The Company's business lines include thermal and metallurgical coal, crude oil and petroleum products, including liquefied petroleum gas, fuel oil, asphalt, gasoline, condensate (diluent), and lubricant oils. Shifting consumer demand to lower-carbon products and increased climate-focused regulations, such as carbon pricing and fuel regulations, may bring about a broad transition in the energy sector. Programs that place a price on carbon emissions or other government restrictions on certain market sectors may further impact current and potential freight rail customers in the energy sector. A comprehensive transition in the energy sector could significantly impact the markets of the Company's energy customers or lead to market differentiation through geographic variation in policies and demand trends. A portion of the Company's business could be materially affected by potential future changes and instability of such a transition. Government incentives encouraging the use of alternative sources of energy also could affect certain of the Company's customers and the markets for certain of the commodities it carries in a manner that could alter our traffic patterns. Climate change could affect the markets for, or the volume of, the goods the Company carries or otherwise have a material adverse effect on the Company's results of operations, financial positions or liquidity.

Legislative and regulatory response to climate change

Government action or inaction to address climate change could also affect CN. The Company is currently subject to climate change and other emissions-related laws and regulations at the federal, provincial and state levels in the jurisdictions in which it operates. While CN is continually focused on efficiency improvements and reducing its carbon footprint, cap and trade systems, carbon taxes, or other controls on emissions of greenhouse gases imposed by various government bodies could increase the Company's capital and operating costs. An escalating price on carbon emissions could materially increase direct costs related to fuel purchases and indirect expenses related to purchased goods, materials, and electricity required to operate our business. The Company may not be able to offset such impacts through, for example, higher freight rates.

The Company expects climate-related legislation and regulation to continue to rapidly evolve. The adoption of new climate-related legislation and/or regulations, or changes to existing climate-related legislation and/or regulation, could result in increased compliance risk and costs for the Company. In addition, while the Company endeavors to comply with applicable legislative and regulatory requirements, there is uncertainty around the impact of existing and proposed climate-related laws and regulations on the Company's business and operations, such that the Company may be subject to increased legal costs related to defending and resolving legal claims and other litigation related to climate change. Climate change legislation and regulation could also affect CN's customers and make it difficult for CN's customers to produce products in a cost-competitive manner due to increased energy costs, which could, in turn, impact demand for CN's services and have a material adverse effect on the Company's performance.

Reputation

The Company has a well-recognized brand that our customers associate with quality and safe transportation services. Failure to maintain quality, ethical and socially responsible operations across the Company's supply chain could materially adversely affect its brand and reputation. Public concerns about the environmental impact of the Company's operations could also negatively impact consumers' perceptions of the Company's brand and reputation. Any negative publicity about, or significant damage to, the Company's brand and reputation could have an adverse impact on customer perception and confidence, which could materially adversely affect the Company's results of operations or its financial position. Also, the pervasiveness and viral nature of social media could exacerbate any negative publicity with respect to the Company's business practices.

Moreover, increasing governmental and public awareness and concern about ESG matters, notably climate change, sustainability, diversity and Indigenous relations, could result in enhanced legal requirements or public expectations, in each case, that aim or require to expand the nature, scope and complexity of matters that the Company is required to control, assess, comply with or report, which could, in turn, increase the Company's compliance costs. In addition, if the Company is unable to meet evolving requirements and/or expectations, our brand and reputation could be negatively impacted, which could in turn materially adversely affect the Company's results of operations or its financial position. The Company's access to capital could also be negatively affected if financial institutions, rating agencies and/or lenders adopt more restrictive ESG policies that the Company may not be able to meet.

CN has also set a number of specific climate goals and regularly discloses these goals and our progress thereon. Achieving these goals is subject to several risks and uncertainties, and, while the Company currently believes its goals are reasonably achievable, there can be no certainty that the Company will achieve these goals, or any future climate goals it may establish, or that achieving any of these goals will meet all of the expectations of its stakeholders. Risk factors that may impact the Company's ability to achieve its climate goals include, but are not limited to: changes in carbon markets; evolving sustainability strategies and scientific, methodological or technological developments, including future investments in and the availability of GHG emissions-reduction tools and technologies; shifts in the science, data, methodology and legal and financial considerations underlying our climate and sustainability-related analysis and strategy, including those developed and used by organizations such as SBT; the ability of the Company to successfully implement its climate and sustainability-related strategies and initiatives (including actions and plans undertaken by the Company to reduce GHG emissions); significant changes in the Company's GHG emissions profile as a result of changes to its railway asset base; the Company's ability to work with governments and third parties to mitigate the impacts of climate change; domestic and international economic conditions, including exchange rates; the effects of competition and regulation; uncertainties in the financial markets; capital spending; actions of vendors; the willingness of customers to acquire our services; cost of network expansion; maintenance and retrofits; and physical impact of climate change on our business. Also, the implementation of these objectives may expose the Company to certain additional heightened financial and operational risks, and is expected to require additional costs, which may be higher than anticipated. In addition, the accuracy, consistency and usefulness of climate or sustainability-related data (including data underlying our current or future goals and their baselines) could be impacted by a number of factors, including the accuracy of the assumptions in the science-based methodology used to calculate this data, improvement in our data collection and measuring systems, activities such as joint ventures, mergers and acquisitions or divestitures, and industry-driven changes to methodologies. If the Company is unable to achieve its climate goals or satisfy the expectations of its stakeholders, its brand and reputation could be materially and adversely affected, which could in turn materially adversely affect the Company's results of operations or its financial position.

Controls and procedures

The Company's Chief Executive Officer and its Chief Financial Officer, after evaluating the effectiveness of the Company's disclosure controls and procedures (as defined in *Exchange Act* Rules 13a-15(e) and 15d-15(e)) as of December 31, 2024, have concluded that the Company's disclosure controls and procedures were effective.

During the fourth quarter ended December 31, 2024, there were no changes in the Company's internal control over financial reporting (as defined in *Exchange Act* Rules 13a-15(f) and 15d-15(f)) that materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

As of December 31, 2024, management has assessed the effectiveness of the Company's internal control over financial reporting (as defined in *Exchange Act* Rules 13a-15(f) and 15d-15(f)) using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control – Integrated Framework* (2013). Based on this assessment, management has determined that the Company's internal control over financial reporting was effective as of December 31, 2024, and issued Management's Report on Internal Control over Financial Reporting dated February 4, 2025 to that effect.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

Management has assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2024 using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control - Integrated Framework* (2013). Based on this assessment, management has determined that the Company's internal control over financial reporting was effective as of December 31, 2024.

KPMG LLP, an independent registered public accounting firm, has issued an unqualified audit report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2024 and has also expressed an unqualified audit opinion on the Company's 2024 consolidated financial statements as stated in their Reports of Independent Registered Public Accounting Firm dated February 4, 2025.

(s) Tracy Robinson
President and Chief Executive Officer

February 4, 2025

(s) Ghislain Houle
Executive Vice-President and Chief Financial Officer

February 4, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors
Canadian National Railway Company:

Opinion on the consolidated financial statements
We have audited the accompanying consolidated balance sheets of Canadian National Railway Company (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control – Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 4, 2025 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for opinion
These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Evaluation of income taxes
As discussed in Note 7 to the consolidated financial statements, the deferred income tax assets were $689 million and the deferred income tax liabilities were $10,874 million as of December 31, 2024, and income tax expense was $1,404 million for the year ended December 31, 2024. The Company operates in different tax jurisdictions which requires the Company to make significant judgments and estimates in relation to its tax positions.

We identified the evaluation of the deferred income tax assets, the deferred income tax liabilities, and income tax expense as a critical audit matter due to the magnitude of these tax balances and complexities in the evaluation of the application of the relevant tax regulations applicable to the Company. A high degree of auditor judgment was required in assessing certain of the Company's tax positions and balances.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's reconciliation and analysis of its deferred income tax balances. We involved income tax professionals with specialized skills and knowledge who assisted in: (1) assessing the Company's interpretation of the relevant tax regulations; (2) evaluating the reasonability of the Company's tax positions; and (3) analyzing the Company's deferred income tax balances by comparing prior year tax estimates to actual tax returns filed, and evaluating the Company's reconciliation of the deferred income tax balances to the underlying temporary differences.

Evaluation of capitalization of costs relating to track and railway infrastructure

As discussed in Note 11 to the consolidated financial statements, capital additions, net of finance leases, were $3,549 million for the year ended December 31, 2024, of which $1,564 million related to track and railway infrastructure maintenance, including the replacement of rail, ties, bridge improvements, and other general track maintenance. As discussed in Note 1 to the consolidated financial statements, expenditures related to self-constructed properties include direct material, labor, and contracted services, as well as other allocated costs.

We identified the evaluation of capitalization of costs relating to track and railway infrastructure as a critical audit matter. The magnitude and complexities in self-constructed properties, as well as the judgments involved in determining whether the expenditure met the Company's pre-determined capitalization criteria required subjective auditor judgment.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's capital additions process, including controls related to the monitoring of budget versus actual costs on capital projects and the Company's assessment that the expenditures charged to projects meet the Company's pre-determined capitalization criteria. For a sample of capital expenditure additions, we examined underlying documentation and assessed whether the expenditure met the Company's pre-determined capitalization criteria. The testing was performed at a disaggregated level by type of cost (including direct material, labor, and contracted services), and for rail, included comparisons to prior period per unit measures by region. In addition, we examined the Company's budget versus actual analysis on capital projects and assessed the Company's explanations of differences exceeding pre-determined testing thresholds.

(s) KPMG LLP

We have served as the Company's auditor since 1992.

Montréal, Canada
February 4, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors
Canadian National Railway Company:

Opinion on internal control over financial reporting
We have audited Canadian National Railway Company's (the "Company") internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated balance sheets of the Company as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively the "consolidated financial statements'), and our report dated February 4, 2025 expressed an unqualified opinion on those consolidated financial statements.

Basis for opinion
The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and limitations of internal control over financial reporting
A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

(s) KPMG LLP

Montréal, Canada
February 4, 2025

CONSOLIDATED FINANCIAL STATEMENTS

Contents

CONSOLIDATED STATEMENTS OF INCOME

In millions, except per share data	Year ended December 31,		2024		2023		2022
Revenues (Note 4)		$	**17,046**	$	16,828	$	17,107
Operating expenses							
Labor and fringe benefits			**3,422**		3,150		2,935
Purchased services and material			**2,313**		2,254		2,191
Fuel			**2,060**		2,097		2,518
Depreciation and amortization			**1,892**		1,817		1,729
Equipment rents			**392**		359		338
Other			**642**		554		556
Loss on assets held for sale (Note 5)			**78**		—		—
Total operating expenses			**10,799**		10,231		10,267
Operating income			**6,247**		6,597		6,840
Interest expense			**(891)**		(722)		(548)
Other components of net periodic benefit income (Note 17)			**454**		479		498
Other income (loss) (Note 6)			**42**		134		(27)
Income before income taxes			**5,852**		6,488		6,763
Income tax expense (Note 7)			**(1,404)**		(863)		(1,645)
Net income		$	**4,448**	$	5,625	$	5,118
Earnings per share (Note 8)							
Basic		$	**7.02**	$	8.55	$	7.46
Diluted		$	**7.01**	$	8.53	$	7.44
Weighted-average number of shares (Note 8)							
Basic			**633.5**		657.7		686.4
Diluted			**634.5**		659.1		688.3

See accompanying notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

In millions	Year ended December 31,		2024		2023		2022
Net income		$	**4,448**	$	5,625	$	5,118
Other comprehensive income (loss) (Note 20)							
Net gain (loss) on foreign currency translation			**388**		(101)		366
Net change in pension and other postretirement benefit plans			**1,025**		(334)		(250)
Derivative instruments			**(20)**		96		(2)
Other comprehensive income (loss) before income taxes			**1,393**		(339)		114
Income tax recovery (expense)			**(134)**		29		158
Other comprehensive income (loss)			**1,259**		(310)		272
Comprehensive income		$	**5,707**	$	5,315	$	5,390

See accompanying notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

In millions	As at December 31,	2024	2023
Assets			
Current assets			
Cash and cash equivalents		$ 389	$ 475
Restricted cash and cash equivalents *(Note 15)*		12	449
Accounts receivable *(Note 9)*		1,164	1,300
Material and supplies		720	699
Other current assets *(Note 10)*		334	166
Total current assets		2,619	3,089
Properties *(Note 11)*		47,960	44,617
Operating lease right-of-use assets *(Note 12)*		485	424
Pension asset *(Note 17)*		4,541	3,140
Deferred income tax assets *(Note 7)*		689	682
Intangible assets, goodwill and other *(Note 13)*		773	714
Total assets		$ 57,067	$ 52,666
Liabilities and shareholders' equity			
Current liabilities			
Accounts payable and other *(Note 14)*		$ 2,810	$ 2,695
Current portion of long-term debt *(Note 15)*		1,166	2,340
Total current liabilities		3,976	5,035
Deferred income tax liabilities *(Note 7)*		10,874	10,066
Other liabilities and deferred credits *(Note 16)*		612	522
Pension and other postretirement benefits *(Note 17)*		483	495
Long-term debt *(Note 15)*		19,728	16,133
Operating lease liabilities *(Note 12)*		343	298
Total liabilities		36,016	32,549
Shareholders' equity			
Common shares *(Note 18)*		3,474	3,512
Common shares in Share Trusts *(Note 18)*		(129)	(144)
Additional paid-in capital		372	373
Accumulated other comprehensive loss *(Note 20)*		(1,020)	(2,279)
Retained earnings		18,354	18,655
Total shareholders' equity		21,051	20,117
Total liabilities and shareholders' equity		$ 57,067	$ 52,666

See accompanying notes to Consolidated Financial Statements.

On behalf of the Board of Directors:

(s) Shauneen Bruder

Director

(s) Tracy Robinson

Director

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

In millions	Number of common shares Outstanding	Share Trusts	Common shares	Common shares in Share Trusts	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total shareholders' equity
Balance at December 31, 2021	700.9	1.1	$ 3,704	$ (103)	$ 397	$ (2,241)	$ 20,987	$ 22,744
Net income							5,118	5,118
Stock options exercised	0.6		70		(9)			61
Settlement of equity settled awards (Note 18)	0.4	(0.4)		38	(84)		(22)	(68)
Stock-based compensation and other					77		(2)	75
Repurchase of common shares (Note 18)	(30.2)		(161)				(4,548)	(4,709)
Share purchases by Share Trusts (Note 18)	(0.7)	0.7		(105)				(105)
Other comprehensive income (Note 20)						272		272
Dividends ($2.93 per share)							(2,004)	(2,004)
Balance at December 31, 2022	671.0	1.4	3,613	(170)	381	(1,969)	19,529	21,384
Net income							5,625	5,625
Stock options exercised	0.5		56		(7)			49
Settlement of equity settled awards (Note 18)	0.5	(0.5)		54	(77)		(32)	(55)
Stock-based compensation and other					76		(2)	74
Repurchase of common shares (Note 18)	(29.1)		(157)				(4,394)	(4,551)
Share purchases by Share Trusts (Note 18)	(0.2)	0.2		(28)				(28)
Other comprehensive loss (Note 20)						(310)		(310)
Dividends ($3.16 per share)							(2,071)	(2,071)
Balance at December 31, 2023	642.7	1.1	3,512	(144)	373	(2,279)	18,655	20,117
Net income							4,448	4,448
Stock options exercised	0.4		47		(6)			41
Settlement of equity settled awards (Note 18)	0.5	(0.5)		65	(80)		(42)	(57)
Stock-based compensation and other					85		(3)	82
Repurchase of common shares (Note 18)	(15.4)		(85)				(2,566)	(2,651)
Share purchases by Share Trusts (Note 18)	(0.3)	0.3		(50)				(50)
Other comprehensive income (Note 20)						1,259		1,259
Dividends ($3.38 per share)							(2,138)	(2,138)
Balance at December 31, 2024	**627.9**	**0.9**	**$ 3,474**	**$ (129)**	**$ 372**	**$ (1,020)**	**$ 18,354**	**$ 21,051**

See accompanying notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

In millions	Year ended December 31,	2024	2023	2022
Operating activities				
Net income		**$ 4,448**	$ 5,625	$ 5,118
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation and amortization		**1,892**	1,817	1,729
Pension income and funding		**(385)**	(418)	(387)
Loss on assets held for sale *(Note 5)*		**78**	–	–
Gain on disposal of property *(Note 6)*		**–**	(129)	–
Deferred income taxes *(Note 7)*		**325**	(288)	404
Changes in operating assets and liabilities:				
Accounts receivable		**205**	71	(290)
Material and supplies		**(6)**	(18)	(82)
Accounts payable and other		**(107)**	(191)	(9)
Other current assets		**–**	85	(30)
Other operating activities, net		**249**	411	214
Net cash provided by operating activities		**6,699**	6,965	6,667
Investing activities				
Property additions		**(3,549)**	(3,187)	(2,750)
Business acquisitions and combinations *(Note 3)*		**–**	(390)	–
Proceeds from assets held for sale *(Note 5)*		**–**	–	273
Proceeds from disposal of property *(Note 6)*		**–**	129	–
Other investing activities, net		**(58)**	(20)	(33)
Net cash used in investing activities		**(3,607)**	(3,468)	(2,510)
Financing activities				
Issuance of debt *(Note 15)*		**3,483**	2,554	1,899
Repayment of debt *(Note 15)*		**(1,038)**	(250)	(383)
Change in commercial paper, net *(Note 15)*		**(1,381)**	908	563
Settlement of foreign exchange forward contracts on debt		**120**	38	79
Issuance of common shares for stock options exercised *(Note 19)*		**41**	49	61
Withholding taxes remitted on the net settlement of equity settled awards *(Note 19)*		**(52)**	(51)	(44)
Repurchase of common shares *(Note 18)*		**(2,600)**	(4,551)	(4,709)
Purchase of common shares for settlement of equity settled awards		**(5)**	(4)	(24)
Purchase of common shares by Share Trusts *(Note 18)*		**(50)**	(28)	(105)
Dividends paid		**(2,138)**	(2,071)	(2,004)
Net cash used in financing activities		**(3,620)**	(3,406)	(4,667)
Effect of foreign exchange fluctuations on cash, cash equivalents, restricted cash, and restricted cash equivalents		**5**	(1)	3
Net increase (decrease) in cash, cash equivalents, restricted cash, and restricted cash equivalents		**(523)**	90	(507)
Cash, cash equivalents, restricted cash, and restricted cash equivalents, beginning of year		**924**	834	1,341
Cash, cash equivalents, restricted cash, and restricted cash equivalents, end of year		**$ 401**	$ 924	$ 834
Cash and cash equivalents, end of year		**$ 389**	$ 475	$ 328
Restricted cash and cash equivalents, end of year		**12**	449	506
Cash, cash equivalents, restricted cash, and restricted cash equivalents, end of year		**$ 401**	$ 924	$ 834
Supplemental cash flow information				
Interest paid		**$ (926)**	$ (776)	$ (542)
Income taxes paid *(Note 7)*		**$ (1,221)**	$ (1,197)	$ (1,288)

See accompanying notes to Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Canadian National Railway Company, together with its wholly-owned subsidiaries, collectively "CN" or the "Company", is engaged in the rail and related transportation business. CN spans Canada and the United States of America (U.S.), connecting Canada's Eastern and Western coasts with the U.S. South. CN's freight revenues are derived from the movement of a diversified and balanced portfolio of goods, including petroleum and chemicals, grain and fertilizers, coal, metals and minerals, forest products, intermodal and automotive.

1 – Summary of significant accounting policies

Basis of presentation

These consolidated financial statements are expressed in Canadian dollars, except where otherwise indicated, and have been prepared in accordance with United States generally accepted accounting principles (GAAP) as codified in the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC).

Principles of consolidation

These consolidated financial statements include the accounts of all subsidiaries and variable interest entities for which the Company is the primary beneficiary. The Company is the primary beneficiary of the Employee Benefit Plan Trusts ("Share Trusts") as the Company has the direct ability to make decisions regarding the Share Trusts' principal activities. The Company's investments in which it has significant influence are accounted for using the equity method and all other investments for which fair value is not readily determinable are accounted for at cost minus impairment, plus or minus observable price changes.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management reviews its estimates, including those related to goodwill, intangible assets, identified assets and liabilities acquired in business combinations, income taxes, depreciation, pensions and other postretirement benefits, personal injury and other claims, and environmental matters, based upon available information. Actual results could differ from these estimates.

Revenues

Nature of services

The Company's revenues consist of freight revenues and other revenues. Freight revenues include revenue from the movement of freight over rail and are derived from the following seven commodity groups:

- Petroleum and chemicals, which includes chemicals and plastics, refined petroleum products, crude and condensate, and sulfur;
- Metals and minerals, which includes energy materials, metals, minerals, and iron ore;
- Forest products, which includes lumber, pulp, paper, and panels;
- Coal, which includes coal and petroleum coke;
- Grain and fertilizers, which includes Canadian regulated grain, Canadian commercial grain, U.S. grain, potash and other fertilizers;
- Intermodal, which includes rail and trucking services for domestic and international traffic; and
- Automotive, which includes finished vehicles and auto parts.

Freight revenues also comprise revenues for optional services beyond the basic movement of freight including asset use, switching, storage, and other services.

Other revenues are derived from non-rail logistics services that support the Company's rail business including vessels and docks, transloading and distribution, automotive logistics, and freight forwarding and transportation management.

Revenue recognition

Revenues are recognized when control of promised services is transferred to customers in an amount that reflects the consideration the Company expects to be entitled to receive in exchange for those services.

The Company accounts for contracts with customers when it has approval and commitment from both parties, each party's rights have been identified, payment terms are defined, the contract has commercial substance and collection is probable. For contracts that involve multiple performance obligations, the Company allocates the transaction price to each performance obligation in the contract based on relative standalone selling prices and recognizes revenue when, or as, performance obligations in the contract are satisfied.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Revenues are presented net of taxes collected from customers and remitted to governmental authorities.

Freight revenues

Freight services are arranged through publicly-available tariffs or customer-specific agreements that establish the pricing, terms and conditions for freight services offered by the Company. For revenue recognition purposes, a contract for the movement of freight over rail exists when shipping instructions are sent by a customer and have been accepted by the Company in connection with the relevant tariff or customer-specific agreement.

Revenues for the movement of freight over rail are recognized over time due to the continuous transfer of control to the customer as freight moves from origin to destination. Progress towards completion of the performance obligation is measured based on the transit time of freight from origin to destination. The allocation of revenues between periods is based on the relative transit time in each period with expenses recorded as incurred. Revenues related to freight contracts that require the involvement of another rail carrier to move freight from origin to destination are reported on a net basis. Freight movements are completed over a short period of time and are generally completed before payment is due. Freight receivables are included in Accounts receivable on the Consolidated Balance Sheets.

The Company has no material contract assets associated with freight revenues.

Contract liabilities represent consideration received from customers for which the related performance obligation has not been satisfied. Contract liabilities are recognized into revenues when or as the related performance obligation is satisfied. The Company includes contract liabilities within Accounts payable and other and Other liabilities and deferred credits on the Consolidated Balance Sheets.

Revenues for optional services are recognized at a point in time or over time as performance obligations are satisfied, depending on the nature of the service.

Freight contracts may be subject to variable consideration in the form of volume-based incentives, rebates, or other items, which affect the transaction price. Variable consideration is recognized as revenue to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur. Variable consideration is accrued on the basis of management's best estimate of the expected amount, which is based on available historical, current and forecasted information.

Other revenues

Other revenues are recognized at a point in time or over time as performance obligations are satisfied, depending on the nature of the service.

Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under the asset and liability method, the change in the net deferred income tax asset or liability is included in the computation of Net income or Other comprehensive income (loss). Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.

Earnings per share

Basic earnings per share is calculated using the weighted-average number of basic shares outstanding during the period. The weighted-average number of basic shares outstanding excludes shares held in the Share Trusts and includes vested equity settled stock-based compensation awards other than stock options. Diluted earnings per share is calculated using the weighted-average number of diluted shares outstanding during the period, applying the treasury stock method. The weighted-average number of diluted shares outstanding includes the dilutive effects of common shares issuable upon exercise of outstanding stock options and nonvested equity settled awards.

Foreign currency

All of the Company's foreign subsidiaries use the US dollar as their functional currency. Accordingly, the foreign subsidiaries' assets and liabilities are translated into Canadian dollars at the exchange rate in effect at the balance sheet date and the revenues and expenses are translated at the average exchange rates during the year. All adjustments resulting from the translation of the foreign operations are recorded in Other comprehensive income (loss).

The Company designates the US dollar-denominated debt of the parent company as a foreign currency hedge of its net investment in foreign operations. Accordingly, foreign exchange gains and losses, from the dates of designation, on the translation of the US dollar-denominated debt are included in Other comprehensive income (loss).

Cash and cash equivalents

Cash and cash equivalents include highly liquid investments purchased three months or less from maturity and are stated at cost plus accrued interest, which approximates fair value.

Restricted cash and cash equivalents

The Company has the option, under its bilateral letter of credit facility agreements with various banks, to pledge collateral in the form of cash and cash equivalents for a minimum term of one month, equal to at least the face value of the letters of credit issued. Restricted cash and cash equivalents include highly liquid investments purchased three months or less from maturity and are stated at cost plus accrued interest, which approximates fair value.

Accounts receivable

Accounts receivable are recorded at cost net of billing adjustments and an allowance for credit losses. The allowance for credit losses is based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectibility of the reported amount. When a receivable is deemed uncollectible, it is written off against the allowance for credit losses. Subsequent recoveries of amounts previously written off are credited to bad debt expense in Other expense in the Consolidated Statements of Income.

Material and supplies

Material and supplies, which consist mainly of rail, ties, and other items for construction and maintenance of property and equipment, as well as diesel fuel, are measured at weighted-average cost.

Assets held for sale

Assets that are classified as held for sale are measured at the lower of their carrying amount or fair value less expected selling costs ("estimated selling price") with a loss recognized to the extent that the carrying amount exceeds the estimated selling price. The classification is applicable at the date upon which the sale of assets is probable, and the assets are available for immediate sale in their present condition. The transfer of the assets must also be expected to qualify for recognition as a completed sale within the year following the date of classification.

Assets once classified as held for sale, are not subject to depreciation or amortization and both the assets and any liabilities directly associated with the assets held for sale are classified as current in the Balance Sheets.

Subsequent changes to the estimated selling price of assets held for sale are recorded as recoveries or losses to the Consolidated Statements of Income wherein the recognition of subsequent gains is limited to the cumulative loss previously recognized.

Properties

Capitalization of costs

The Company's railroad operations are highly capital intensive. The Company's properties mainly consist of homogeneous or network-type assets such as rail, ties, ballast and other structures, which form the Company's Track and roadway properties, and Rolling stock. The Company's capital expenditures are for the replacement of existing assets and for the purchase or construction of new assets to enhance operations or provide new service offerings to customers. A large portion of the Company's capital expenditures are for self-constructed properties, including the replacement of existing track and roadway assets and track line expansion, as well as major overhauls and large refurbishments of rolling stock.

Expenditures are capitalized if they extend the life of the asset or provide future benefits such as increased revenue-generating capacity, functionality or service capacity. The Company has a process in place to determine whether or not costs qualify for capitalization, which requires judgment. For Track and roadway properties, the Company establishes basic capital programs to replace or upgrade the track infrastructure assets which are capitalized if they meet the capitalization criteria.

In addition, for Track and roadway properties, expenditures that meet the minimum level of activity as defined by the Company are also capitalized as follows:

- *grading*: installation of road bed, retaining walls, and drainage structures;
- *rail and related track material*: installation of 39 or more continuous feet of rail;
- *ties*: installation of five or more ties per 39 feet; and
- *ballast*: installation of 171 cubic yards of ballast per mile.

For purchased assets, the Company capitalizes all costs necessary to make the assets ready for their intended use. For self-constructed properties, expenditures include direct material, labor, and contracted services, as well as other allocated costs. These allocated costs include, but are not limited to, project supervision, fringe benefits, maintenance on equipment used on projects as well as the cost of small tools and supplies. The Company reviews and adjusts its allocations, as required, to reflect the actual costs incurred each year.

For the rail asset, the Company capitalizes the costs of rail grinding which consists of restoring and improving the rail profile and removing irregularities from worn rail to extend the service life. The service life of the rail asset is increased incrementally as rail grinding is performed thereon, and as such, the costs incurred are capitalized given that the activity extends the service life of the rail asset beyond its original or current condition as additional gross tons can be carried over the rail for its remaining service life.

For the ballast asset, the Company engages in shoulder ballast undercutting that consists of removing some or all of the ballast, which has deteriorated over its service life, and replacing it with new ballast. When ballast is installed as part of a shoulder ballast undercutting project, it represents the addition of a new asset and not the repair or maintenance of an existing asset. As such, the Company capitalizes expenditures related to shoulder ballast undercutting given that an existing asset is retired and replaced with a new asset. Under the group method of accounting for properties, the deteriorated ballast is retired at its historical cost.

Costs of deconstruction and removal of replaced assets, referred to herein as dismantling costs, are distinguished from installation costs for self-constructed properties based on the nature of the related activity. For Track and roadway properties, employees concurrently perform dismantling and installation of new track and roadway assets and, as such, the Company estimates the amount of labor and other costs that are related to dismantling. The Company determines dismantling costs based on an analysis of the track and roadway installation process.

Expenditures relating to the Company's properties that do not meet the Company's capitalization criteria are expensed as incurred. For Track and roadway properties, such expenditures include but are not limited to spot tie replacement, spot or broken rail replacement, physical track inspection for detection of rail defects and minor track corrections, and other general maintenance of track infrastructure.

Depreciation

Properties are carried at cost less accumulated depreciation including asset impairment write-downs. The cost of properties, including those under finance leases, net of asset impairment write-downs, is depreciated on a straight-line basis over their estimated service lives, measured in years, except for rail and ballast whose service lives are measured in millions of gross tons. The Company follows the group method of depreciation whereby a single composite depreciation rate is applied to the gross investment in a class of similar assets, despite small differences in the service life or salvage value of individual property units within the same asset class. The Company uses approximately 40 different depreciable asset classes.

For all depreciable asset classes, the depreciation rate is based on the estimated service lives of the assets. Assessing the reasonableness of the estimated service lives of properties requires judgment and is based on currently available information, including periodic depreciation studies conducted by the Company. The Company's U.S. properties are subject to comprehensive depreciation studies as required by the Surface Transportation Board (STB) and are conducted by external experts. Depreciation studies for Canadian properties are not required by regulation and are conducted internally. Studies are performed on specific asset groups on a periodic basis. Changes in the estimated service lives of the assets and their related composite depreciation rates are implemented prospectively.

The service life of the rail asset is based on expected future usage of the rail in its existing condition, determined using railroad industry research and testing (based on rail characteristics such as weight, curvature and metallurgy), factoring in the rail asset's usage to date. The annual composite depreciation rate for the rail asset is determined by dividing the estimated annual number of gross tons carried over the rail by the estimated service life of the rail measured in millions of gross tons. The Company amortizes the cost of rail grinding over the remaining life of the rail asset, which includes the incremental life extension generated by rail grinding.

Given the nature of the railroad and the composition of its network which is made up of homogeneous long-lived assets, it is impractical to maintain records of specific properties at their lowest unit of property.

Retirements of assets occur through the replacement of an asset in the normal course of business, the sale of an asset or the abandonment of a section of track. For retirements in the normal course of business, generally the life of the retired asset is within a reasonable range of the expected useful life, as determined in the depreciation studies, and, as such, no gain or loss is recognized under the group method. The asset's cost is removed from the asset account and the difference between its estimated historical cost and estimated related accumulated depreciation (net of salvage proceeds and dismantling costs), if any, is recorded as an adjustment to accumulated depreciation and no gain or loss is recognized. The estimated historical cost of the retired asset is estimated by using deflation factors or indices that closely correlate to the properties comprising the asset classes in combination with the estimated age of the retired asset using a first-in, first-out approach, and applying it to the replacement value of the asset.

In each depreciation study, an estimate is made of any excess or deficiency in accumulated depreciation for all corresponding asset classes to ensure that the depreciation rates remain appropriate. The excess or deficiency in accumulated depreciation is amortized over the remaining life of the asset class.

For retirements of depreciable properties that do not occur in the normal course of business, the historical cost, net of salvage proceeds, is recorded as a gain or loss in income. A retirement is considered not to be in the normal course of business if it meets the following criteria: (i) it is unusual, (ii) it is significant in amount, and (iii) it varies significantly from the retirement pattern identified through depreciation studies. A gain or loss is recognized in Other income for the sale of land or disposal of assets that are not part of railroad operations.

Government assistance

By analogy to the grant model of accounting within International Accounting Standards (IAS) 20, Accounting for Government Grants and Disclosure of Government Assistance, the Company records government assistance from various levels of Canadian and U.S. governments and government agencies when the conditions of their receipt are complied with and there is reasonable assurance that the assistance will be received.

The Company receives government assistance typically in the form of cash primarily for the purpose of track infrastructure assets and public safety improvements to track and roadway properties. The government assistance related to properties has conditions of how the assistance is to be spent; such as the Company purchasing or self-constructing assets to improve CN assets and under limited transactions would require the Company to reimburse the assistance if certain conditions are not adhered to. The period for which the assistance is received coincides with the timing to complete the purchase or self-construction.

The Company accounts for government assistance received or receivable related to CN's property assets as a reduction from the cost of the assets in the Consolidated Balance Sheets within Properties and depreciated over the same service life of the related assets in Depreciation and amortization in the Consolidated Statements of Income.

Leases

The Company engages in short and long-term leases for rolling stock including locomotives and freight cars, equipment, real estate and service contracts that contain embedded leases. The Company determines whether or not a contract contains a lease at inception. Leases with a term of twelve months or less are not recorded by the Company on the Consolidated Balance Sheets.

Finance and operating lease right-of-use assets and liabilities are recognized based on the present value of the future lease payments over the lease term at the commencement date. Where the implicit interest rate is not determinable from the lease, the Company uses internal incremental borrowing rates by tenor and currency to initially measure leases in excess of twelve months on the Consolidated Balance Sheets. Operating lease expense is recognized on a straight-line basis over the lease term.

The Company's lease contracts may contain termination, renewal, and/or purchase options, residual value guarantees, or a combination thereof, all of which are evaluated by the Company on a quarterly basis. The majority of renewal options available extend the lease term from one to five years. The Company accounts for such contract options when the Company is reasonably certain that it will exercise one of these options.

Lease contracts may contain lease and non-lease components that the Company generally accounts for separately, with the exception of the freight car asset category for which the Company has elected to not separate the lease and non-lease components.

Intangible assets

Intangible assets consist mainly of customer contracts and relationships acquired through business acquisitions. Intangible assets are generally amortized on a straight-line basis over their expected useful lives, ranging from 20 to 50 years. If a change in the estimated useful life of an intangible asset is determined, amortization is adjusted prospectively.

With respect to impairment, the Company tests the recoverability of its intangible assets held and used whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, based on future undiscounted cash flows. If the carrying amount of an intangible asset is not recoverable and exceeds the fair value, an impairment loss is recognized for the amount by which the carrying amount of the asset exceeds the fair value.

Goodwill

The Company recognizes goodwill as the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations. Goodwill is assigned to the reporting units that are expected to benefit from the business acquisition. The carrying amount of goodwill is not amortized; instead, it is assessed for impairment annually as of the first day of the fiscal fourth quarter or more frequently if events or changes in circumstances indicate that it is more likely than not that the fair value of a reporting unit is less than the carrying amount.

With respect to impairment, the Company may first assess certain qualitative factors to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill, or proceed directly to a quantitative goodwill impairment test. Qualitative factors include but are not limited to, economic, market and industry conditions, cost factors and overall financial performance of the reporting unit, and events such as changes in management or customers. If the qualitative assessment indicates that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test must be performed. The quantitative impairment test is performed by comparing the fair value of a reporting unit with its carrying amount, including goodwill, and an impairment loss is recognized for the amount by which the carrying amount exceeds the reporting unit's fair value, up to the value of goodwill. The Company defines the fair value of a reporting unit as the price that would be received to sell the reporting unit as a whole in an orderly transaction between market participants as of the impairment date. To determine the fair value of a reporting unit, the Company uses the discounted cash flow method using the pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or group of assets.

Accounts receivable securitization

Based on the structure of its accounts receivable securitization program, the Company accounts for the proceeds received as secured borrowings.

Pensions

Pension costs are determined using actuarial methods. Net periodic benefit cost (income) includes the current service cost of pension benefits provided in exchange for employee service rendered during the year, which is recorded in Labor and fringe benefits expense. Net periodic benefit cost (income) also includes the following, which are recorded in Other components of net periodic benefit income (cost):
- the interest cost of pension obligations;
- the expected long-term return on pension fund assets;
- the amortization of prior service costs and amendments over the expected average remaining service life of the employee group covered by the plans;
- the Company uses a market related value to calculate net periodic benefit cost (income); and
- the amortization of cumulative net actuarial gains and losses in excess of 10% of the greater of the beginning of year balances of the projected benefit obligation or market-related value of plan assets, over the expected average remaining service life of the employee group covered by the plans.

The pension plans are funded through contributions determined in accordance with the projected unit credit actuarial cost method.

Postretirement benefits other than pensions

The Company accrues the cost of postretirement benefits other than pensions using actuarial methods. These benefits, which are funded as they become due, include life insurance programs, medical benefits and, for a closed group of employees, free rail travel benefits.

The Company amortizes the cumulative net actuarial gains and losses in excess of 10% of the projected benefit obligation at the beginning of the year, over the expected average remaining service life of the employee group covered by the plan.

Additional paid-in capital

Additional paid-in capital includes the stock-based compensation expense on equity settled awards and other items relating to equity settled awards. Upon the exercise of stock options, the stock-based compensation expense related to those awards is reclassified from Additional paid-in capital to Common shares. Upon settlement of all other equity settled awards, the Company reclassifies from Additional paid-in capital to Retained Earnings the stock-based compensation expense and other items related to equity settled awards, up to the amount of the settlement cost. The excess, if any, of the settlement cost over the stock-based compensation expense is recorded in Retained Earnings.

Stock-based compensation

For equity settled awards, stock-based compensation costs are recognized over the requisite service period based on the fair value of the respective awards at their grant date. The grant date fair value of performance share unit (PSU) awards is dependent on the type of PSU award. The grant date fair value of PSU-ROIC awards granted in 2024, which include a performance condition, is determined using the closing price of the Company's stock on the date of the grant. For PSU-ROIC awards granted in 2022 and 2023, which included a performance and market condition, the grant date fair value is determined using a lattice-based model incorporating a minimum share price market condition. The grant date fair value of PSU-TSR awards, which include a market condition, is determined using a Monte Carlo simulation model. The grant date fair value of restricted share unit (RSU) awards and of deferred share unit (DSU) awards is determined using the closing price of the Company's stock on the date of the grant date. The grant date fair value of stock option awards is determined using the Black-Scholes option-pricing model.

Compensation cost for PSU-ROIC awards is recognized based on the probability of attaining the performance condition and the probability is reassessed at the end of each reporting period. For awards with a market condition, compensation cost is not reversed even if the market condition is not met.

Personal injury and other claims

In Canada, the Company accounts for costs related to employee work-related injuries based on actuarially developed estimates on a discounted basis of the ultimate cost associated with such injuries, including compensation, health care and third-party administration costs. In the U.S., the Company accrues the expected cost for personal injury, property damage and occupational disease claims, based on actuarial estimates of their ultimate cost on an undiscounted basis. For all other legal actions in Canada and the U.S., the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.

Environmental expenditures

Environmental expenditures that relate to current operations, or to an existing condition caused by past operations, are expensed as incurred. Environmental expenditures that provide a future benefit are capitalized. Environmental liabilities are recorded when environmental assessments occur, remedial efforts are probable, and when the costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated. The Company accrues its allocable share of liability taking into account the Company's alleged responsibility, the number of potentially responsible parties and their ability to pay their respective shares of the liability. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable.

Derivative financial instruments

The Company uses derivative financial instruments from time to time in the management of its interest rate and foreign currency exposures. Derivative instruments are recorded on the balance sheet at fair value. The changes in fair value of derivative instruments not designated or not qualified as a hedge are recorded in Net income in the current period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2 – Recent accounting pronouncements

The following Accounting Standards Update (ASU) issued by the Financial Accounting Standards Board (FASB) has been adopted by the Company:

ASU 2023-07 Segment reporting (Topic 280): Improvements to reportable segment disclosures
The ASU aims to improve financial disclosures about a public entity's reportable segments and address requests from investors for additional and more detailed information regarding reportable segment expenses. The main amendments in the ASU require public entities, including those that have a single reportable segment, to disclose on an annual and interim basis the significant segment expenses provided to the chief operating decision maker (CODM), disclose the title/position of the CODM and how the segment expenses information is used in the decision making process. The Company manages its operations as one business segment over a single network with operations in Canada and the U.S. with the Chief Executive Officer identified as its CODM. The Company has identified Net income and diluted EPS to be its profit measures reviewed by the CODM and has disclosed how the CODM uses these measures to assess segment performance and allocate resources. Moreover, significant segment expenses regularly provided to the CODM have been identified as the expenses detailed in the Consolidated Statements of Income. The ASU requires single reportable segment entities to apply all disclosure requirements in Topic 280.

The ASU is effective for annual periods beginning after December 15, 2023. The Company adopted this standard in the fourth quarter of 2024 with an effective date of January 1, 2024 and has included the relevant disclosures within *Note 23 – Segmented information.* The Company will also include the relevant disclosures within the 2025 Interim Consolidated Financial Statements.

The following recent ASU issued by the Financial Accounting Standards Board (FASB) have an effective date after December 31, 2023 and have not been adopted by the Company:

ASU 2024-03 – Disaggregation of Income Statement Expenses (Subtopic 220-40)
This ASU aims to provide stakeholders a clearer understanding of an entity's expenses and enhance their ability to assess performance, forecast expenses and evaluate the entity's potential for future cash flows. The ASU amends the rules on income statement expense disclosures and requires public business entities to disaggregate and disclose, in tabular format in the notes to financial statements, specified categories of expenses contained within certain income statement expense line items; to integrate certain amounts that were already required to be disclosed under current GAAP with the new disaggregation requirements and to qualitatively disclose descriptions of the amounts remaining that were not separately disaggregated. The ASU also requires public business entities to disclose the total amount of selling expenses and, in annual reporting periods, an entity's definition of those selling expenses. This ASU does not change or remove the current disclosure requirements of expense line items on the face of the Consolidated Statements of Income.

The Company is evaluating the effects that the adoption of the ASU will have on its Consolidated Financial Statements disclosures.

The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The amendments in this ASU should be applied either prospectively to Consolidated Financial Statements issued for reporting periods following the effective date, or retrospectively to any or all prior periods presented in the Consolidated Financial Statements.

ASU 2023-09 – Income Taxes (Topic 740): Improvements to income tax disclosures
The ASU amends the rules on income tax disclosures by modifying or eliminating certain existing income tax disclosure requirements in addition to establishing new requirements. The amendments address investor requests for more transparency about income taxes, including jurisdictional information, by requiring consistent categories and greater disaggregation of information. The ASU's two primary amendments relate to the rate reconciliation and income taxes paid annual disclosures.

Reconciling items presented in the rate reconciliation will be in dollar amounts and percentages, and will be disaggregated into specified categories with certain reconciling items further broken out by nature and/or jurisdiction using a 5% threshold of domestic federal taxes. Income taxes paid will be disaggregated between federal, provincial/territorial, and foreign taxing jurisdictions using a 5% threshold of total income taxes paid net of refunds received.

The ASU is effective for annual periods beginning after December 15, 2024.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The adoption of the ASU will have an impact on the Company's Consolidated Financial Statements disclosures. The required disclosure changes will be reflected in the Company's Consolidated Financial Statements when the ASU is adopted. As the Company will not early adopt the ASU, the required disclosure changes will be reflected in the Company's 2025 Annual Consolidated Financial Statements. The Company is currently evaluating whether to apply the amendments prospectively or retrospectively.

Other recently issued ASUs required to be applied on or after December 31, 2024 have been evaluated by the Company and are not expected to have a significant impact on the Company's Consolidated Financial Statements.

3 – Business acquisitions and combinations

2023

Iowa Northern Railway Company

On December 6, 2023, the Company acquired the shares of the Iowa Northern Railway Company (IANR), a Class III short-line railroad that owns and leases approximately 175 route miles in northeast Iowa that are connected to CN's U.S. rail network. CN paid US$230 million ($312 million), including transaction costs to date. IANR serves upper Midwest agricultural and industrial markets covering many goods, including biofuels and grain. This transaction represents a meaningful opportunity to support the growth of local business by creating single-line service to North American destinations, while preserving access to existing carrier options.

The shares of IANR were deposited into an independent voting trust while the U.S Surface Transportation Board (STB) considered the Company's application to acquire control of IANR. During the trust period, IANR continues to be operated under its current management and the Company cannot exercise day-to-day control. As a result, the Company recorded its investment in IANR at its acquisition cost under the equity method of accounting. On January 14, 2025, the STB issued a final decision approving CN's application to acquire control of IANR, subject to certain conditions, with an effective date of 30 days thereafter. CN will assume control of IANR during the first quarter of 2025 and will account for the acquisition of control as a business combination under the acquisition method of accounting.

On the acquisition date of December 6, 2023, immediately prior to the acquisition of the investment accounted for under the equity method of accounting, there was a basis difference of $236 million between the consideration paid to acquire IANR and the underlying carrying value of the net assets of IANR. The basis difference related to depreciable properties is being amortized over the related assets' remaining useful lives. The remainder of the basis difference, relating to land, and equity method goodwill, will not be amortized and will be carried at cost subject to an assessment for impairment. The fair value of IANR's underlying net assets is now final and the resulting differences compared to what was estimated were insignificant.

The Company has not provided summarized financial information for IANR, on its historical cost basis as at December 31, 2024 and 2023, for the period from December 6, 2023 to December 31, 2023, and for the year ending December 31, 2024, as it was not material.

Cape Breton & Central Nova Scotia Railway

On November 1, 2023, the Company acquired from Genesee & Wyoming Inc. a stake in the Cape Breton & Central Nova Scotia Railway (CBNS), a Class III short-line railroad that owns approximately 150 route miles. CN paid $78 million in cash, net of cash acquired and including working capital adjustments. The acquisition was accounted for as a business combination. As a result, the Company's Consolidated Balance Sheets included the net assets of CBNS as of November 1, 2023, which were comprised of $101 million in fair value of properties mostly track and roadway assets, partly offset by $18 million in deferred tax liabilities. The remaining net assets were comprised of current assets and liabilities which were individually insignificant and there were no identifiable intangible assets. No goodwill was recognized. The Company's purchase price allocation is now final and the resulting differences compared to what was estimated were insignificant. The Company has not provided pro forma information related to prior periods as it was not material.

4 – Revenues

In millions	Year ended December 31,		**2024**		2023		2022
Freight revenues							
Petroleum and chemicals		$	**3,414**	$	3,195	$	3,229
Metals and minerals			**2,048**		2,048		1,911
Forest products			**1,931**		1,943		2,006
Coal			**929**		1,017		937
Grain and fertilizers			**3,422**		3,265		2,783
Intermodal			**3,757**		3,823		4,906
Automotive			**894**		945		797
Total freight revenues			**16,395**		16,236		16,569
Other revenues			**651**		592		538
Total revenues [1] [2]		$	**17,046**	$	16,828	$	17,107

(1) As at December 31, 2024, the Company had remaining performance obligations related to freight in-transit, for which revenues of $102 million (2023 - $88 million) are expected to be recognized in the next period.

(2) See *Note 23 – Segmented information* for the disaggregation of revenues by geographic area.

Contract liabilities

In millions		**2024**		2023
Beginning of year	$	**95**	$	28
Revenue recognized included in the beginning balance		**(15)**		(12)
Increase due to consideration received, net of revenue recognized		**111**		79
End of year	$	**191**	$	95
Current portion - end of year	$	**5**	$	13

5 – Assets held for sale

2024

On May 8, 2024, CN entered into an agreement to transfer the ownership and related risks and obligations of a road, rail, and pedestrian bridge known as the Quebec Bridge located in Quebec, Canada, to the Government of Canada for a nominal amount. At that time, CN met the criteria for classification of the related track and roadway assets as assets held for sale and accordingly recorded a loss of $78 million ($58 million after-tax) to adjust the carrying value to the nominal selling price. On November 12, 2024, the transaction was completed and the resulting difference between the carrying value and what was estimated was insignificant. CN also recognized an operating lease right-of-use asset and a related liability of $124 million for the retained requisite rights to occupy and operate the portion of the bridge where the rail infrastructure is located and will pay an annual occupancy fee over a term that also includes a noncancellable period.

2022

In the first quarter of 2022, the Company received proceeds of $273 million from a short line operator for the sale of non-core lines in Wisconsin, Michigan and Ontario representing 900 miles of track and roadway assets that were previously classified as assets held for sale. The resulting difference between the net selling price and the estimated carrying value was insignificant.

6 – Other income (loss)

In millions	Year ended December 31,	**2024**	2023	2022
Gain on disposal of land	$	**20** $	7 $	15
Gain (loss) on foreign currency [1]		**12**	7	(7)
Gain on disposal of property		**—**	129	—
Loss on equity investment with readily determinable fair values		**—**	—	(29)
Other		**10**	(9)	(6)
Total other income (loss)	$	**42** $	134 $	(27)

(1) Includes foreign exchange gains and losses related to foreign exchange forward contracts and the re-measurement of foreign currency denominated monetary assets and liabilities. See *Note 22 – Financial instruments* for additional information.

2023

Disposal of property

On December 13, 2023, the Company completed the sale of a portion of land within the Bala Subdivision located in Markham and Richmond Hill, Ontario, Canada for cash proceeds of $129 million which resulted in a gain of $129 million ($112 million after tax) as the carrying amount of the land was nominal.

7 – Income taxes

The Company's consolidated effective income tax rate differs from the Canadian, or domestic, statutory federal tax rate. The effective tax rate is affected by recurring items in provincial, U.S. federal, state and other foreign jurisdictions, such as tax rates and the proportion of income earned in those jurisdictions. The effective tax rate is also affected by discrete items such as income tax rate enactments, and lower corporate income tax rates on capital dispositions and other transactions that may occur in any given year.

In the fourth quarter of 2023, the Company received a ruling from taxation authorities in a non-U.S. foreign jurisdiction in connection with prior taxation years. Consistent with the ruling, and effective as of January 1, 2021, the Company has foregone favorable tax deductions of a permanent nature on certain income generated from intercompany arrangements. This resulted in the Company generating tax-deductible goodwill approximating the value of the foregone tax deductions, which is available to be amortized over a period of up to ten years.

As a result, in 2023, the Company recorded a net deferred income tax recovery of $682 million, comprised of a $767 million deferred income tax recovery related to the tax-deductible goodwill initially generated as of January 1, 2021, partly offset by a $85 million income tax expense related to the foregone tax deduction ($31 million for 2023 and $54 million for prior years) which was initially recorded in current taxes and was then reclassified to deferred taxes following the amortization of the tax-deductible goodwill for those years.

Income tax expense

In millions	Year ended December 31,	**2024**	2023	2022
Canadian statutory federal tax rate		**15%**	15%	15%
Income tax expense at the Canadian statutory federal tax rate	$	**878** $	973 $	1,014
Income tax expense resulting from:				
Provincial and foreign income taxes [1]		**582**	633	657
Tax-deductible goodwill and related impacts [2]		**—**	(713)	—
Other [3]		**(56)**	(30)	(26)
Income tax expense	$	**1,404** $	863 $	1,645
Net cash payments for income taxes	$	**1,221** $	1,197 $	1,288

(1) Includes the impact of Canadian provincial taxes, U.S. federal and state taxes, and other foreign taxes.

(2) Relates to the impacts of recognizing the $767 million deferred income tax recovery party offset by a $54 million income tax expense on the foregone tax deductions related to prior taxation years.

(3) Includes adjustments relating to the filing or resolution of matters pertaining to prior years' income taxes, including net recognized tax benefits, excess tax benefits resulting from the settlement of equity settled awards under the Company's stock-based compensation plans, and other items.

Tax information on a domestic and foreign basis

In millions	Year ended December 31,	2024		2023		2022
Income before income taxes						
Domestic		$	**4,540**	$ 4,936	$	4,835
Foreign			**1,312**	1,552		1,928
Total income before income taxes		$	**5,852**	$ 6,488	$	6,763
Current income tax expense						
Domestic		$	**860**	$ 896	$	956
Foreign			**219**	255		285
Total current income tax expense		$	**1,079**	$ 1,151	$	1,241
Deferred income tax expense (recovery)						
Domestic		$	**282**	$ 360	$	298
Foreign			**43**	(648)		106
Total deferred income tax expense (recovery)		$	**325**	$ (288)	$	404

Net deferred income taxes

In millions	As at December 31,	2024		2023
Deferred income tax assets (liabilities)				
Deferred income tax assets [1]		$	**689**	$ 682
Deferred income tax liabilities			**(10,874)**	(10,066)
Net deferred income taxes		$	**(10,185)**	$ (9,384)
Deferred income tax assets				
Tax-deductible goodwill [1]		$	**689**	$ 682
Net operating losses and tax credit carryforwards [2]			**235**	130
Lease liabilities			**131**	126
Unrealized foreign exchange losses			**124**	—
Pension liability			**92**	95
Personal Injury & legal claims			**61**	59
Other postretirement benefits liability			**37**	38
Compensation reserves			**34**	37
Other			**59**	56
Total deferred income tax assets		$	**1,462**	$ 1,223
Deferred income tax liabilities				
Properties		$	**(10,232)**	$ (9,560)
Pension asset			**(1,189)**	(822)
Operating lease right-of-use assets			**(121)**	(106)
Other			**(105)**	(119)
Total deferred income tax liabilities		$	**(11,647)**	$ (10,607)
Net deferred income taxes		$	**(10,185)**	$ (9,384)
Net deferred income taxes by jurisdiction				
Domestic		$	**(6,405)**	$ (5,950)
Foreign U.S.			**(4,469)**	(4,116)
Foreign non-U.S. [1]			**689**	682
Net deferred income taxes		$	**(10,185)**	$ (9,384)

(1) As at December 31, 2024, the Company had tax-deductible goodwill of $5.8 billion remaining to be amortized which will expire in 2030.

(2) As at December 31, 2024, the Company had net interest expense deduction carryforwards of $913 million which are available to offset future U.S. federal and state taxable income over an indefinite period. In addition, the Company had net operating loss carryforwards of $200 million for U.S. state tax purposes which are available to offset future U.S. state taxable income and are expiring between 2025 and 2044.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

On an annual basis, the Company assesses the need to establish a valuation allowance for its deferred income tax assets, and if it is deemed more likely than not that its deferred income tax assets will not be realized, a valuation allowance is recorded. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income, of the necessary character, during the periods in which those temporary differences become deductible. Management considers the scheduled reversals of deferred income tax liabilities, the available carryback and carryforward periods, and projected future taxable income in making this assessment. As at December 31, 2024, in order to fully realize all of the deferred income tax assets excluding the tax-deductible goodwill, the Company will need to generate future taxable income of approximately $3.7 billion, and, based upon the level of historical taxable income, projections of future taxable income of the necessary character over the periods in which the deferred income tax assets are deductible, and the reversal of taxable temporary differences, management believes, following an assessment of the current economic environment, it is more likely than not that the Company will realize the benefits of these deductible differences. Management believes it is more likely than not that CN will fully realize the benefits of the remaining $5.8 billion unamortized tax-deductible goodwill because under the current tax laws the Company has the ability and intent to maintain the necessary intercompany arrangements that will generate sufficient future taxable income of the appropriate character in the non-U.S. foreign jurisdiction, and to fully utilize the tax-deductible goodwill. As at December 31, 2024, the Company has not recognized a deferred income tax asset of $136 million (2023 $217 million) on the unrealized foreign exchange loss recorded in Accumulated other comprehensive loss relating to its net investment in U.S. subsidiaries, as the Company does not expect this temporary difference to reverse in the foreseeable future.

Unrecognized tax benefits

In millions	Year ended December 31,	**2024**		2023		2022
Gross unrecognized tax benefits at beginning of year		$	**46**	$	52	$ 64
Increases for:						
Tax positions related to the current year			**4**		4	3
Decrease for:						
Tax positions related to prior years			**(8)**		(8)	(10)
Settlements			**(1)**		(2)	(5)
Gross unrecognized tax benefits at end of year			**41**		46	52
Adjustments to reflect tax treaties and other arrangements			**(13)**		(14)	(14)
Net unrecognized tax benefits at end of year		$	**28**	$	32	$ 38

As at December 31, 2024, the total amount of gross unrecognized tax benefits was $41 million, before considering tax treaties and other arrangements between taxation authorities. The amount of net unrecognized tax benefits as at December 31, 2024 was $28 million. If recognized, $22 million of the net unrecognized tax benefits as at December 31, 2024 would affect the effective tax rate.

The Company believes that it is reasonably possible that $15 million of the net unrecognized tax benefits as at December 31, 2024 related to Canadian and U.S. federal, state, and provincial income tax matters, each of which are individually insignificant, may be recognized over the next twelve months as a result of settlements and a lapse of the applicable statute of limitations of which approximately half will affect the effective tax rate as the remaining amount relates to temporary differences.

The Company recognizes interest and penalties related to unrecognized tax benefits in Income tax expense in the Statements of Income. The Company recorded a net tax expense of $4 million and $1 million related to net interest and penalties for the years ended December 31, 2024 and 2023, respectively, and and a net tax recovery of $12 million related to net reversals of interest and penalties for the year ended December 31, 2022. As at December 31, 2024, the Company had accrued interest and penalties of $18 million (2023 - $14 million).

In Canada, the Company's federal and provincial income tax returns filed for the years 2019 to 2023 remain subject to examination by the taxation authorities. An examination of the Company's federal income tax returns for the years 2019 to 2021 are currently in progress and years 2019 and 2020 are expected to be completed during 2025. In the U.S., the federal income tax returns filed for the years 2021 to 2023 and the state income tax returns filed for the years 2018 to 2023 remain subject to examination by the taxation authorities. The Company does not anticipate any significant impacts to its results of operations or financial position as a result of the final resolutions of such matters.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8 – Earnings per share

In millions, except per share data	Year ended December 31,		2024		2023		2022
Net income		$	4,448	$	5,625	$	5,118
Weighted-average basic shares outstanding			633.5		657.7		686.4
Dilutive effect of stock-based compensation			1.0		1.4		1.9
Weighted-average diluted shares outstanding			**634.5**		659.1		688.3
Basic earnings per share		$	7.02	$	8.55	$	7.46
Diluted earnings per share		$	7.01	$	8.53	$	7.44
Units excluded from the calculation as their inclusion would not have a dilutive effect							
Stock options			1.2		1.0		0.6
Performance share units			0.4		0.5		0.2

9 – Accounts receivable

In millions	As at December 31,		2024		2023
Freight		$	966	$	1,051
Non-freight			219		274
Gross accounts receivable			1,185		1,325
Allowance for credit losses			(21)		(25)
Net accounts receivable		$	**1,164**	$	1,300

10 – Other current assets

In millions	As at December 31,		2024		2023
Income taxes receivable		$	143	$	—
Prepaid expenses			113		133
Derivative instruments (*Note 22*)			38		—
Other			40		33
Total other current assets		$	**334**	$	166

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11 – Properties

As at		December 31, 2024			December 31, 2023		
In millions	Depreciation rate	Cost	Accumulated Depreciation	Net	Cost	Accumulated Depreciation	Net
Properties including finance leases							
Track and roadway [1]	3 %	$ 48,744	$ 11,557	$ 37,187	$ 45,370	$ 10,506	$ 34,864
Rolling stock	4 %	9,482	3,642	5,840	8,544	3,401	5,143
Buildings	3 %	2,452	848	1,604	2,254	782	1,472
Information technology [2]	9 %	3,128	1,460	1,668	2,879	1,331	1,548
Other	5 %	3,116	1,455	1,661	2,964	1,374	1,590
Total properties including finance leases [3]		$ 66,922	$ 18,962	$ 47,960	$ 62,011	$ 17,394	$ 44,617
Finance leases included in properties							
Track and roadway [4]		$ 405	$ 110	$ 295	$ 406	$ 105	$ 301
Rolling stock		12	2	10	28	1	27
Buildings		27	12	15	27	12	15
Other		102	41	61	107	34	73
Total finance leases included in properties		$ 546	$ 165	$ 381	$ 568	$ 152	$ 416

(1) As at December 31, 2024, includes land of $2,682 million (2023 - $2,497 million).

(2) In 2024, the Company capitalized costs for internally developed software and related licenses of $235 million (2023 - $203 million).

(3) In 2024, property additions, net of finance leases, were $3,549 million (2023 - $3,187 million), of which $1,564 million (2023 - $1,529 million) related to track and railway infrastructure maintenance, including the replacement of rail, ties, bridge improvements, and other general track maintenance.

(4) As at December 31, 2024, includes right-of-way access of $106 million (2023 - $106 million).

Government assistance

For the year ended December 31, 2024 and 2023, the Company received $78 million and $90 million, respectively, of government assistance towards the purchase and self-construction of properties.

As at December 31, 2024 and 2023, the total Properties balance of $47,960 million and $44,617 million, respectively, is net of $1,721 million and $1,736 million of unamortized government assistance, respectively, primarily related to the enhancement of CN's track and roadway infrastructure. For the year ended December 31, 2024 and 2023, Depreciation and amortization expense on the Consolidated Statements of Income is presented net of amortization of government assistance of $68 million and $66 million, respectively.

12 – Leases

Lease costs

In millions	Year ended December 31,	2024	2023	2022
Operating lease cost		$ 153	$ 149	$ 142
Short-term lease cost		54	39	40
Variable lease cost [1]		41	43	51
Amortization of finance right-of-use assets		11	11	11
Total lease cost [2]		$ 259	$ 242	$ 244

(1) Mainly relates to leases of trucks for the Company's freight delivery service contracts.

(2) Includes lease costs from Purchased services and material and Equipment rents in the Consolidated Statements of Income.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Classification

In millions	Classification	As at December 31,	2024	2023
Lease right-of-use assets				
Finance leases	Properties		$ 381	$ 416
Operating leases	Operating lease right-of-use assets		485	424
Total lease right-of-use assets			$ 866	$ 840
Lease liabilities				
Current				
Finance leases	Current portion of long-term debt		$ 1	$ 31
Operating leases	Accounts payable and other		134	117
Noncurrent				
Finance leases	Long-term debt		6	7
Operating leases	Operating lease liabilities		343	298
Total lease liabilities			$ 484	$ 453

Terms and discount rates

	As at December 31,	2024	2023
Weighted-average remaining lease term *(years)*			
Finance leases		2.7	1.0
Operating leases		15.0	4.9
Weighted-average discount rate *(%)*			
Finance leases		4.24	5.31
Operating leases		4.50	3.44

Additional information

In millions	Year ended December 31,	2024	2023	2022
Cash paid for amounts included in the measurement of lease liabilities *($)*				
Operating cash outflows from operating leases		152	148	135
Financing cash outflows from finance leases		31	2	7
Right-of-use assets obtained in exchange for lease liabilities *($)*				
Operating lease		234	91	142
Finance lease		—	30	7

Lease liabilities maturities

In millions	Finance leases	Operating leases
2025	$ 2	$ 150
2026	4	110
2027	1	80
2028	1	46
2029	—	20
2030 & thereafter	—	328
Total lease payments	8	734
Less: Imputed interest	1	257
Present value of lease payments	$ 7	$ 477

13 – Intangible assets, goodwill and other

In millions As at December 31,	2024	2023
Investments [1]	$ 428	$ 402
Intangible assets	128	131
Deferred costs	118	83
Goodwill	71	70
Long-term receivables	16	16
Other long-term assets	12	12
Total intangible assets, goodwill and other	$ 773	$ 714

(1)   As at December 31, 2024, the Company had $389 million (2023 - $367 million) of investments accounted for under the equity method, see *Note 3 – Business acquisitions and combinations*; and $39 million (2023 - $35 million) of investments for which fair value was not readily determinable accounted for at cost minus impairment, plus or minus observable price changes.

14 – Accounts payable and other

In millions As at December 31,	2024	2023
Trade payables	$ 1,031	$ 968
Payroll-related accruals	438	391
Accrued charges	343	350
Income and other taxes	327	310
Accrued interest	253	215
Operating lease liabilities *(Note 12)*	134	117
Personal injury and other claims provisions *(Note 21)*	47	51
Environmental provisions *(Note 21)*	40	39
Other postretirement benefits liability *(Note 17)*	10	12
Contract liabilities *(Note 4)*	5	13
Derivative instruments *(Note 22)*	—	64
Other	182	165
Total accounts payable and other	$ 2,810	$ 2,695

15 – Debt

In millions		Maturity	US$ denominated	amount	As at December 31,	2024	2023
Notes and debentures [1]							
Canadian National series:							
2.95%	10-year notes [2]	Nov 21, 2024	US$	—	$	—	$ 464
2.80%	10-year notes [2]	Sep 22, 2025				350	350
2.75%	10-year notes [2]	Mar 1, 2026	US$	500		719	662
6.90%	30-year notes [2]	Jul 15, 2028	US$	475		683	629
3.20%	10-year notes [2]	Jul 31, 2028				350	350
3.00%	10-year notes [2]	Feb 8, 2029				350	350
4.60%	5-year notes [2]	May 2, 2029				700	—
4.15%	7-year notes [2]	May 10, 2030				550	550
7.38%	30-year debentures [2]	Oct 15, 2031	US$	200		288	265
3.85%	10-year notes [2]	Aug 5, 2032	US$	800		1,151	1,059
4.40%	10-year notes [2]	May 10, 2033				400	400
5.85%	10-year notes [2]	Nov 1, 2033	US$	300		431	397
6.25%	30-year notes [2]	Aug 1, 2034	US$	500		719	662
4.38%	10-year notes [2]	Sep 18, 2034	US$	750		1,079	—
6.20%	30-year notes [2]	Jun 1, 2036	US$	450		647	596
6.71%	Puttable Reset Securities PURS[SM] [2]	Jul 15, 2036	US$	250		360	331
6.38%	30-year debentures [2]	Nov 15, 2037	US$	300		431	397
3.50%	30-year notes [2]	Nov 15, 2042	US$	250		360	331
4.50%	30-year notes [2]	Nov 7, 2043	US$	250		360	331
3.95%	30-year notes [2]	Sep 22, 2045				400	400
3.20%	30-year notes [2]	Aug 2, 2046	US$	650		935	861
3.60%	30-year notes [2]	Aug 1, 2047				500	500
3.65%	30-year notes [2]	Feb 3, 2048	US$	600		863	795
3.60%	30-year notes [2]	Jul 31, 2048				450	450
4.45%	30-year notes [2]	Jan 20, 2049	US$	650		935	861
3.60%	30-year notes [2]	Feb 8, 2049				450	450
3.05%	30-year notes [2]	Feb 8, 2050				450	450
2.45%	30-year notes [2]	May 1, 2050	US$	600		863	795
4.40%	30-year notes [2]	Aug 5, 2052	US$	700		1,007	927
4.70%	30-year notes [2]	May 10, 2053				800	800
6.13%	30-year notes [2]	Nov 1, 2053	US$	300		431	397
5.10%	30-year notes [2]	May 2, 2054				550	—
4.00%	50-year notes [2]	Sep 22, 2065				100	100
Illinois Central series:							
7.70%	100-year debentures	Sep 15, 2096	US$	125		180	165
BC Rail series:							
	Non-interest bearing 90-year subordinated notes [3]	Jul 14, 2094				842	842
Total notes and debentures						**19,684**	16,917
Other							
Commercial paper						**721**	1,801
Finance leases						**7**	38
Equipment loans and other [4]						**1,489**	715
Total debt, gross						**21,901**	19,471
Net unamortized discount and debt issuance costs [3]						**(1,007)**	(998)
Total debt [5]						**20,894**	18,473
Less: Current portion of long-term debt						**1,166**	2,340
Total long-term debt					$	**19,728**	$ 16,133

(1) The Company's notes and debentures are unsecured.

(2) The fixed rate debt securities are redeemable, in whole or in part, at the option of the Company, at any time, at the greater of par and a formula price based on interest rates prevailing at the time of redemption.

(3) As at December 31, 2024, these notes were recorded as a discounted debt of $16 million (2023 - $15 million) using an imputed interest rate of 5.75% (2023 - 5.75%). The discount of $826 million (2023 - $827 million) is included in Net unamortized discount and debt issuance costs.

(4) Includes $1,449 million (2023 - $677 million) of equipment loans under the non-revolving credit facilities. Also included is $40 million (2023 - $38 million) of other loans payable monthly at a weighted average interest rate of 2.35% (2023 - 2.11%).

(5) See *Note 22 – Financial instruments* for the fair value of debt.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Notes and debentures

For the year ended December 31, 2024, the Company issued and repaid the following:

- On November 21, 2024, repayment of US$350 million ($490 million) 2.95% Notes due 2024 upon maturity;
- On September 18, 2024, issuance of US$750 million ($1,020 million) 4.38% Notes due 2034 in the U.S. capital markets, which resulted in total net proceeds of $1,011 million; and
- On May 2, 2024, issuance of $700 million 4.60% Notes due 2029 and $550 million 5.10% Notes due in 2054 in the Canadian capital markets, which resulted in total net proceeds of $1,242 million.

For the year ended December 31, 2023, the Company issued and repaid the following:

- On November 1, 2023, issuance of US$300 million ($416 million) 5.85% Notes due 2033 and US$300 million ($416 million) 6.13% Notes due 2053, in the U.S. capital markets, which resulted in total net proceeds of $824 million;
- On May 15, 2023, repayment of US$150 million ($203 million) 7.63% Notes due 2023 upon maturity; and
- On May 10, 2023, issuance of $550 million 4.15% Notes due 2030, $400 million 4.40% Notes due 2033 and $800 million 4.70% Notes due 2053 in the Canadian capital markets, which resulted in total net proceeds of $1,730 million.

Revolving credit facilities

The Company has unsecured revolving credit facilities with a consortium of lenders. The unsecured credit facility of $2.5 billion is available for general corporate purposes and backstopping the Company's commercial paper programs. The facility consists of two tranches of $1.25 billion and was amended on March 28, 2024 to extend the tenor of each tranche by one year to, respectively, March 31, 2027 and March 31, 2029. This revolving credit facility agreement is structured as a sustainability linked loan whereby its applicable margins are adjusted up or down based on the Company's performance under certain sustainability goals. The unsecured credit facility of $1.0 billion is available for general corporate purposes and was amended on March 28, 2024 to extend its tenor by one year to March 17, 2026. On March 28, 2024, the Company also amended both credit facilities to transition from the Canadian Dollar Offered Rate (CDOR) to the Canadian Overnight Repo Rate Average (CORRA). The credit facilities provide borrowings at various benchmark interest rates, such as the Secured Overnight Financing Rate (SOFR) and CORRA, plus applicable margins, based on CN's credit ratings.

Subject to the consent of the individual lenders, the Company has the option to increase the revolving credit facilities by an additional $500 million each during their terms and to request an extension of the $2.5 billion credit facility once a year to maintain the tenors of three year and five year of the respective tranches.

As at December 31, 2024 and 2023, the Company had no outstanding borrowings under these revolving credit facilities and there were no draws in 2024 and 2023.

Both revolving credit facility agreements have one financial covenant, which limits debt as a percentage of total capitalization. As at December 31, 2024, the Company was in compliance with its financial covenant.

Equipment loans

The Company has various secured non-revolving term loan credit facilities for financing or refinancing the purchase of equipment. The equipment loans made under the non-revolving credit facilities have a tenor at inception varying from 15 to 20 years and are secured by rolling stock. On March 21, 2024, the Company amended certain of its non-revolving term loan facilities to transition from CDOR to CORRA. Borrowings under the non-revolving term loan facilities are provided at SOFR or CORRA plus applicable margins.

On March 22, 2024, the Company issued a $412 million equipment loan and on October 29, 2024, the Company issued a $366 million equipment loan under these facilities. In 2024, the Company repaid $63 million (2023 - $41 million) of its equipment loans. As at December 31, 2024, the Company had outstanding borrowings of $1,449 million (2023 - $677 million), at a weighted-average interest rate of 4.79% (2023 - 6.09%), and had no further amounts available to be drawn under these facilities (2023 - $769 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Commercial paper

The Company has a commercial paper program in Canada and in the U.S. Both programs are backstopped by the Company's $2.5 billion revolving credit facility. The maximum aggregate principal amount of commercial paper that can be issued is $2.5 billion, or the US dollar equivalent, on a combined basis.

As at December 31, 2024 and 2023, the Company had total commercial paper borrowings of US$501 million ($721 million) and US$1,360 million ($1,801 million), respectively, at a weighted-average interest rate of 4.73% and 5.63%, respectively, presented in Current portion of long-term debt on the Consolidated Balance Sheets.

In millions	*Year ended December 31,*	**2024**		2023		2022
Commercial paper with maturities less than 90 days						
Issuance		$	**18,564**	$	13,767	$ 11,799
Repayment			**(19,851)**		(13,090)	(11,087)
Change in commercial paper with maturities less than 90 days, net		$	**(1,287)**	$	677	$ 712
Commercial paper with maturities of 90 days or greater						
Issuance		$	**1,682**	$	1,871	$ 440
Repayment			**(1,776)**		(1,640)	(589)
Change in commercial paper with maturities of 90 days or greater, net		$	**(94)**	$	231	$ (149)
Change in commercial paper, net		$	**(1,381)**	$	908	$ 563

Accounts receivable securitization program

The Company has an agreement to sell an undivided co-ownership interest in a revolving pool of accounts receivable to unrelated trusts for maximum cash proceeds of $450 million. On March 20, 2024, the Company extended the term of its agreement by one year to February 2, 2026.

The Company has retained the responsibility for servicing, administering and collecting the receivables sold. The average servicing period is approximately one month and the interest on borrowings under the accounts receivable securitization program is renewed based on commercial paper rates then in effect, or CORRA or SOFR if the commercial paper market is inaccessible.

During the year ended December 31, 2024, the Company had proceeds from the accounts receivable securitization program of $450 million (2023 and 2022 - $nil) and repayments of $450 million (2023 and 2022 - $nil).

As at December 31, 2024 and 2023, the Company had no outstanding borrowings under the accounts receivable securitization program.

Bilateral letter of credit facilities

The Company has a series of committed and uncommitted bilateral letter of credit facility agreements. On March 28, 2024, the Company extended the maturity date of its committed bilateral letter of credit facility agreements to April 28, 2027. The agreements are held with various banks to support the Company's requirements to post letters of credit in the ordinary course of business. Under these agreements, the Company has the option from time to time to pledge collateral in the form of cash or cash equivalents, for a minimum term of one month, equal to at least the face value of the letters of credit outstanding.

As at December 31, 2024, the Company had outstanding letters of credit of $329 million (2023 - $337 million) under the committed facilities from a total available amount of $366 million (2023 - $361 million) and $142 million (2023 - $152 million) under the uncommitted facilities.

As at December 31, 2024, included in Restricted cash and cash equivalents was $nil (2023 - $339 million) pledged as collateral under the committed bilateral letter of credit facilities, $nil (2023 - $100 million) pledged as collateral under the uncommitted bilateral letter of credit facilities, and $12 million (2023 - $10 million) held in escrow.

Debt maturities

In millions		Debt [1]
2025	$	1,165
2026		799
2027		81
2028		1,116
2029		1,134
2030 & thereafter		16,592
Total		20,887
Finance lease liabilities [2]		7
Total debt	$	**20,894**

(1)   Presented net of unamortized discounts and debt issuance costs.

(2)   See *Note 12 − Leases* for maturities of finance lease liabilities.

Amount of US dollar-denominated debt

In millions As at December 31,		2024		2023
Notes and debentures	US$	8,650	US$	8,250
Commercial paper		501		1,360
Finance lease liabilities		5		27
Equipment loans and other		506		540
Total amount of US dollar-denominated debt in US$	US$	**9,662**	US$	10,177
Total amount of US dollar-denominated debt in C$	$	**13,898**	$	13,477

16 – Other liabilities and deferred credits

In millions As at December 31,		2024		2023
Personal injury and other claims provisions *(Note 21)* [1]	$	237	$	260
Contract liabilities *(Note 4)* [1]		186		82
Environmental provisions *(Note 21)* [1]		16		19
Stock-based compensation liability *(Note 19)*		4		5
Deferred credits and other		169		156
Total other liabilities and deferred credits	$	**612**	$	522

(1)   See *Note 14 − Accounts payable and other* for the related current portion.

17 – Pensions and other postretirement benefits

The Company has various retirement benefit plans under which substantially all of its employees are entitled to benefits at retirement age, generally based on compensation and length of service and/or contributions. Senior and executive management employees, subject to certain minimum service and age requirements, are also eligible for an additional retirement benefit under their Special Retirement Stipend Agreements, the Supplemental Executive Retirement Plan or the Defined Contribution Supplemental Executive Retirement Plan.

The Company also offers postretirement benefits to certain employees providing life insurance, medical benefits and, for a closed group of employees, free rail travel benefits during retirement. These postretirement benefits are funded as they become due. The information in the tables that follow pertains to all of the Company's defined benefit plans. However, the following descriptions relate solely to the Company's main pension plan, the CN Pension Plan, unless otherwise specified.

Amendments to postretirement medical benefits plans in the U.S.
In June 2022, CN approved changes affecting members participating in the Company's postretirement medical benefits plans in the U.S. Beginning in 2023, Medicare-eligible retirees are covered by a health reimbursement arrangement, which is an employer-funded account that can be used for reimbursement of eligible medical expenses. Non-Medicare eligible retirees continue to be covered by the existing self-insured program. This change constituted a plan amendment event resulting in a $28 million reduction to the affected plans' Accumulated projected benefit obligation, recorded in Other comprehensive income, and is composed of a prior service credit of $21 million and an actuarial gain of $7 million, substantially all due to lower expected future benefit payments and to the approximate 130 basis point increase in the end of period discount rates between December 31, 2021 and May 31, 2022, respectively.

Description of the CN Pension Plan
The CN Pension Plan is a contributory defined benefit pension plan that covers the majority of CN employees. It provides for pensions based mainly on years of service and final average pensionable earnings and is generally applicable from the first day of employment. Indexation of pensions is provided after retirement through a gain/loss sharing mechanism, subject to guaranteed minimum increases. An independent trust company is the Trustee of the Company's pension trust funds (which includes the CN Pension Trust Fund). As Trustee, the trust company performs certain duties, which include holding legal title to the assets of the CN Pension Trust Fund and ensuring that the Company, as Administrator, complies with the provisions of the CN Pension Plan and the related legislation. The Company utilizes a measurement date of December 31 for the CN Pension Plan.

Funding policy
Employee contributions to the CN Pension Plan are determined by the plan rules. Company contributions are in accordance with the requirements of the Government of Canada legislation, the *Pension Benefits Standards Act, 1985*, including amendments and regulations thereto, and such contributions follow minimum and maximum thresholds as determined by actuarial valuations. Actuarial valuations are generally required on an annual basis for all Canadian defined benefit pension plans, or when deemed appropriate and as required by regulations by the Office of the Superintendent of Financial Institutions. These actuarial valuations are prepared in accordance with legislative requirements and with the recommendations of the Canadian Institute of Actuaries for the valuation of pension plans. Actuarial valuations are also required annually for the Company's U.S. qualified defined benefit pension plans.

The Company's most recently filed actuarial valuations for funding purposes for its Canadian registered defined benefit pension plans conducted as at December 31, 2023 indicated a funding excess on a going concern basis of approximately $5.0 billion and a funding excess on a solvency basis of approximately $2.6 billion, calculated using the three-year average of the plans' hypothetical wind-up ratio in accordance with the *Pension Benefit Standards Regulations, 1985*. The federal pension legislation requires funding deficits, if any, to be paid over a number of years, as calculated under current pension regulations. Alternatively, a letter of credit can be subscribed to fulfill required solvency deficit payments.

Given the solvency ratio of certain Canadian registered defined benefit pension plans is above a specified threshold as at the last filed actuarial valuation, their next actuarial valuation for funding purposes would be required as at December 31, 2026, to be performed in 2027, although the valuation may be conducted earlier at the Company's discretion for those plans. Should the Company decide to use its discretion and file all valuations as at December 31, 2024 in 2025, they would be expected to identify a funding excess on a going concern basis of approximately $5.3 billion, while on a solvency basis a funding excess of approximately $3.5 billion is expected. Based on the anticipated results of these valuations, the CN Pension Plan is expected to remain fully funded and at a level such that the Company would continue to be prohibited from making contributions to the CN Pension Plan in 2025. As such, total cash contributions of approximately $80 million are expected to be made in 2025 for all other pension plans including defined contribution. As at February 4, 2025, the Company had contributed $2 million to its defined benefit pensions for 2025.

Plan assets

The assets of the Company's various Canadian defined benefit pension plans are primarily held in separate trust funds ("Trusts") which are diversified by asset type, geography, sector and investment strategy. Each year, the CN Board of Directors reviews and confirms or amends the Statement of Investment Policies and Procedures (SIPP) which includes the plans' long-term target asset allocation ("Policy") and related benchmark indices. This Policy is based on the long-term expectations of the economy and financial market returns and considers the dynamics of the plans' pension benefit obligations. In 2024, the Policy was amended to implement a target asset allocation change to equities and investment-related liabilities.

The CN Investment Division ("Investment Manager"), a division of the Company created to invest and administer the assets of the plan, can also implement an investment strategy ("Strategy") which can lead the plan's actual asset allocation to deviate from the Policy due to changing market risks and opportunities. The Pension and Investment Committee of the Board of Directors ("Committee") regularly compares the actual plan asset allocation to the Policy and Strategy and compares the actual performance of the Company's pension plan assets to the performance of the benchmark indices.

Actual asset allocation

		Actual plan asset allocation	
	Policy	**2024**	2023
Cash and short-term investments	2 %	**1 %**	2 %
Bonds and mortgages	41 %	**47 %**	41 %
Emerging market debt	2 %	**2 %**	2 %
Private debt	3 %	**5 %**	6 %
Equities	27 %	**30 %**	25 %
Real estate	4 %	**3 %**	3 %
Resource and royalties	5 %	**7 %**	7 %
Infrastructure	4 %	**4 %**	4 %
Specialty portfolio	2 %	**2 %**	2 %
Absolute return	12 %	**15 %**	14 %
Investment-related liabilities	(2 %)	**(16 %)**	(6 %)
Total	100 %	**100 %**	100 %

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Committee's approval is required for all major investments in illiquid securities. The SIPP allows for the use of derivative financial instruments to implement strategies, hedge and adjust existing or anticipated exposures. The SIPP prohibits investments in securities of the Company or its subsidiaries. Investments held in the Company's pension plans consist mainly of the following:

- Cash and short-term investments consist of highly liquid securities which ensure adequate cash flows are available to cover near-term benefit payments as well as anticipated cash requirements needed to support derivative instruments or any other contractual commitment. Short-term investments are mainly obligations issued by Canadian chartered banks and by Canadian governments.
- Bonds include bond instruments, issued or guaranteed by governments and non-government entities. As at December 31, 2024, 74% (2023 - 73%) of bonds were issued or guaranteed by Canadian, U.S. or other governments. Mortgages consist of mortgage bonds, which are secured by real estate. On an exposure basis, the Plan's Policy for bonds and mortgages is 46%. This comprises a 41% allocation mainly to government and corporate bonds and a 5% allocation to derivative financial instruments related to bond exposure.
- Emerging market debt consists of units of co-mingled funds or in separate accounts managed by external managers whose mandate is to invest in debt instruments of emerging market countries.
- Private debt includes participations in private debt securities and funds focused on generating steady yields.
- Equity investments include publicly traded securities diversified by industry sector, geography and issuer and investments in private equity funds. As at December 31, 2024, the most significant allocation to an individual issuer of a publicly traded security was 8% (2023 - 6%) and the most significant allocation to an industry sector was 26% (2023 - 24%). On an exposure basis, the Plan's Policy for equities is 32%. This comprises a 27% allocation to equities and a 5% allocation to derivative financial instruments related to equity exposure.
- Real estate is a diversified portfolio of Canadian land and commercial properties and investments in global real estate private equity funds.
- Resource and royalties investments include petroleum and natural gas and mineral properties and listed and non-listed securities of resource and energy transition companies.
- Infrastructure investments include participations in private infrastructure funds, term loans and notes of infrastructure companies.
- Specialty portfolio consists of mainly private equities in addition to private debt, resource and royalties investments and absolute return investments.
- Absolute return investments are primarily a portfolio of units of externally managed hedge funds, which are invested in various long/short and derivatives strategies within multi-strategy, fixed income, commodity, equity, global macro funds and downside protection. Managers are monitored on a continuous basis through investment and operational due diligence.
- Investment-related liabilities reflect a certain level of financing associated with securities sold under repurchase agreements and other assets. The Policy allows for bond and equity exposures to be funded through derivative instruments or through repurchase agreements. In 2024, there was a decrease in the use of derivative instruments offset by an increased use of securities sold under repurchase agreements. While investment-related liabilities at the end of 2024 exceeded the negative 2% limit set in the Policy, they remain within permitted deviations.

The plans' Investment Manager monitors market events and risk exposures to foreign currencies, interest rates, market risks, credit risks and liquidity risks daily. When investing in foreign securities, the plans are exposed to foreign currency risk that may be adjusted or hedged; the effect of which is included in the valuation of the foreign securities. Net of the adjusted or hedged amount, the plans were 59% exposed to the Canadian dollar, 27% to the US dollar, 8% to European currencies, 1% to the Japanese Yen and 5% to various other currencies as at December 31, 2024. Interest rate risk represents the risk that the fair value of the investments will fluctuate due to changes in market interest rates. Sensitivity to interest rates is a function of the timing and amount of cash flows of the interest-bearing assets and liabilities of the plans. Derivatives are contractual agreements whose value is derived from interest rates, foreign currencies, commodities, or equities, among other fluctuating inputs and factors. They may include forwards, futures, options and swaps. Derivatives are included in the investment asset classes based on their underlying exposure and are used from time to time to synthetically replace any investment activity that would otherwise be accomplished through a direct investment in any investment asset class. When derivatives are used for hedging purposes, the gains or losses on the derivatives are offset by a corresponding change in the value of the hedged assets. To manage counterparty credit risk, established policies require dealing with counterparties considered to be of high credit quality. Adequate liquidity is maintained to cover cash flows by monitoring factors such as fair value, collateral pledged and received, repurchase agreements and securities lending agreements.

Overall return in the capital markets and the level of interest rates affect the funded status of the Company's pension plans, particularly the Company's main Canadian pension plan. Adverse changes with respect to pension plan returns and the level of interest rates from the date of the last actuarial valuations may have a material adverse effect on the funded status of the plans and on the Company's results of operations.

Fair value of plan assets by asset class

In millions	Total	Level 1	Level 2	Level 3	NAV
		Fair value measurements at December 31, 2024			
Cash and short-term investments [1]	$ 186	$ 61	$ 125	$ —	$ —
Bonds [2]					
Canada, U.S. and supranational	78	—	78	—	—
Provinces of Canada and municipalities	6,336	—	6,336	—	—
Corporate	2,286	—	2,286	—	—
Emerging market debt [3]	380	—	380	—	—
Private debt [5]	951	—	1	—	950
Public equities [6]					
Canadian	239	245	(6)	—	—
U.S.	2,472	2,581	(109)	—	—
International	2,334	2,334	—	—	—
Private equities [7]	735	—	(3)	—	738
Real estate [8]	519	—	—	238	281
Resource and royalties [9]	1,318	311	60	947	—
Infrastructure [10]	655	—	2	—	653
Absolute return funds [11]					
Multi-strategy	1,357	—	1	—	1,356
Fixed income	76	—	4	—	72
Commodity	(1)	—	(1)	—	—
Equity	511	—	—	—	511
Global macro	858	—	—	—	858
Downside protection	12	12	—	—	—
Total investments [12]	**$ 21,302**	**$ 5,544**	**$ 9,154**	**$ 1,185**	**$ 5,419**
Investment-related liabilities [13]	(2,960)				
Other [14]	93				
Total plan assets	**$ 18,435**				

Level 1: Fair value based on quoted prices in active markets for identical assets.
Level 2: Fair value based on other significant observable inputs.
Level 3: Fair value based on significant unobservable inputs.
NAV: Investments measured at net asset value as a practical expedient.

Footnotes to the tables follow on the following page.

In millions		Fair value measurements at December 31, 2023				
		Total	Level 1	Level 2	Level 3	NAV
Cash and short-term investments [1]	$	367	$	117	$	250	$	—	$	—
Bonds [2]						
Canada, U.S. and supranational		38	—	38	—	—
Provinces of Canada and municipalities		5,209	—	5,209	—	—
Corporate		1,903	—	1,903	—	—
Emerging market debt [3]		352	—	352	—	—
Mortgages [4]		1	—	1	—	—
Private debt [5]		1,021	—	1	—	1,020
Public equities [6]						
Canadian		181	180	1	—	—
U.S.		1,828	1,736	92	—	—
International		2,170	2,170	—	—	—
Private equities [7]		616	—	(3)	—	619
Real estate [8]		439	—	—	252	187
Resource and royalties [9]		1,272	312	45	915	—
Infrastructure [10]		660	—	14	—	646
Absolute return funds [11]						
Multi-strategy		1,192	—	—	—	1,192
Fixed income		6	—	4	—	2
Equity		385	—	—	—	385
Global macro		774	—	—	—	774
Downside protection		15	13	2	—	—
Total investments [12]	$	18,429	$	4,528	$	7,909	$	1,167	$	4,825
Investment-related liabilities [13]		(868)				
Other [14]		(28)				
Total plan assets	$	17,533				

Level 1: Fair value based on quoted prices in active markets for identical assets.
Level 2: Fair value based on other significant observable inputs.
Level 3: Fair value based on significant unobservable inputs.
NAV: Investments measured at net asset value as a practical expedient.

Footnotes to the tables follow on the following page.

Fair value of investments classified as Level 3

In millions	Fair value measurements based on significant unobservable inputs (Level 3)		
	Real estate [8]	Resource and royalties [9]	Total
Balance at December 31, 2022	$ 249	$ 841	$ 1,090
Actual return relating to assets still held at the reporting date	10	81	91
Purchases	2	2	4
Disbursements	(9)	(9)	(18)
Balance at December 31, 2023	252	915	1,167
Actual return relating to assets still held at the reporting date	7	53	60
Purchases	1	69	70
Sales	(6)	—	(6)
Disbursements	(16)	(90)	(106)
Balance at December 31, 2024	$ 238	$ 947	$ 1,185

(1) Cash and short-term investments with related accrued interest are valued at cost, which approximates fair value, and are categorized as Level 1 and Level 2 respectively.

(2) Bonds are valued using mid-market prices obtained from independent pricing data suppliers. When prices are not available from independent sources, the fair value is based on the present value of future net cash flows using current market yields for comparable instruments.

(3) Emerging market debt funds are valued based on the net asset value which is readily available and published by each fund's independent administrator.

(4) Mortgages are valued using mid-market prices obtained from independent pricing data suppliers. When prices are not available from independent sources, the fair value is based on the present value of future net cash flows using current market yields for comparable instruments.

(5) Private debt investments are valued based on the net asset value as reported by each fund's manager, generally based on the present value of future net cash flows using current market yields for comparable instruments. In 2024, $45 million (2023 - $47 million) of private debt investments are included as part of the specialty portfolio strategy.

(6) The fair value of public equity investments is based on quoted prices in active markets.

(7) Private equity investments are valued based on the net asset value as reported by each fund's manager, generally using discounted cash flow analysis or earnings multiples. In 2024, $338 million (2023 - $273 million) of private equity investments are included as part of the specialty portfolio strategy.

(8) The fair value of real estate investments categorized as Level 3 includes immovable properties. Land is valued based on the fair value of comparable assets, and income producing properties are valued based on the present value of estimated future net cash flows or the fair value of comparable assets. Independent valuations of all immovable properties are performed triennially on a rotational basis. The fair value of real estate investments categorized as NAV consists mainly of investments in real estate private equity funds and is based on the net asset value as reported by each fund's manager, generally using a discounted cash flow analysis or earnings multiples.

(9) Resource and royalties investments categorized as Level 1 are valued based on quoted prices in active markets. Resource and royalties participations traded on a secondary market are valued based on the most recent transaction price and are categorized as Level 2, of which $10 million in 2024 (2023 - $10 million) are included as part of the specialty portfolio strategy. Investments in resource and royalties categorized as Level 3 consist of operating resource and royalties properties and the fair value is based on estimated future net cash flows that are discounted using prevailing market rates for transactions in similar assets. Estimated future net cash flows are based on forecasted oil, gas or other commodity prices and future projected annual production and costs.

(10) The fair value of infrastructure investments categorized as Level 2 is based on the present value of future net cash flows using current market yields for comparable instruments. The fair value of infrastructure funds categorized as NAV is based on the net asset value as reported by each fund's manager, generally using a discounted cash flow analysis or earnings multiples.

(11) Absolute return investments are valued using the net asset value as reported by each fund's independent administrator. All absolute return investments have contractual redemption frequencies, ranging from monthly to annually, and redemption notice periods varying from 5 to 90 days. In 2024, $nil (2023 - $1 million) of absolute return investments are included as part of the specialty portfolio strategy.

Footnotes to the table continue on the following page.

(12) Derivative financial instruments, which are included in total investments, are valued using quoted market prices when available and are categorized as Level 1, or based on valuation techniques using market data when quoted market prices are not available and are categorized as Level 2. The remaining derivatives included within Other are valued at mark-to-market. Derivatives are included in the investment asset categories based on their underlying exposure. The following table presents the fair value asset/unrealized gain or liability/unrealized loss positions and notional values as at December 31, 2024 and 2023:

| | Year ended December 31, 2024 | | | Year ended December 31, 2023 | | |
| | Fair value | | | Fair value | | |
In millions	Notional value	Asset/ unrealized gain	Liability/ unrealized loss	Notional value	Asset/ unrealized gain	Liability/ unrealized loss
Cash and short-term investments						
Foreign exchange forwards	$ —	$ —	$ —	$ 20	$ —	$ —
Bonds						
Bond forwards	51	2	(2)	1,101	162	(4)
Foreign exchange forwards	456	9	(9)	71	1	(1)
Options	482	9	(5)	118	2	(2)
Credit default swaps	288	—	(6)	99	—	(2)
Swaps	353	11	(1)	378	198	(205)
Emerging market debt						
Swaps	—	—	—	19	2	—
Private debt						
Foreign exchange forwards	149	1	—	101	1	—
Public equities						
Foreign exchange forwards	1,879	18	(124)	1,434	75	(14)
Swaps	2,062	14	(23)	2,172	40	(9)
Private equities						
Foreign exchange forwards	893	2	(5)	568	1	(4)
Real estate						
Foreign exchange forwards	7	—	—	11	—	—
Resource and royalties						
Commodity swaps	37	—	(6)	99	1	(16)
Infrastructure						
Foreign exchange forwards	292	2	—	190	2	—
Absolute return funds						
Foreign exchange forwards	1,218	5	(1)	689	4	—
Swaps	144	1	(1)	463	2	—
Options	48	12	—	36	13	—
Total derivatives included in investments	$ 8,359	$ 86	$ (183)	$ 7,569	$ 504	$ (257)
Other [14]						
Interest rate futures	320	—	—	381	—	—
Foreign currency futures	30	—	—	—	—	—
Equity futures	166	1	—	348	1	—
Total derivatives included in plan assets	$ 8,875	$ 87	$ (183)	$ 8,298	$ 505	$ (257)

(13) Investment-related liabilities include securities sold under repurchase agreements. The securities sold under repurchase agreements do not meet the conditions to be removed from the assets and are therefore maintained on the books with an offsetting liability recorded to represent the financing nature of this transaction. These agreements are recorded at cost which together with accrued interest approximates fair value due to their short-term nature.

(14) Other consists of operating assets of $164 million (2023 - $143 million) and liabilities of $71 million (2023 - $171 million) required to administer the Trusts' investment assets and the plans' benefits and funding activities. Such assets and liabilities are valued at cost, except for the interest rate, foreign currency and equity futures margins in Other which are valued at mark-to-market and have not been assigned to a fair value category.

Obligations and funded status for defined benefit pension and other postretirement benefit plans

In millions	Year ended December 31,	Pensions		Other postretirement benefits	
		2024	2023	**2024**	2023
Change in benefit obligation					
Projected benefit obligation at beginning of year		$ **14,755**	$ 13,909	$ **145**	$ 147
Amendments		**—**	—	**—**	—
Interest cost		**669**	703	**7**	7
Actuarial loss (gain) on projected benefit obligation [1]		**(319)**	1,035	**(2)**	2
Current service cost		**91**	83	**1**	1
Plan participants' contributions		**63**	64	**—**	—
Foreign currency changes		**20**	(6)	**3**	(1)
Benefit payments, settlements and transfers		**(1,035)**	(1,033)	**(11)**	(11)
Projected benefit obligation at the end of the year [2]		$ **14,244**	$ 14,755	$ **143**	$ 145
Component representing future salary increases		**(71)**	(13)	**—**	—
Accumulated benefit obligation at end of year		$ **14,173**	$ 14,742	$ **143**	$ 145
Change in plan assets					
Fair value of plan assets at beginning of year		$ **17,533**	$ 16,589	$ **—**	$ —
Employer contributions		**25**	25	**—**	—
Plan participants' contributions		**63**	64	**—**	—
Foreign currency changes		**15**	(4)	**—**	—
Actual return on plan assets		**1,834**	1,892	**—**	—
Benefit payments, settlements and transfers		**(1,035)**	(1,033)	**—**	—
Fair value of plan assets at end of year [2]		$ **18,435**	$ 17,533	$ **—**	$ —
Funded status - Excess (deficiency) of fair value of plan assets over projected benefit obligation at end of year		$ **4,191**	$ 2,778	$ **(143)**	$ (145)

(1) The pensions' actuarial gain for the year ended December 31, 2024 is mostly due to changes in certain demographic-related assumptions including mortality following an experience study conducted during the year. Substantially all of the pensions' actuarial loss for the year ended December 31, 2023 is the result of a 62 basis point decrease in the end of year discount rate.

(2) For the CN Pension Plan, as at December 31, 2024, the projected benefit obligation was $13,241 million (2023 - $13,711 million) and the fair value of plan assets was $17,642 million (2023 - $16,762 million). The measurement date of all plans is December 31.

Amounts recognized in the Consolidated Balance Sheets

In millions	As at December 31,	Pensions		Other postretirement benefits	
		2024	2023	**2024**	2023
Noncurrent assets - Pension asset		$ **4,541**	$ 3,140	$ **—**	$ —
Current liabilities *(Note 14)*		**—**	—	**(10)**	(12)
Noncurrent liabilities - Pension and other postretirement benefits		**(350)**	(362)	**(133)**	(133)
Total amount recognized		$ **4,191**	$ 2,778	$ **(143)**	$ (145)

Amounts recognized in Accumulated other comprehensive loss (Note 20)

In millions	As at December 31,	Pensions		Other postretirement benefits	
		2024	2023	**2024**	2023
Net actuarial gain (loss)		$ **(2,019)**	$ (3,052)	$ **26**	$ 30
Prior service credit (cost)		$ **—**	$ —	$ **15**	$ 19

Information for defined benefit pension plans with an accumulated benefit obligation in excess of plan assets

In millions	As at December 31,	Pensions	
		2024	2023
Accumulated benefit obligation [1]		$ **456**	$ 562
Fair value of plan assets [1]		$ **106**	$ 203

(1) All of the Company's other postretirement benefit pension plans have an accumulated benefit obligation in excess of plan assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Information for defined benefit pension plans with a projected benefit obligation in excess of plan assets

			Pensions	
In millions	As at December 31,		**2024**	2023
Projected benefit obligation		$	**456**	$ 565
Fair value of plan assets		$	**106**	$ 203

Components of net periodic benefit cost (income) for defined benefit pension and other postretirement benefit plans

		Pensions			Other postretirement benefits		
In millions	Year ended December 31,	**2024**	2023	2022	**2024**	2023	2022
Current service cost		$ **91**	$ 83	$ 157	$ **1**	$ 1	$ 2
Other components of net periodic benefit cost (income)							
Interest cost		**669**	703	468	**7**	7	5
Settlement loss		**—**	—	1	**—**	—	—
Expected return on plan assets		**(1,182)**	(1,186)	(1,132)	**—**	—	—
Amortization of prior service cost (credit)		**—**	—	—	**(4)**	(3)	(2)
Amortization of net actuarial loss (gain)		**62**	7	166	**(6)**	(7)	(4)
Total Other components of net periodic benefit cost (income)		$ **(451)**	$ (476)	$ (497)	$ **(3)**	$ (3)	$ (1)
Net periodic benefit cost (income)		$ **(360)**	$ (393)	$ (340)	$ **(2)**	$ (2)	$ 1

Weighted-average assumptions used in accounting for defined benefit pension and other postretirement benefit plans

	Pensions			Other postretirement benefits		
As at December 31,	**2024**	2023	2022	**2024**	2023	2022
To determine projected benefit obligation						
Discount rate [1]	**4.65 %**	4.64 %	5.26 %	**4.85 %**	4.71 %	5.23 %
Rate of compensation increase [2]	**2.75 %**	2.75 %	2.75 %	**2.75 %**	2.75 %	2.75 %
To determine net periodic benefit cost (income)						
Rate to determine current service cost [3]	**4.62 %**	5.25 %	3.40 %	**4.73 %**	5.17 %	3.43 %
Rate to determine interest cost [3]	**4.61 %**	5.21 %	2.67 %	**4.68 %**	5.23 %	2.74 %
Rate of compensation increase [2]	**2.75 %**	2.75 %	2.75 %	**2.75 %**	2.75 %	2.75 %
Expected return on plan assets [4]	**7.30 %**	7.60 %	7.00 %	**N/A**	N/A	N/A

(1) The Company's discount rate assumption, which is set annually at the end of each year, is determined by management with the aid of third-party actuaries. The discount rate is used to measure the single amount that, if invested at the measurement date in a portfolio of high-quality debt instruments with a rating of AA or better, would provide the necessary cash flows to pay for pension benefits as they become due. For the Canadian pension and other postretirement benefit plans, future expected benefit payments are discounted using spot rates based on a derived AA corporate bond yield curve for each maturity year.

(2) The rate of compensation increase is determined by the Company based upon its long-term plans for such increases.

(3) The Company uses the spot rate approach to measure current service cost and interest cost for all defined benefit pension and other postretirement benefit plans. Under the spot rate approach, individual spot discount rates along the same yield curve used in the determination of the projected benefit obligation are applied to the relevant projected cash flows at the relevant maturity.

(4) The expected long-term rate of return is determined based on expected future performance for each asset class and is weighted based on the investment policy. For 2024, the Company used a long-term rate of return assumption of 7.30% on the market-related value of plan assets to compute net periodic benefit cost (income). The Company has elected to use a market-related value of assets whereby realized and unrealized gains/losses and appreciation/depreciation in the value of investments are recognized over a period of five years, while investment income is recognized immediately. The market-related value is also subject to a corridor approach to not exceed 110% or be less than 90% of the fair value and any amount causing the market-related value to be outside the 10% corridor is recognized immediately in the market-related value of assets. In 2025, the Company will decrease the expected long-term rate of return on plan assets by 20 basis points to 7.10% to reflect management's current view of long-term investment returns.

Expected future benefit payments

In millions		Pensions		Other postretirement benefits
2025	$	1,044	$	11
2026	$	1,035	$	11
2027	$	1,024	$	11
2028	$	1,010	$	10
2029	$	997	$	10
Years 2030 to 2033	$	4,768	$	48

Defined contribution and other plans

The Company maintains defined contribution pension plans for certain salaried employees as well as certain employees covered by collective bargaining agreements. The Company also maintains other plans including a Section 401(k) savings plan for U.S. based employees. The Company's contributions under these plans were expensed as incurred and, in 2024, amounted to $44 million (2023 - $26 million; 2022 - $23 million).

Contributions to multi-employer plan

Under collective bargaining agreements, the Company participates in a multi-employer benefit plan named the Railroad Employees National Early Retirement Major Medical Benefit Plan which provides certain postretirement health care benefits to certain retirees. The Company's contributions under this plan were expensed as incurred and amounted to $4 million in 2024 (2023 - $6 million; 2022 - $7 million). The annual contribution rate for the plan was $67.05 per month per active employee for 2024 (2023 - $89.00). The plan covered 148 retirees in 2024 (2023 - 183 retirees).

18 – Share capital

Authorized capital stock

The authorized capital stock of the Company is as follows:
- Unlimited number of Common Shares, without par value
- Unlimited number of Class A Preferred Shares, without par value, issuable in series
- Unlimited number of Class B Preferred Shares, without par value, issuable in series

Common shares

In millions	As at December 31,	2024	2023	2022
Issued common shares		628.8	643.8	672.4
Common shares in Share Trusts		(0.9)	(1.1)	(1.4)
Outstanding common shares		**627.9**	642.7	671.0

Repurchase of common shares

The Company may repurchase its common shares pursuant to a Normal Course Issuer Bid (NCIB) at prevailing market prices plus brokerage fees, or such other prices as may be permitted by the Toronto Stock Exchange. The Company may repurchase up to 32.0 million common shares between February 1, 2024 and January 31, 2025 under its NCIB. As at December 31, 2024, the Company had repurchased 13.3 million common shares under this NCIB.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

On June 20, 2024, the Canadian government enacted legislation implementing a two percent tax on net share repurchases made on or after January 1, 2024. As a result, the Company has accrued a liability of $51 million for the net share repurchases made during the year ended December 31, 2024, which was accounted for as a direct cost of common share repurchases and recorded in Shareholders' equity. The tax obligation is required to be paid within the first quarter of the following year.

In millions, except per share data	Year ended December 31,	2024	2023	2022
Number of common shares repurchased		15.4	29.1	30.2
Weighted-average price per share [1]	$ 172.07	$ 156.37	$ 156.00
Amount of repurchase [1]	$ 2,651	$ 4,551	$ 4,709

(1)   Includes brokerage fees and tax on share repurchases.

See *Note 24 – Subsequent event* for information on the Company's new NCIB.

Share Trusts

The Company's Share Trusts purchase CN's common shares on the open market, which are used to deliver common shares under the Share Units Plan and the Employee Share Investment Plan (ESIP) (see *Note 19 – Stock-based compensation*). Shares purchased by the Share Trusts are retained until the Company instructs the trustee to transfer shares to the participants of the Share Units Plan or the ESIP. Common shares purchased by the Share Trusts are accounted for as treasury stock. The Share Trusts may sell shares on the open market to facilitate the remittance of the Company's employee tax withholding obligations under the Share Units Plan.

Share purchases

In millions, except per share data	Year ended December 31,	2024	2023	2022
Share purchases by Share Units Plan Share Trusts				
Number of common shares		0.1	—	0.5
Weighted-average price per share	$ 173.49	$ —	$ 170.85
Amount of purchase	$ 20	$ —	$ 81
Share purchases by ESIP Share Trusts				
Number of common shares		0.2	0.2	0.2
Weighted-average price per share	$ 163.11	$ 156.89	$ 155.53
Amount of purchase	$ 30	$ 28	$ 24
Total purchases	$ 50	$ 28	$ 105

Share settlements

In millions, except per share data	Year ended December 31,	2024	2023	2022
Share settlements by Share Units Plan Share Trusts				
Number of common shares		0.3	0.3	0.2
Weighted-average price per share	$ 127.87	$ 122.08	$ 88.23
Amount of settlement	$ 37	$ 31	$ 15
Share settlements by ESIP Share Trusts				
Number of common shares		0.2	0.2	0.2
Weighted-average price per share	$ 157.51	$ 151.32	$ 141.60
Amount of settlements	$ 28	$ 23	$ 23
Total settlements	$ 65	$ 54	$ 38

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19 – Stock-based compensation

The Company has various stock-based compensation plans for eligible employees. A description of the major plans is provided herein.

Stock-based compensation expense

In millions Year ended December 31,		**2024**		2023		2022
Share Units Plan	$	**33**	$	25	$	31
Voluntary Incentive Deferral Plan (VIDP)		**1**		2		1
Stock option awards		**12**		11		8
Employee Share Investment Plan (ESIP)		**28**		26		23
Total stock-based compensation expense	$	**74**	$	64	$	63
Income tax impacts of stock-based compensation						
Tax benefit recognized in income	$	**18**	$	15	$	16
Excess tax benefit recognized in income	$	**15**	$	10	$	14

Share Units Plan

The objective of the Share Units Plan is to enhance the Company's ability to attract and retain talented employees and to provide alignment of interests between such employees and the shareholders of the Company. Under the Share Units Plan, the Company grants performance share unit (PSU) awards and restricted share unit (RSU) awards.

PSU-ROIC awards settle depending on the level of attainment of a target return on invested capital (ROIC) performance condition, as defined by the award agreement, over the plan period of three years. The level of attainment of the performance condition results in a performance vesting factor that ranges from 0% to 200%. Settlement of the 2022 and 2023 PSU-ROIC awards is also conditional upon the attainment of a minimum share price market condition, calculated using the average of the last three months of the plan period. PSU-ROIC awards granted in 2024 are not subject to a minimum share price condition.

PSU-TSR awards settle depending on the level of attainment of a target total shareholder return (TSR) market condition, as defined by the award agreement, over the plan period of three years. The level of attainment of the market condition results in a performance vesting factor that ranges from 0% to 200% depending on the Company's TSR relative to a Class I Railways peer group and the S&P/TSX 60 companies for awards granted in 2022 and 2023, and relative to the S&P North American LargeMidCap transportation index for awards granted in 2024.

RSU awards settle depending on continued employment throughout the plan period, and are not subject to market or performance conditions.

For PSU and RSU awards granted on or after January 1, 2024, dividends declared and paid on common shares accumulate in the form of additional units on a quarterly basis over the plan period.

PSUs and RSUs are settled in common shares of the Company by way of disbursement from the Share Trusts (see *Note 18 – Share capital*). The number of shares remitted to the participant upon settlement is equal to the sum of the number of PSUs awarded multiplied by the performance vesting factor and the number of RSUs awarded, less shares withheld to satisfy the participant's withholding tax requirement. This calculation also includes units granted in lieu of dividends for the Share Units Plan awards granted as of January 1, 2024.

For the 2022 grant, the level of ROIC attained resulted in a performance vesting factor of 55%, however, the minimum share price condition applicable to the PSU-ROIC awards was not attained, therefore the vesting criteria were not met for the plan period ended December 31, 2024. The level of TSR attained resulted in a performance vesting factor of 50% for the plan period ended December 31, 2024. As the vesting criteria for the PSU-TSR awards was met, settlement of a nominal number of shares, net of withholding tax requirements, is expected to occur in the first quarter of 2025. The total fair value of equity settled PSU awards that vested in 2024 was $19 million (2023 - $44 million; 2022 - $40 million).

	PSU-ROIC [1]		PSU-TSR [2]		RSUs [3]	
	Units *In millions*	Weighted- average grant date fair value	Units *In millions*	Weighted- average grant date fair value	Units *In millions*	Weighted- average grant date fair value
Outstanding at December 31, 2023	0.7	$ 78.29	0.4	$ 166.89	0.1	$ 137.31
Granted [4]	0.2	$ 166.63	0.1	$ 217.75	0.1	$ 166.64
Settled [5]	(0.2)	$ 64.50	(0.1)	$ 148.02	—	$ —
Forfeited	(0.1)	$ 109.76	—	$ 186.79	—	$ 166.67
Expired [6]	(0.2)	$ 81.03	—	$ —	—	$ —
Outstanding at December 31, 2024	**0.4**	**$ 123.77**	**0.4**	**$ 192.33**	**0.2**	**$ 157.55**
Nonvested at December 31, 2023	0.5	$ 78.29	0.2	$ 166.89	0.1	$ 137.31
Granted [4]	0.2	$ 166.63	0.1	$ 217.75	0.1	$ 166.64
Vested [7]	—	$ —	(0.1)	$ 180.18	—	$ —
Forfeited	(0.1)	$ 109.76	—	$ 186.79	—	$ 166.67
Expired [6]	(0.2)	$ 81.03	—	$ —	—	$ —
Nonvested at December 31, 2024	**0.4**	**$ 123.77**	**0.2**	**$ 195.31**	**0.2**	**$ 157.55**

(1) The grant date fair value of equity settled PSU-ROIC awards granted in 2024 was $32 million. As at December 31, 2024, total unrecognized compensation cost related to all outstanding awards was $nil as the vesting conditions were not probable.

(2) The grant date fair value of equity settled PSU-TSR awards granted in 2024 was $27 million. As at December 31, 2024, total unrecognized compensation cost related to all outstanding awards was $22 million and is expected to be recognized over a weighted-average period of 1.8 years.

(3) The grant date fair value of equity settled RSU awards granted in 2024 was $18 million. As at December 31, 2024, total unrecognized compensation cost related to all outstanding awards was $13 million and is expected to be recognized over a weighted-average period of 1.9 years.

(4) Units granted in lieu of dividends as of January 1, 2024 have not been quantified as they relate to a nominal amount of units.

(5) Equity settled PSU-ROIC awards granted in 2021 met the minimum share price condition for settlement and attained a performance vesting factor of 190%. Equity settled PSU-TSR awards granted in 2021 attained a performance vesting factor of 119%. In the first quarter of 2024, these awards were settled, net of the remittance of the participants' withholding tax obligation of $46 million, by way of disbursement from the Share Trusts of 0.3 million common shares.

(6) Equity settled PSU-ROIC awards granted in 2022 of 0.2 million units with a fair value of $9 million did not meet the vesting conditions as of December 31, 2024.

(7) These awards are expected to be settled in the first quarter of 2025.

Additional information

Year of grant	**2024**	2023	2022
Assumptions			
Stock price ($) [1]	**166.67**	157.91	153.81
Expected stock price volatility (%) [2]	**20**	26	25
Expected term (years) [3]	**3.0**	3.0	3.0
Risk-free interest rate (%) [4]	**3.80**	3.38	1.58
Dividend rate ($) [5]	**3.38**	3.16	2.93
Weighted-average grant date fair value ($)			
PSU-ROIC	**166.63**	89.37	81.03
PSU-TSR	**217.75**	174.04	180.18
RSU	**166.64**	142.39	132.53

(1) Represents the closing stock price on the grant date.

(2) Based on the historical volatility of the Company's stock over a period commensurate with the expected term of the award.

(3) Represents the period of time that awards are expected to be outstanding.

(4) Based on the implied yield available on zero-coupon government issues with an equivalent term commensurate with the expected term of the awards.

(5) Based on the annualized dividend rate.

Voluntary Incentive Deferral Plan

The Company's VIDP provides eligible senior management employees the opportunity to elect to receive their annual incentive bonus payment in deferred share units (DSU) up to specific deferral limits. A DSU is equivalent to a common share of the Company and also earns dividends when normal cash dividends are paid on common shares. The number of DSUs received by each participant is established at the time of deferral. For each participant, the Company will grant a further 25% of the amount elected in DSUs, which will vest over a period of four years. The election to receive eligible incentive payments in DSUs is no longer available to a participant when the value of the participant's vested DSUs have reached their deferral limit, which is expressed as a multiple of their base salary.

DSUs are settled in common shares of the Company at the time of cessation of employment by way of an open market purchase by the Company. The number of shares remitted to the participant is equal to the number of DSUs awarded less shares withheld to satisfy the participant's withholding tax requirement.

	DSUs [1]	
	Units *In millions*	Weighted-average grant date fair value
Outstanding at December 31, 2023	0.3	$ 112.66
Granted	0.1	$ 175.06
Settled [2]	(0.1)	$ 106.33
Outstanding at December 31, 2024 [3]	**0.3**	**$ 120.55**

(1) The grant date fair value of equity settled DSUs granted in 2024 was $4 million. As at December 31, 2024, the aggregate intrinsic value of all equity settled DSUs outstanding amounted to $48 million.

(2) For the year ended December 31, 2024, the shares purchased for the settlement of equity settled DSUs were net of the remittance of the participants' withholding tax obligation of $4 million.

(3) The total fair value of equity settled DSU awards vested, the number of units outstanding that were nonvested, unrecognized compensation cost and the remaining recognition period have not been quantified as they relate to a nominal number of units.

Stock option awards

The Company's stock option plan allows for eligible employees to acquire common shares of the Company upon vesting at a price equal to the market value of the common shares at the grant date. The options issued by the Company are conventional options that vest over a period of time. Options generally vest over a period of four years of continuous employment for options granted in 2024 and prior to 2020. Options granted between 2020 and 2023 generally vest over a period of five years. Options are not generally exercisable during the first 12 months after the date of grant and expire after 10 years. As at December 31, 2024, 12.5 million common shares remained authorized for future issuances under these plans.

During the year ended December 31, 2024, the Company granted 0.4 million (2023 - 0.6 million; 2022 - 0.6 million) stock options.

	Options outstanding		Nonvested options	
	Number of options *In millions*	Weighted-average exercise price	Number of options *In millions*	Weighted-average grant date fair value
Outstanding at December 31, 2023 [1]	3.3	$ 127.64	1.5	$ 26.65
Granted [2]	0.4	$ 166.61	0.4	$ 36.53
Forfeited/Cancelled	(0.1)	$ 157.56	(0.1)	$ 29.62
Exercised [3]	(0.4)	$ 99.40	N/A	N/A
Vested [4]	N/A	N/A	(0.4)	$ 24.87
Outstanding at December 31, 2024 [1]	**3.2**	**$ 142.55**	**1.4**	**$ 29.82**
Exercisable at December 31, 2024 [1]	**1.8**	**$ 127.70**	**N/A**	**N/A**

(1) Stock options with a US dollar exercise price have been translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date.

(2) The grant date fair value of options granted in 2024 was $14 million ($36.53 per option). As at December 31, 2024, total unrecognized compensation cost related to all outstanding awards was $20 million and is expected to be recognized over a weighted-average period of 2.8 years.

(3) The total intrinsic value of options exercised in 2024 was $29 million (2023 - $33 million; 2022 - $42 million). The cash received upon exercise of options in 2024 was $41 million (2023 - $49 million; 2022 - $61 million) and the related excess tax benefit realized in 2024 was $nil (2023 - $1 million; 2022 - $2 million).

(4) The grant date fair value of options vested in 2024 was $11 million (2023 - $10 million; 2022 - $11 million).

The following table provides the number of stock options outstanding and exercisable as at December 31, 2024 by range of exercise price and their related intrinsic value, and for options outstanding, the weighted-average years to expiration. The table also provides the aggregate intrinsic value for in-the-money stock options, which represents the value that would have been received by option holders had they exercised their options on December 31, 2024 at the Company's closing stock price of $145.97.

	Options outstanding				Options exercisable		
Range of exercise prices	Number of options *In millions*	Weighted-average years to expiration	Weighted-average exercise price	Aggregate intrinsic value *In millions*	Number of options *In millions*	Weighted-average exercise price	Aggregate intrinsic value *In millions*
$ 74.18 - $ 110.00	0.4	2.7	$ 97.24	$ 21	0.4	$ 97.24	$ 21
$ 110.01 - $ 130.00	0.7	4.1	$ 120.82	16	0.6	$ 120.47	15
$ 130.01 - $ 150.00	0.7	5.7	$ 141.08	5	0.4	$ 140.58	3
$ 150.01 - $ 170.00	0.6	7.9	$ 157.78	—	0.2	$ 154.45	—
$ 170.01 - $ 187.11	0.8	8.1	$ 173.86	—	0.2	$ 172.84	—
Balance at December 31, 2024 [1]	**3.2**	**6.0**	**$ 142.56**	**$ 42**	**1.8**	**$ 127.70**	**$ 39**

(1) Stock options with a US dollar exercise price have been translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date. The weighted-average years to expiration of exercisable stock options was 4.7 years.

Additional information

Year of grant	2024	2023	2022
Assumptions			
Grant price *($)*	**166.61**	157.89	152.84
Expected stock price volatility *(%)* [1]	**23**	23	21
Expected term *(years)* [2]	**5.4**	5.5	5.6
Risk-free interest rate *(%)* [3]	**3.50**	2.98	1.72
Dividend rate *($)* [4]	**3.38**	3.16	2.93
Weighted-average grant date fair value *($)*	**36.53**	32.96	27.00

(1) Based on the historical volatility of the Company's stock over a period commensurate with the expected term of the award.

(2) Represents the period of time that awards are expected to be outstanding. The Company uses historical data to predict option exercise behavior.

(3) Based on the implied yield available on zero-coupon government issues with an equivalent term commensurate with the expected term of the awards.

(4) Based on the annualized dividend rate.

Employee Share Investment Plan

The Company has an ESIP giving eligible employees the opportunity to subscribe for up to 10% of their gross salaries to purchase shares of the Company's common stock on the open market and to have the Company invest, on the employees' behalf, a further 35% of the amount invested by the employees, up to 6% of their gross salaries.

Company contributions to the ESIP, which consist of shares purchased on the open market, are subject to a one-year vesting period and are forfeited should certain participant contributions be sold or disposed of prior to vesting. Company contributions to the ESIP are held in Share Trusts until vesting, at which time shares are delivered to the employee.

	ESIP	
	Number of shares *In millions*	Weighted-average share price
Unvested contributions, December 31, 2023	0.2	$ 156.40
Company contributions	0.3	$ 163.93
Vested [1]	(0.2)	$ 156.75
Forfeited	(0.1)	$ 163.02
Unvested contributions, December 31, 2024 [2]	**0.2**	**$ 163.25**

(1) The total fair value of units purchased with Company contributions that vested in 2024 was $28 million (2023 - $23 million).

(2) As at December 31, 2024, total unrecognized compensation cost related to all outstanding units was $17 million and is expected to be recognized over the next 12 months.

Additional information

Year ended December 31,	2024	2023	2022
Number of participants holding shares	**21,492**	21,450	19,967
Total number of ESIP shares purchased on behalf of employees *(millions)*	**1.2**	1.2	1.0

20 – Accumulated other comprehensive loss

In millions	Foreign currency translation adjustments	Pension and other postretirement benefit plans	Derivative instruments	Total before tax	Income tax recovery (expense) [1]	Total net of tax
Balance at December 31, 2021	$ (436)	$ (2,419)	$ 5	$ (2,850)	$ 609	$ (2,241)
Other comprehensive income (loss) before reclassifications:						
Translation of net investment [2]	1,073			1,073	—	1,073
Translation of US dollar debt [3]	(707)			(707)	93	(614)
Derivative instruments [4]			(2)	(2)	—	(2)
Actuarial loss arising during the year [5]		(432)		(432)	113	(319)
Prior service credit arising during the year [5]		21		21	(6)	15
Amounts reclassified from Accumulated other comprehensive loss:						
Amortization of net actuarial loss		162		162	(43)	119
Amortization of prior service credit		(2)		(2)	1	(1)
Settlement loss arising during the year [6]		1		1	—	1
Other comprehensive income (loss)	366	(250)	(2)	114	158	272
Balance at December 31, 2022	(70)	(2,669)	3	(2,736)	767	(1,969)
Other comprehensive income (loss) before reclassifications:						
Translation of net investment [2]	(363)			(363)	—	(363)
Translation of US dollar debt [3]	262			262	(33)	229
Derivative instruments [4]			97	97	(25)	72
Actuarial loss arising during the year		(331)		(331)	86	(245)
Amounts reclassified from Accumulated other comprehensive loss:						
Amortization of prior service credit		(3)		(3)	1	(2)
Amortization of gain on treasury lock			(1)	(1)	—	(1)
Other comprehensive income (loss)	(101)	(334)	96	(339)	29	(310)
Balance at December 31, 2023	(171)	(3,003)	99	(3,075)	796	(2,279)
Other comprehensive income (loss) before reclassifications:						
Translation of net investment [2]	1,377			1,377	—	1,377
Translation of US dollar debt [3]	(989)			(989)	130	(859)
Derivative instruments [4]			(15)	(15)	4	(11)
Actuarial gain arising during the year		973		973	(255)	718
Amounts reclassified from Accumulated other comprehensive loss:						
Amortization of net actuarial loss		56		56	(14)	42
Amortization of prior service credit		(4)		(4)	—	(4)
Amortization of gain on treasury lock			(5)	(5)	1	(4)
Other comprehensive income (loss)	388	1,025	(20)	1,393	(134)	1,259
Balance at December 31, 2024	$ 217	$ (1,978)	$ 79	$ (1,682)	$ 662	$ (1,020)

(1) The Company releases stranded tax effects from Accumulated other comprehensive loss to Net income upon the liquidation or termination of the related item.

(2) Foreign exchange gain/(loss) on translation of net investment in foreign operations.

(3) Foreign exchange gain/(loss) on translation of US dollar-denominated debt designated as a hedge of the net investment in foreign operations. The Company designates US dollar-denominated debt of the parent company as a foreign currency hedge of its net investment in foreign operations. Accordingly, from the dates of designation, foreign exchange gains and losses on translation of the Company's US dollar-denominated debt are recorded in Accumulated other comprehensive loss, which minimizes the volatility of earnings resulting from the conversion of US dollar-denominated debt into Canadian dollars.

(4) Cumulative gains or losses of the treasury locks are included in Derivative instruments. See *Note 22 – Financial instruments* for additional information.

(5) Amendments to the postretirement medical benefits plans in the U.S. resulted in a prior service credit of $21 million and an actuarial gain of $7 million. See *Note 17 – Pensions and other postretirement benefits* for additional information.

(6) Total before tax reclassified to Other components of net periodic benefit cost (income) in the Consolidated Statements of Income and included in net periodic benefit cost (income). See *Note 17 – Pensions and other postretirement benefits*.

21 – Major commitments and contingencies

Purchase commitments
As at December 31, 2024, the Company had fixed and variable commitments to purchase rail, engineering services, locomotives, information technology services and licenses, railroad cars, wheels, rail ties as well as other equipment and services with a total estimated cost of $2,790 million. Costs of variable commitments were estimated using forecasted prices and volumes.

Contingencies
In the normal course of business, the Company becomes involved in various legal actions seeking compensatory and occasionally punitive damages, including actions brought on behalf of various purported classes of claimants and claims relating to employee and third-party personal injuries, occupational disease and property damage, arising out of harm to individuals or property allegedly caused by, but not limited to, derailments or other accidents.

Personal injury and other claims provisions - Canada
Employee injuries are governed by the workers' compensation legislation in each province whereby employees may be awarded either a lump sum or a future stream of payments depending on the nature and severity of the injury. As such, the provision for employee injury claims is discounted. In the provinces where the Company is self-insured, costs related to employee work-related injuries are accounted for based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and third-party administration costs. An actuarial study is generally performed at least on a triennial basis. For all other legal actions, the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.

In 2024, 2023 and 2022 the Company recorded a decrease of $4 million, an increase of $11 million and a decrease $11 million, respectively, to its provision for personal injuries in Canada as a result of actuarial valuations for employee injury claims.

In millions		2024		2023		2022
Beginning of year	$	**180**	$	168	$	182
Accruals and other		**41**		44		16
Payments		**(56)**		(32)		(30)
End of year	$	**165**	$	180	$	168
Current portion - End of year	$	**29**	$	24	$	27

Personal injury and other claims provisions - United States
Personal injury claims by the Company's employees, including claims alleging occupational disease and work-related injuries, are subject to the provisions of the *Federal Employers' Liability Act* (FELA). Employees are compensated under FELA for damages assessed based on a finding of fault through the U.S. jury system or through individual settlements. As such, the provision is undiscounted. With limited exceptions where claims are evaluated on a case-by-case basis, the Company follows an actuarial-based approach and accrues the expected cost for personal injury, including asserted and unasserted occupational disease claims, and property damage claims, based on actuarial estimates of their ultimate cost. An actuarial study is performed annually.

For employee work-related injuries, including asserted non-occupational disease claims, third-party claims, including grade crossing, trespasser and property damage claims, and occupational disease claims, the actuarial valuation considers, among other factors, the Company's historical patterns of claims filings and payments. For unasserted occupational disease claims, the actuarial valuation includes the projection of the Company's experience into the future considering the potentially exposed population. The Company adjusts its liability based upon management's assessment and the results of the study. On an ongoing basis, management reviews and compares the assumptions inherent in the latest actuarial valuation with the current claim experience and, if required, adjustments to the liability are recorded.

Due to the inherent uncertainty involved in projecting future events, including events related to occupational diseases, which include but are not limited to, the timing and number of actual claims, the average cost per claim and the legislative and judicial environment, the Company's future payments may differ from current amounts recorded.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In 2024, the Company recorded an increase of $13 million to its provision for U.S. personal injury and other claims attributable to non-occupational disease claims, third-party claims and occupational disease claims pursuant to the 2024 actuarial valuation. In 2023 and 2022, actuarial valuations resulted in an increase of $2 million and a decrease of $9 million, respectively. The prior years' adjustments from the actuarial valuations were mainly attributable to non-occupational disease claims, occupational disease claims and third -party claims reflecting changes in the Company's estimates of unasserted claims and costs related to asserted claims. The Company has an ongoing risk mitigation strategy focused on reducing the frequency and severity of claims through injury prevention and containment; mitigation of claims; and lower settlements of existing claims.

In millions		2024		2023		2022
Beginning of year	$	131	$	128	$	125
Accruals and other		43		34		33
Payments		(65)		(28)		(39)
Foreign exchange		10		(3)		9
End of year	$	119	$	131	$	128
Current portion - End of year	$	18	$	27	$	18

Although the Company considers such provisions to be adequate for all its outstanding and pending claims, the final outcome with respect to actions outstanding or pending at December 31, 2024, or with respect to future claims, cannot be reasonably determined. When establishing provisions for contingent liabilities the Company considers, where a probable loss estimate cannot be made with reasonable certainty, a range of potential probable losses for each such matter, and records the amount it considers the most reasonable estimate within the range. However, when no amount within the range is a better estimate than any other amount, the minimum amount in the range is accrued. For matters where a loss is reasonably possible but not probable, a range of potential losses cannot be estimated due to various factors which may include the limited availability of facts, the lack of demand for specific damages and the fact that proceedings were at an early stage. Based on information currently available, the Company believes that the eventual outcome of the actions against the Company will not, individually or in the aggregate, have a material adverse effect on the Company's financial position. However, due to the inherent inability to predict with certainty unforeseeable future developments, there can be no assurance that the ultimate resolution of these actions will not have a material adverse effect on the Company's results of operations, financial position or liquidity.

Environmental matters

The Company's operations are subject to numerous federal, provincial, state, municipal and local environmental laws and regulations in Canada and the U.S. concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances, and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations.

Known existing environmental concerns

The Company is or may be liable for remediation costs at individual sites, in some cases along with other potentially responsible parties, associated with actual or alleged contamination. The ultimate cost of addressing these known contaminated sites cannot be definitively established given that the estimated environmental liability for any given site may vary depending on the nature and extent of the contamination; the nature of anticipated response actions, taking into account the available clean-up techniques; evolving regulatory standards governing environmental liability; and the number of potentially responsible parties and their financial viability. As a result, liabilities are recorded based on the results of a four-phase assessment conducted on a site-by-site basis. A liability is initially recorded when environmental assessments occur, remedial efforts are probable, and when the costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated. The Company estimates the costs related to a particular site using cost scenarios established by external consultants based on the extent of contamination and expected costs for remedial efforts. In the case of multiple parties, the Company accrues its allocable share of liability taking into account the Company's alleged responsibility, the number of potentially responsible parties and their ability to pay their respective share of the liability. Adjustments to initial estimates are recorded as additional information becomes available.

The Company's provision for specific environmental sites is undiscounted and includes costs for remediation and restoration of sites, as well as monitoring costs. Environmental expenses, which are classified as Other expense in the Consolidated Statements of Income, include amounts for newly identified sites or contaminants as well as adjustments to initial estimates. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Under the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA), the Company through one of its subsidiaries was notified by the U.S. Environmental Protection Agency (EPA) on February 28, 2024 that it is a potentially responsible party (PRP), along with at least five other previously notified parties, with respect to the Matthiessen & Hegeler Zinc Company Site (Site) in LaSalle, Illinois. EPA also requested that the Company respond to certain information requests, which the Company did on June 30, 2024. The Company's designation as a PRP is based on claims that the Company, or its predecessors, had land holdings historically that were leased to others for commercial or industrial uses that may allegedly have resulted in the disposal of hazardous substances onto the Site. Based on remedial investigations and feasibility studies previously conducted, the EPA issued a Record of Decision outlining the clean-up plan for the Site and certain off-Site areas. The Company has not accrued for any obligation related to the remediation of the Site as it has not been able to confirm to what, if any, extent it contributed to the contamination, the extent and cost of remediation and the contribution of other potentially responsible parties and their ability to pay for their obligations.

For matters where a loss is reasonably possible but not probable, a range of potential losses cannot be estimated due to various factors which may include the limited availability of facts, the lack of demand for specific damages and the fact that proceedings were at an early stage.

Environmental provisions

In millions	2024		2023		2022
Beginning of year	$ 58	$	59	$	56
Accruals and other	15		17		27
Payments	(19)		(19)		(26)
Foreign exchange	2		1		2
End of year	$ 56	$	58	$	59
Current portion - End of year	$ 40	$	39	$	41

The Company anticipates that the majority of the liability at December 31, 2024 will be paid out over the next five years. Based on the information currently available, the Company considers its provisions to be adequate.

Unknown existing environmental concerns
While the Company believes that it has identified the costs likely to be incurred for environmental matters based on known information, the discovery of new facts, future changes in laws, the possibility of releases of hazardous materials into the environment and the Company's ongoing efforts to identify potential environmental liabilities that may be associated with its properties may result in the identification of additional environmental liabilities and related costs. The magnitude of such additional liabilities and the costs of complying with future environmental laws and containing or remediating contamination cannot be reasonably estimated due to many factors, including:
- the lack of specific technical information available with respect to many sites;
- the absence of any government authority, third-party orders, or claims with respect to particular sites;
- the potential for new or changed laws and regulations and for development of new remediation technologies and uncertainty regarding the timing of the work with respect to particular sites; and
- the determination of the Company's liability in proportion to other potentially responsible parties and the ability to recover costs from any third parties with respect to particular sites.

Therefore, the likelihood of any such costs being incurred or whether such costs would be material to the Company cannot be determined at this time. There can thus be no assurance that liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company's financial position or results of operations in a particular quarter or fiscal year, or that the Company's liquidity will not be adversely impacted by such liabilities or costs, although management believes, based on current information, that the costs to address environmental matters will not have a material adverse effect on the Company's financial position or liquidity. Costs related to any unknown existing or future contamination will be accrued in the period in which they become probable and reasonably estimable.

Future occurrences
In railroad and related transportation operations, it is possible that derailments or other accidents, including spills and releases of hazardous materials, may occur that could cause harm to human health or to the environment. As a result, the Company may incur costs in the future, which may be material, to address any such harm, compliance with laws and other risks, including costs relating to the performance of clean-ups, payment of environmental penalties and remediation obligations, and damages relating to harm to individuals or property.

Regulatory compliance

The Company may incur significant capital and operating costs associated with environmental regulatory compliance and clean-up requirements, in its railroad operations and relating to its past and present ownership, operation or control of real property. Operating expenses related to regulatory compliance activities for environmental matters for the year ended December 31, 2024 amounted to $47 million (2023 - $32 million; 2022 - $31 million). In addition, based on the results of its operations and maintenance programs, as well as ongoing environmental audits and other factors, the Company plans for specific capital improvements on an annual basis. Certain of these improvements help ensure facilities, such as fueling stations, waste water and storm water treatment systems, comply with environmental standards and include new construction and the updating of existing systems and/or processes. Other capital expenditures relate to assessing and remediating certain impaired properties. The Company's environmental capital expenditures for the year ended December 31, 2024 amounted to $27 million (2023 - $13 million; 2022 - $19 million).

Guarantees and indemnifications

In the normal course of business, the Company enters into agreements that may involve providing guarantees or indemnifications to third parties and others, which may extend beyond the term of the agreements. These include, but are not limited to, standby letters of credit, surety and other bonds, and indemnifications that are customary for the type of transaction or for the railway business.

As at December 31, 2024, the Company had outstanding letters of credit of $329 million (2023 - $337 million) under the committed bilateral letter of credit facilities and $142 million (2023 - $152 million) under the uncommitted bilateral letter of credit facilities, and surety and other bonds of $145 million (2023 - $157 million), all issued by financial institutions with investment grade credit ratings to third parties to indemnify them in the event the Company does not perform its contractual obligations.

As at December 31, 2024, the maximum potential liability under these guarantee instruments was $616 million (2023 - $646 million), of which $571 million (2023 - $603 million) related to other employee benefit liabilities and workers' compensation and $45 million (2023 - $43 million) related to other liabilities. The guarantee instruments expire through 2025.

As at December 31, 2024, the Company had not recorded a liability with respect to guarantees as the Company did not expect to make any payments under its guarantees.

General indemnifications

In the normal course of business, the Company provides indemnifications, customary for the type of transaction or for the railway business, in various agreements with third parties, including indemnification provisions where the Company would be required to indemnify third parties and others. During the year, the Company entered into various contracts with third parties for which an indemnification was provided. Due to the nature of the indemnification clauses, the maximum exposure for future payments cannot be reasonably determined. To the extent of any actual claims under these agreements, the Company maintains provisions for such items, which it considers to be adequate. As at December 31, 2024, the Company had not recorded a liability with respect to any indemnifications.

22 – Financial instruments

Risk management

In the normal course of business, the Company is exposed to various risks from its use of financial instruments. To manage these risks, the Company follows a financial risk management framework, which is monitored and approved by the Company's Audit, Finance and Risk Committee, with a goal of maintaining a strong balance sheet, optimizing earnings per share and free cash flow, financing its operations at an optimal cost of capital and preserving its liquidity. The Company has limited involvement with derivative financial instruments in the management of its risks and does not hold or issue them for trading or speculative purposes.

Foreign currency risk

The Company conducts its business in both Canada and the U.S. and as a result, is affected by currency fluctuations. Changes in the exchange rate between the Canadian dollar and the US dollar affect the Company's revenues and expenses. To manage foreign currency risk, the Company designates US dollar-denominated debt of the parent company as a foreign currency hedge of its net investment in foreign operations. As a result, from the dates of designation, foreign exchange gains and losses on translation of the Company's US dollar-denominated debt are recorded in Accumulated other comprehensive loss, which minimizes volatility of earnings resulting from the conversion of US dollar-denominated debt into the Canadian dollar.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company also enters into foreign exchange forward contracts to manage its exposure to foreign currency risk. As at December 31, 2024, the Company had outstanding foreign exchange forward contracts to purchase a notional value of US$580 million (2023 - US$1,496 million). These outstanding contracts are at a weighted-average exchange rate of $1.37 per US$1.00 (2023 - $1.37 per US$1.00) with exchange rates ranging from $1.35 to $1.39 per US$1.00 (2023 - $1.34 to $1.39 per US$1.00). The weighted-average term of the contracts is 88 days (2023 - 77 days) with terms ranging from 63 days to 125 days (2023 - 26 days to 178 days). Changes in the fair value of foreign exchange forward contracts, resulting from changes in foreign exchange rates, are recognized in Other income in the Consolidated Statements of Income as they occur. For the year ended December 31, 2024, the Company recorded a gain of $226 million (2023 - loss of $45 million; 2022 - gain of $129 million) related to foreign exchange forward contracts. These gains and losses were largely offset by the re-measurement of US dollar-denominated monetary assets and liabilities recognized in Other income. As at December 31, 2024, the fair value of outstanding foreign exchange forward contracts included in Other current assets and Accounts payable and other was $38 million and $nil, respectively (2023 - $nil and $64 million, respectively).

Interest rate risk

The Company is exposed to interest rate risk, which is the risk that the fair value or future cash flows of a financial instrument will vary as a result of changes in market interest rates. Such risk exists in relation to the Company's debt. The Company mainly issues fixed-rate debt, which exposes the Company to variability in the fair value of the debt. The Company also issues debt with variable interest rates, which exposes the Company to variability in interest expense. To manage interest rate risk, the Company manages its borrowings in line with liquidity needs, maturity schedule, and currency and interest rate profile. In anticipation of future debt issuances, the Company may use derivative instruments such as forward rate agreements.

During 2024 and 2023, the Company entered into treasury lock agreements to hedge US Treasury benchmark rates related to expected debt issuances in 2024 and 2023, respectively. The treasury locks were designated as cash flow hedging instruments with cumulative gains or losses recorded in Accumulated other comprehensive loss in derivative instruments. Upon settlement, cash proceeds or outflows were included in operating activities in the Consolidated Statements of Cash Flows, and the gain or loss was recorded in Accumulated other comprehensive loss which is amortized over the term of the corresponding debt and recognized as an adjustment to interest expense on the Consolidated Statements of Income. In conjunction with the September 18, 2024 debt issuance, the Company settled treasury locks with a notional amount of US$500 million ($680 million), resulting in a cumulative loss of $15 million. In conjunction with the November 1, 2023 debt issuance, the Company settled treasury locks with a notional amount of US$450 million ($622 million), resulting in a cumulative gain of $97 million. As at December 31, 2024 and 2023, there were no treasury locks outstanding.

Fair value of financial instruments

The financial instruments that the Company measures at fair value on a recurring basis in periods subsequent to initial recognition are categorized into the following levels of the fair value hierarchy based on the degree to which inputs are observable:

- Level 1: Inputs are quoted prices for identical instruments in active markets
- Level 2: Significant inputs (other than quoted prices included in Level 1) are observable
- Level 3: Significant inputs are unobservable

The carrying amounts of Cash and cash equivalents and Restricted cash and cash equivalents approximate fair value. These financial instruments include highly liquid investments purchased three months or less from maturity, for which the fair value is determined by reference to quoted prices in active markets.

The carrying amounts of Accounts receivable, Other current assets and Accounts payable and other approximate fair value due to their short maturity, unless otherwise specified. The fair value of equity investments with readily determinable fair values, included in Intangible assets, goodwill and other, is classified as Level 1 with gains and losses being recorded in Other income within the Consolidated Statements of Income. The fair value of derivative financial instruments, included in Other current assets and Accounts payable and other is classified as Level 2 and is used to manage the Company's exposure to foreign currency risk. The fair value is measured by discounting future cash flows using a discount rate derived from market data for financial instruments subject to similar risks and maturities.

The carrying amount of the Company's debt does not approximate fair value. The fair value is estimated based on quoted market prices for the same or similar debt instruments, as well as discounted cash flows using current interest rates for debt with similar terms, company rating, and remaining maturity. The Company classifies debt as Level 2. As at December 31, 2024, the Company's debt, excluding finance leases, had a carrying amount of $20,887 million (2023 - $18,435 million) and a fair value of $19,688 million (2023 - $17,844 million). The carrying amount of debt excluding finance leases exceeded the fair value due to an increase in market rates compared to the stated coupon rate.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23 – Segmented information

As at December 31, 2024, the Company has adopted *ASU 2023-07 Segment reporting (Topic 280): Improvements to reportable segment disclosures*, and the associated disclosure changes are reflected below.

The Company manages its operations as one business segment over a single network that spans vast geographic distances and territories, with operations in Canada and the U.S. and the company determined that there is one reportable segment. Financial information reported at this level is used by the Company's chief operating decision-maker (CODM) identified as the Company's President and Chief Executive Officer, in evaluating financial and operational performance.

The Company's strategic initiatives, which drive its operational direction, are developed and managed centrally by management and are communicated to its regional activity centers (the Western Region, Eastern Region and U.S. Region). The Company's management is responsible for, among others, CN's marketing strategy, the management of large customer accounts, overall planning and control of infrastructure and rolling stock, the allocation of resources, and other functions such as financial planning, accounting and treasury.

The role of each region is to manage the day-to-day service requirements within their respective territories and control direct costs incurred locally. Such cost control is required to ensure that pre-established efficiency standards set at the corporate level are met. The regions execute the overall corporate strategy and operating plan established by the Company's management, as the regions' management of throughput and control of direct costs does not serve as the platform for the Company's decision-making process. Approximately 86% of the Company's freight revenues are from national accounts for which freight traffic spans North America and touches various commodity groups. As a result, the Company does not manage revenues on a regional basis since a large number of the movements originate in one region and pass through and/or terminate in another region.

The regions also demonstrate common characteristics in each of the following areas:
- each region's sole business activity is the transportation of freight over the Company's extensive rail network;
- the regions service national accounts that extend over the Company's various commodity groups and across its rail network;
- the services offered by the Company stem predominantly from the transportation of freight by rail with the goal of optimizing the rail network as a whole; and
- the Company and its subsidiaries, not its regions, are subject to regulatory regimes in both Canada and the U.S.

For the years ended December 31, 2024, 2023, and 2022, no major customer accounted for more than 10% of total revenues and the largest freight customer represented less than 3%, 3% and 4%, respectively, of total annual freight revenues.

Net income and diluted earnings per share (EPS), which are reported on the Company's Consolidated Statements of Income, are the profit measures reviewed by the CODM. These measures are used by the CODM to assess segment profitability, allocate resources across CN's network, benchmark performance against targets and industry standards, analyze trends for strategic planning and forecasting and communicating results to stakeholders.

Significant segment expenses regularly provided to the CODM and included within net income and EPS are the expense captions detailed in the Consolidated Statements of Income. The measure of segment assets is reported on the Consolidated Balance Sheets as Total assets. Segment property additions is reported on the Consolidated Statements of Cash Flows as Property additions.

Geographic information

In millions	Year ended December 31,		**2024**		2023		2022
Revenues							
Canada		$	**11,875**	$	11,570	$	11,583
U.S.			**5,171**		5,258		5,524
Total revenues		$	**17,046**	$	16,828	$	17,107

In millions	As at December 31,	2024		2023
Long-lived assets				
Canada		$	26,635	$	25,530
U.S.			21,810		19,511
Total long-lived assets (1)		$	**48,445**	$	45,041

(1)   The Company defines long-lived assets as Properties and Operating lease right-of-use assets.

24 – Subsequent event

Normal course issuer bid

On January 30, 2025, the Board of Directors of the Company approved a new NCIB, which allows for the repurchase of up to 20.0 million common shares between February 4, 2025 and February 3, 2026.

Additional copies of this
report are available from:

CN Public and Government Affairs
935 de La Gauchetière Street West
Montreal, Quebec H3B 2M9
Telephone: 1-888-888-5909
Email: contact@cn.ca

La version française du présent rapport
peut être demandée auprès des :

Affaires publiques et gouvernementales du CN
935, rue de La Gauchetière Ouest
Montréal (Québec) H3B 2M9
Téléphone : 1 888 888-5909
Courriel : contact@cn.ca







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CN

935 de La Gauchetière Street West
Montreal, Quebec H3B 2M9
www.cn.ca